UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

        Press Release

Highlights

The main figures obtained by Bradesco in 2013 are presented below:

1.   Adjusted Net Income(1) for 2013 stood at R$12.202 billion (a 5.9% increase compared to the R$11.523 billion recorded in the same period last year), corresponding to earnings per share of R$2.91 and Return on Average Adjusted Shareholders’ Equity(2) of 18.0%.

2.   Adjusted Net Income is composed of R$8.462 billion from financial activities, representing 69.3% of the total, and R$3.740 billion from insurance, pension plan and capitalization bond operations, which accounted for 30.7%.

3.     On December 31, 2013, Bradesco’s market capitalization stood at R$128.085 billion(3). As of May 2013, Bradesco common shares compose the Ibovespa index.

4.   Total Assets stood at R$908.139 billion in December 2013, a 3.3% increase over the same period in 2012. Return on Total Average Assets was 1.4%.

5.   The Expanded Loan Portfolio(4) stood at R$427.273 billion in December 2013, up 10.8% during the same period in 2012. Operations with individuals totaled  R$130.750 billion (up 11.2% on December 2012), while operations with companies totaled R$296.523 billion (up 10.6% on December 2012).

6.   Assets under Management stood at R$1.260 trillion, a 2.8% increase from December 2012.

7.   Shareholders’ Equity stood at R$70.940 billion in December 2013, up 1.3% on December 2012. Capital Adequacy Ratio (Basel III) stood at 16.6% in December 2013, 12.3% of which fell under Tier I Capital.

8.  Interest on Shareholders’ Equity and Dividends were paid and recorded in provision to shareholders totaling R$4.078 billion on income for 2013, R$1.803 billion of which was paid as monthly and interim interest and R$2.275 billion was recorded in provision.

9.     Interest Financial Margin stood at R$42.686 billion, up 1.6% in comparison with 2012.

10.   The Delinquency Ratio over 90 days dropped 0.6 p.p. in the last 12 months and stood at 3.5% on December 31, 2013 (4.1% on December 31, 2012).

11.   The Efficiency Ratio(5) in December 2013 stood at 42.1% (41.5% in December 2012), whereas the “adjusted to risk” ratio stood at 52.1%, (52.7% in December 2012).

12.   Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$49.752 billion in 2013, up 12.3% over 2012. Technical Reserves stood at R$136.229 billion, up 9.7% on December 2012.

13.   Investments in infrastructure, information technology and telecommunications amounted to R$4.842 billion in 2013, up 9.8% over the same period last year.

14.   Taxes and contributions, including social security, paid or recorded in provision, amounted to R$21.758 billion, of which R$9.902 billion referred to taxes withheld and collected from third parties and R$11.856 billion from Bradesco Organization activities, equivalent  to 97.2% of Adjusted Net Income(1).

15.   Bradesco has an extensive customer service network in Brazil, with 4,674 Branches and 3,586 Service Branches - PAs. Customers can also use 1,180 PAEs – ATMs (Automatic Teller Machines) in companies, 46,851 Bradesco Expresso service points, 33,464 Bradesco Dia & Noite ATMs and 14,739 Banco24Horas ATMs.

(1) According to non-recurring events described on page 9 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

   4   Report on Economic and Financial Analysis – December 2013

Press Release

Highlights

16.   Payroll, plus charges and benefits, totaled R$11.013 billion. Social benefits provided to the 100,489 employees of the Bradesco Organization and their dependents amounted to R$2.702 billion, while investments in training and development programs totaled R$126.836 million.

17.   For the ninth consecutive year, Bradesco was selected to compose the Corporate Sustainability Index (ISE) of BM&FBovespa – Securities, Commodities and Futures Exchange, which reflects the returns of a share portfolio comprising those companies with the best performance in all aspects of corporate sustainability.

18.   Major Awards and Acknowledgments in the period:

•       Bradesco was considered the best bank in Latin America, ranking first among the 25 best banks in Latin America (AmericaEconomia  magazine);

•       Bradesco was considered the largest private group in Brazil according to the Valor Grandes Grupos ranking, which ranks the country’s 200 largest groups (Valor Econômico newspaper);

•       Bradesco was recognized as the best Bank in Brazil (Best Developed and Emerging Markets Banks 2013 – Global Finance Magazine);

•       Bradesco was considered the best bank in the 8th Best Companies for Shareholders Award (Capital Aberto magazine / Stern Stewart do Brasil Advisory Services);

•       Bradesco was leader of the Top MVP ranking as the company that most produces value from interaction with its stakeholders (Dom Strategy Partners Advisory Services);

•       Winner of the Value Creation Award, promoted by Abrasca, aiming at stimulating good corporate governance practices;

•       Winner of the first edition (2013) of the Top Case Award, in the Top Case Highlight category (Case Studies – Insight Communication magazine);

•       Bradesco was considered the best bank in people management, according to The Best in People Management survey (Valor Carreira/Valor Econômico newspaper, with technical support of Aon Hewitt); and

•       Grupo Bradesco Seguros was granted the Most Admired Companies in Brazil Award in the Corporate Healthcare Plan and Social Security categories (Carta Capital magazine).

With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offerings; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 57-year history of extensive social and educational work, with 40 schools in Brazil. In 2013, a budget of R$456.966 million benefited 101,781 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income.

Bradesco      5

        Press Release

Main Information

	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	Variation %
									4Q13 x 3Q13	4Q13 x 4Q12
Income Statement for the Period - R$ million
Book Net Income	3,079	3,064	2,949	2,919	2,893	2,862	2,833	2,793	0.5	6.4
Adjusted Net Income	3,199	3,082	2,978	2,943	2,918	2,893	2,867	2,845	3.8	9.6
Total Financial Margin	11,264	10,729	10,587	10,706	11,109	10,955	11,034	10,695	5.0	1.4
Gross Loan Financial Margin	7,850	7,793	7,634	7,414	7,527	7,460	7,362	7,181	0.7	4.3
Net Loan Financial Margin	4,889	4,912	4,540	4,305	4,317	4,157	3,955	4,087	(0.5)	13.2
Allowance for Loan Losses (ALL) Expenses	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	2.8	(7.8)
Fee and Commission Income	5,227	4,977	4,983	4,599	4,675	4,438	4,281	4,118	5.0	11.8
Administrative and Personnel Expenses	(7,313)	(6,977)	(6,769)	(6,514)	(6,897)	(6,684)	(6,488)	(6,279)	4.8	6.0
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	14,492	11,069	13,238	10,953	13,216	10,104	11,570	9,418	30.9	9.7
Statement of Financial Position - R$ million
Total Assets	908,139	907,694	896,697	894,467	879,092	856,288	830,520	789,550	-	3.3
Securities	313,327	313,679	309,027	300,600	315,487	319,537	322,507	294,959	(0.1)	(0.7)
Loan Operations (1)	427,273	412,559	402,517	391,682	385,529	371,674	364,963	350,831	3.6	10.8
- Individuals	130,750	127,068	123,562	119,231	117,540	114,536	112,235	109,651	2.9	11.2
- Corporate	296,523	285,491	278,955	272,451	267,989	257,138	252,728	241,181	3.9	10.6
Allowance for Loan Losses (ALL) (2)	(21,687)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	1.0	1.8
Total Deposits	218,063	216,778	208,485	205,870	211,858	212,869	217,070	213,877	0.6	2.9
Technical Reserves	136,229	133,554	131,819	127,367	124,217	117,807	111,789	106,953	2.0	9.7
Shareholders' Equity	70,940	67,033	66,028	69,442	70,047	66,047	63,920	58,060	5.8	1.3
Assets under Management	1,260,056	1,256,220	1,233,546	1,243,170	1,225,228	1,172,008	1,130,504	1,087,270	0.3	2.8
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	2.91	2.84	2.79	2.77	2.74	2.71	2.70	2.69	2.5	6.2
Book Value per Common and Preferred Share - R$ (4)	16.90	15.97	15.72	16.54	16.68	15.73	15.22	13.83	5.8	1.3
Annualized Return on Average Shareholders' Equity (5) (6)	18.0	18.4	18.8	19.5	19.2	19.9	20.6	21.4	(0.4) p.p.	(1.2) p.p.
Annualized Return on Average Assets (6)	1.4	1.3	1.3	1.3	1.4	1.4	1.4	1.5	0.1 p.p	-
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.3	7.1	7.2	7.3	7.6	7.6	7.9	7.9	0.2 p.p	(0.3) p.p.
Fixed Assets Ratio - Total Consolidated	15.2	17.5	17.3	16.5	16.9	19.0	18.2	19.9	(2.3) p.p.	(1.7) p.p.
Combined Ratio - Insurance (7)	86.1	86.9	85.5	86.0	86.6	86.5	85.0	85.6	(0.8) p.p.	(0.5) p.p.
Efficiency Ratio (ER) (3)	42.1	42.1	41.8	41.5	41.5	42.1	42.4	42.7	-	0.6 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	71.8	70.8	69.6	67.7	66.5	64.4	63.2	62.9	1.0 p.p.	5.3 p.p.
Market Capitalization - R$ million (8)	128,085	136,131	124,716	145,584	131,908	113,102	104,869	113,021	(5.9)	(2.9)
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.7	6.9	7.0	7.2	7.3	7.4	7.4	7.5	(0.2) p.p.	(0.6) p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.2	4.4	4.6	4.9	5.0	5.1	5.1	5.1	(0.2) p.p.	(0.8) p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.5	3.6	3.7	4.0	4.1	4.1	4.2	4.1	(0.1) p.p.	(0.6) p.p.
Coverage Ratio (> 90 days (10)) (2)	192.3	190.3	188.6	179.4	178.2	179.0	177.4	181.7	2.0 p.p.	14.1 p.p.
Coverage Ratio (> 60 days (10)) (2)	158.9	156.8	153.5	146.0	147.3	144.8	144.0	146.6	2.1 p.p.	11.6 p.p.
Operating Limits %
Capital Adequacy Ratio - Total (11)	16.6	16.4	15.4	15.6	16.1	16.0	17.0	15.0	0.2 p.p.	0.5 p.p.
Tier I Capital	12.3	12.7	11.6	11.0	11.0	11.3	11.8	12.0	(0.4) p.p.	1.3 p.p
- Common Equity	12.3	-	-	-	-	-	-	-	-	-
- Additional Capital	-	-	-	-	-	-	-	-	-	-
Tier II Capital	4.3	3.7	3.8	4.6	5.1	4.7	5.2	3.0	0.6 p.p.	(0.8) p.p.

   6   Report on Economic and Financial Analysis – December 2013

Press Release

Main Information

	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Variation %
									Dec13 x Sept13	Dec13 x Dec12
Structural Information - Units
Service Points	72,736	71,724	70,829	69,528	68,917	67,225	65,370	62,759	1.4	5.5
- Branches	4,674	4,697	4,692	4,687	4,686	4,665	4,650	4,636	(0.5)	(0.3)
- PAs (12)	3,586	3,760	3,795	3,786	3,781	3,774	3,243	2,986	(4.6)	(5.2)
- PAEs (12)	1,180	1,421	1,454	1,457	1,456	1,456	1,476	1,497	(17.0)	(19.0)
- External Bradesco ATMs (13)	3,003	3,298	3,498	3,712	3,809	3,954	3,992	3,974	(8.9)	(21.2)
- Banco24Horas Network ATMs (13)	11,583	11,229	11,154	10,966	10,818	10,464	10,459	10,583	3.2	7.1
- Bradesco Expresso (Correspondent Banks)	46,851	45,614	44,819	43,598	43,053	41,713	40,476	38,065	2.7	8.8
- Bradesco Promotora de Vendas	1,846	1,692	1,404	1,309	1,301	1,186	1,061	1,005	9.1	41.9
- Branches / Subsidiaries Abroad	13	13	13	13	13	13	13	13	-	-
ATMs	48,203	47,969	47,972	48,025	47,834	47,542	47,484	47,330	0.5	0.8
- Bradesco Network	33,464	33,933	34,322	34,719	34,859	35,128	35,226	35,007	(1.4)	(4.0)
- Banco24Horas Network	14,739	14,036	13,650	13,306	12,975	12,414	12,258	12,323	5.0	13.6
Employees	100,489	101,410	101,951	102,793	103,385	104,100	104,531	105,102	(0.9)	(2.8)
Outsourced Employees and Interns	12,614	12,699	12,647	13,070	12,939	13,013	12,661	12,659	(0.7)	(2.5)
Customers - in millions
Active Checking Account Holders (14) (15)	26.4	26.4	26.2	25.8	25.7	25.6	25.6	25.4	-	2.7
Savings Accounts (16)	50.9	48.3	47.7	46.6	48.6	48.3	45.2	41.3	5.4	4.7
Insurance Group	45.7	45.3	44.2	42.9	43.1	42.4	41.9	40.8	0.9	6.0
- Policyholders	39.8	39.5	38.4	37.1	37.3	36.7	36.3	35.4	0.8	6.7
- Pension Plan Participants	2.4	2.4	2.4	2.3	2.3	2.3	2.2	2.2	-	4.3
- Capitalization Bond Customers	3.5	3.4	3.4	3.5	3.5	3.4	3.4	3.2	2.9	-
Bradesco Financiamentos (14)	3.3	3.4	3.5	3.6	3.7	3.7	3.8	3.8	(2.9)	(10.8)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     Includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept;

(3)     In the last 12 months;

(4)     For comparison purposes, the shares were adjusted according to bonuses and stock splits;

(5)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(6)     Year-to-date adjusted net income;

(7)     Excludes additional reserves;

(8)     Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)     As defined by the Brazilian Central Bank (Bacen);

(10)   Loans overdue;

(11)   As of October 2013, Capital Adequacy Ratio is calculated according to regulatory guidelines established by CMN Resolutions 4192/13 and 4193/13 (Basel III);

(12)   PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4072/12; and PAE: ATM located in the premises of a company;

(13)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas network: 1,549 in December 2013; 1,701 in September 2013; 1,804 in June 2013; 1,914 in March 2013; 1,964 in December 2012; 2,039 in September 2012; 2,059 in June 2012 and 2,050 in March 2012;

(14)   Number of customers (Corporate/ Individual Taxpayer ID (CNPJ/CPF);

(15)   Refers to 1st and 2nd holders of checking accounts; and

(16)   Number of accounts.

Bradesco      7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term	Short Term	Long Term BBB +		Short Term F2		Long Term	Short Term
		A -	F1					AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Main Non-recurring Events

During the quarter, certain non-recurring events were recorded in our financial statements. Thus, to provide for better understanding and analysis of our performance, we adjusted our Book Net Income by excluding these events, composing our so-called Adjusted Net Income.

In October 2013, Law 12865/13 set forth the tax liability installment and cash payment program – Refis. Bradesco made a detailed evaluation of Organization’s tax claims and contingencies and, in November 2013, resolved to adhere to the program, basically for those claims challenging the mandatory payment of contribution for the Social Integration Program (PIS) and the Contribution for Social Security Financing (Cofins), referred to in Chapter I of Law 9718/98 levied on financial income generated by Organization’s financial institutions which had obtained writ of mandamus that suspended these payments. This adhesion resulted in a reversal of provision, net of tax effects, amounting to R$1,950 million. The proceedings involving other Organization companies that reclaim these payments or have escrow deposits are still under litigation.

Tax credits deriving from the investment acquisition operation were also recorded, amounting to R$462 million, given that they already comply with regulatory aspects and have effective perspectives of realization, in accordance with studies and analyses prepared by Management.

Also, in compliance with Susep Circular Letter 462/13, the Insurance Group began to adopt the risk-free yield curve (ETTJ) as discount rate of actuarial liability flow, which resulted in a net reversal of part of the technical reserves, totaling R$2,572 million. In the same period, we traded NTNs, given as collateral for technical reserves, in order to adjust  these securities at market prices, in line with the new liability rates (for more information, refer to Note 21b on page 198).

   8   Report on Economic and Financial Analysis – December 2013

Press Release

Main Non-recurring Events

Lastly, we adjusted Bank’s available-for-sale NTNs at market value, through their trading in the market.

All in all, although these and other non-recurring events have not caused significant net effect on income for the quarter and the year, they caused an important increase in Shareholders’ Equity. This makes us more prepared to implement Basel III and also will improve our future returns on said NTNs, which now reflect market’s current rates.

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	12M13	12M12	4Q13	3Q13
Book Net Income	12,011	11,381	3,079	3,064

Non-Recurring Events	191	142	120	18
- Law 12865/13 - Tax Recovery Program (REFIS)	(1,950)	-	(1,950)	-
- Recording of Tax Credits	(462)	(1,389)	(462)	-
- Technical Reserve - (Increase)/Decrease in Real Interest Rate	(2,572)	2,116	(2,572)	-
- Adjustments to Rates at Market Value - NTNs	6,117	-	6,117	-
- Impairment of Assets (1)	739	1,470	739	-
- Earnings (Loss) from Extended Securities Terms	-	(2,282)	-	-
- Full Goodwill Amortization - BERJ	-	1,156	-	-
- Other (2)	77	(561)	(41)	30
- Tax Effects	(1,758)	(368)	(1,711)	(12)
Adjusted Net Income	12,202	11,523	3,199	3,082
0
ROAE % (3)	17.7	19.0	18.6	19.1
0
(ADJUSTED) ROAE % (3)	18.0	19.2	19.3	19.2

(1)   2013 and 4Q13 basically refers to the impairment of: (i) Securities – Available-for-Sale Shares, in the amount of R$682 million, arising from the adjustment of historical value of shares at fair value; and (ii) Other Assets, in the amount of R$57 million, arising from the revised expectations of return on these assets; and 2012 to the impairment of: (i) Securities – Available-for-Sale Shares, in the amount of R$890 million, arising from the adjustment of historical value of shares at fair value; and (ii) Other Assets, in the amount of R$527 million, arising from the revised expectations of  return on these assets;

(2)   2013 and 4Q13 basically includes: (i) expenses with provision for civil claims, in the amount of R$159 million and R$41 million, respectively; and (ii) reversal of operating provisions, net of recordings, in the amount of R$82 million; and 2012 basically includes: (i) gain in the sale of Serasa shares, in the amount of R$793 million; and (ii) other operating provisions, net of reversals, basically by provisions for civil claims, in the amount of R$232 million; and

(3)   Annualized.

Bradesco      9

        Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	12M13	12M12	Variation		4Q13	3Q13	Variation
			12M13 x 12M12				4Q13 x 3Q13
			Amount	%			Amount	%
Financial Margin	43,286	43,793	(507)	(1.2)	11,264	10,729	535	5.0
- Interest	42,686	42,021	665	1.6	10,986	10,622	364	3.4
- Non-interest	600	1,772	(1,172)	(66.1)	278	107	171	159.8
ALL	(12,045)	(13,014)	969	(7.4)	(2,961)	(2,881)	(80)	2.8
Gross Income from Financial Intermediation	31,241	30,779	462	1.5	8,303	7,848	455	5.8
Income from Insurance, Pension Plans and Capitalization Bonds (1)	4,471	3,814	657	17.2	1,188	1,100	88	8.0
Fee and Commission Income	19,786	17,512	2,274	13.0	5,227	4,977	250	5.0
Personnel Expenses	(13,061)	(12,186)	(875)	7.2	(3,465)	(3,346)	(119)	3.6
Other Administrative Expenses	(14,512)	(14,162)	(350)	2.5	(3,848)	(3,631)	(217)	6.0
Tax Expenses	(4,381)	(4,139)	(242)	5.8	(1,254)	(987)	(267)	27.1
Equity in the Earnings (Losses) of Unconsolidated Companies	43	148	(105)	(70.9)	26	2	24	-
Other Operating Income/ (Expenses)	(4,743)	(4,214)	(529)	12.6	(1,232)	(1,194)	(38)	3.2
Operating Result	18,844	17,552	1,292	7.4	4,945	4,769	176	3.7
Non-Operating Result	(120)	(89)	(31)	34.8	(31)	(27)	(4)	14.8
Income Tax / Social Contribution	(6,425)	(5,872)	(553)	9.4	(1,696)	(1,638)	(58)	3.5
Non-controlling Interest	(97)	(68)	(29)	42.6	(19)	(22)	3	(13.6)
Adjusted Net Income	12,202	11,523	679	5.9	3,199	3,082	117	3.8

(1)    Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   10   Report on Economic and Financial Analysis – December 2013

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Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the fourth quarter of 2013, Bradesco posted adjusted net income of R$3,199 million, up 3.8%, or R$117 million over the previous quarter, mainly due to: (i) greater financial margin revenue, resulting from the increase in interest and non-interest revenues; (ii) improvement in fee and commission income, due to greater business volume; (iii) higher insurance, pension plan and capitalization bond operating income; and partially impacted by: (iv) higher tax expenses; and (v) higher personnel and administrative expenses.

In the year-over-year comparison, adjusted net income increased by 5.9% or R$679 million in 2013, for Return on Adjusted Average Shareholders’ Equity (ROAE) of 18.0%.

Shareholders’ Equity stood at R$70,940 million in December 2013, up 1.3% over 2012. The Capital Adequacy Ratio (Basel III) stood at 16.6%, 12.3% of which fell under Tier I Capital.

Total Assets came to R$908,139 million in December 2013, up 3.3% over December 2012, driven by the increase in operations and greater business volume. Return on Average Assets (ROAA) came to 1.4%.

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Summarized Analysis of Adjusted Income
Efficiency Ratio (ER)

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(1), totaled 52.1% in the fourth quarter of 2013, improving by 0.4 p.p. and 0.6 p.p. over the third quarter of 2013 and the same period in 2012, respectively, mainly due to the decrease of allowance for loan loss expenses in the last 12 months, due to the decrease in delinquency ratio level in the same period.

The decrease of the quarterly ER from the third quarter of 2013 was mainly due to better fee and commission income and financial margin, both increasing by 5.0%. In the year-over-year comparison, this indicator remained stable, proving the rigorous control of our operating expenses, despite the organic growth in the period.

ER in the last 12 months(2)remained stable at 42.1% in relation to the previous quarter and increased by 0.6 p.p. over the same period in the previous year, mainly due to: (i) the reduction in non-interest financial margin; and (ii) the impact of the 2012 and 2013 collective bargaining agreements.

(1) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others; and

(2) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), Bradesco’s ER in the last 12 months up to December 31, 2013 is 45.0%.

   12   Report on Economic and Financial Analysis – December 2013

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Summarized Analysis of Adjusted Income
Financial Margin

The R$535 million increase quarter over quarter was mainly due to: (i) higher interest margin, totaling R$364 million, due to better Insurance and Funding margins; and (ii) higher non-interest margin, totaling R$171 million, basically as a result of higher gains from Insurance margin.

In the year-over-year comparison, financial margin came to R$43,286 million, a R$507 million decrease from 2012, due to: (i) lower result from the non-interest margin, in the amount of R$1,172 million, due to lower gains from the market arbitrage, and offset by: (ii) the R$665 million increase in income from interest-earning operations due to an increase in business volume, led by Loan and Funding.

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Summarized Analysis of Adjusted Income
Interest Financial Margin – Annualized Average Rates

	R$ million
	12M13			12M12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	30,691	312,737	9.8%	29,530	284,173	10.4%
Funding	4,733	338,209	1.4%	4,225	333,483	1.3%
Insurance	3,616	131,290	2.8%	3,183	113,304	2.8%
Securities/Other	3,646	309,746	1.2%	5,083	293,294	1.7%
0
Financial Margin	42,686	-	6.9%	42,021	-	7.2%
0
	4Q13			3Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,850	326,997	10.0%	7,793	316,413	10.2%
Funding	1,401	352,160	1.6%	1,271	343,296	1.5%
Insurance	965	136,000	2.9%	823	132,502	2.5%
Securities/Other	770	316,691	1.0%	735	312,586	0.9%
0
Financial Margin	10,986	-	7.1%	10,622	-	7.0%

The annualized interest financial margin rate stood at 7.1% in the fourth quarter of 2013, a 0.1 p.p. increase over the previous quarter, mainly due to Insurance interest margin.

   14   Report on Economic and Financial Analysis – December 2013

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Summarized Analysis of Adjusted Income
Expanded Loan Portfolio(1)

In December 2013, Bradesco’s expanded loan portfolio totaled R$427.3 billion, a 3.6% increase over the previous quarter due to: (i) the 4.3% growth in Corporations; (ii) the 3.3% growth in SMEs; and (iii) the 2.9% growth in Individuals.

In the last 12 months, this expanded loan portfolio increased 10.8%, driven by: (i) the 11.5% growth in SMEs; (ii) the 11.2% growth in Individuals; and (iii) the 10.0% growth in Corporations.

To the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) export financing; and (ii) real estate financing – corporate plan. To the Individuals segment, the main highlights were: (i) real estate financing; and (ii) payroll-deductible loans.

(1)   It includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

In the fourth quarter of 2013, ALL expenses totaled R$2,961 million, a 2.8% variation from the previous quarter, but lower than the 3.7% growth in the loan portfolio – as defined by Bacen in the quarter. This result was due to the reduction in delinquency level, thanks to the adaptation and consistency of loan granting policy and processes, quality of guarantees obtained, as well as the loan recovery process improvement.

In the year-over-year comparison, this expense reduced by 7.4%, even considering the 11.0% increase in loan operations – as defined by Bacen, resulting from the reduced delinquency level in the last 12 months.

(1)     Includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept.

For more information, refer to Chapter 2 of this Report.

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Summarized Analysis of Adjusted Income
Delinquency Ratio > 90 days(1)

Total delinquency ratio, comprising the transactions overdue over 90 days, had a decrease in the quarter and in the last twelve months, thanks basically to: (i) the investment in the ongoing improvement in loan assignment models; (ii) the growth of payroll-deductible loan and real estate financing products, which impacted the portfolio mix; and (iii) the improvement in internal models of loan risk monitoring. The drop among individual customers and SMEs was also a reason for the reduction. The higher delinquency ratio among Corporations was due to specific cases and does not represent a trend.

(1) As defined by Bacen.

   16   Report on Economic and Financial Analysis – December 2013

        Press Release

Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors its loan portfolio and its risk using, internally, the expanded portfolio concept.

In addition to the allowance for loan losses (ALL), required by Bacen, Bradesco has an excess ALL to provide for possible stress situations, as well as other transactions/commitments bearing loan risks.

The following graph shows the changes in coverage ratio of ALL compared to loans overdue over between 60 and 90 days. In December 2013, these ratios stood at 158.9% and 192.3%, respectively.

(1) Includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept.

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Summarized Analysis of Adjusted Income
Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the fourth quarter of 2013 stood at R$1.001 billion (R$878 million in the third quarter of 2013), up 14.0% over the previous quarter, for annualized Return on Adjusted Shareholders’ Equity of 27.3%.

In 2013, Net Income came to R$3.740 billion, up 4.3% from Net Income posted in 2012 (R$3.587 billion), for a return on Adjusted Shareholders’ Equity of 23.2%.

(1)    Excluding additional provisions.

	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	Variation %
									4Q13 x 3Q13	4Q13 x 4Q12
Net Income	1,001	878	931	930	964	837	881	905	14.0	3.8
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	14,492	11,069	13,238	10,953	13,216	10,104	11,570	9,418	30.9	9.7
Technical Reserves	136,229	133,554	131,819	127,367	124,217	117,807	111,789	106,953	2.0	9.7
Financial Assets	146,064	143,423	141,984	141,535	141,540	133,738	128,526	122,147	1.8	3.2
Claims Ratio	71.1	72.7	71.1	69.6	70.5	70.4	71.3	71.9	(1.6) p.p.	0.6 p.p.
Combined Ratio	86.1	86.9	85.5	86.0	86.6	86.5	85.0	85.6	(0.8) p.p.	(0.5) p.p.
Policyholders / Participants and Customers (in thousands)	45,675	45,292	44,215	42,941	43,065	42,363	41,898	40,785	0.8	6.1
Employees	7,383	7,462	7,493	7,510	7,554	7,545	7,478	7,574	(1.1)	(2.3)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	24.2	23.8	24.0	22.4	24.8	24.3	24.8	23.4	0.4 p.p.	(0.6) p.p.

(1) The fourth quarter of 2013 includes the latest data released by Susep (November/13).

Note: For comparison among the indexes in the periods above, the calculation of the fourth quarter of 2013 excludes the non-recurring effects arising from the reversal of additional technical reserve, as a result of the increase in real interest rate.

   18   Report on Economic and Financial Analysis – December 2013

Press Release

Summarized Analysis of Adjusted Income

Non-recurring events in the fourth quarter of 2013:

(i) Financial Assets – financial available-for-sale assets amounting to R$6.9 billion were traded this quarter, and a loss of approximately R$1.4 billion (net of taxes) on these assets was recorded in income statement upon trading. However, fixed-income securities were acquired, with interest rates that reflect Brazil’s current economic scenario.

In addition, Management resolved to reclassify available-for-sale securities totaling R$19.1 billion to held-to-maturity securities, whose average maturity is scheduled to 2037.

(ii) Technical Reserves – in compliance with Susep Circular Letter 462/13, the Insurance Group adopted the risk-free yield curve (ETTJ) as discount rate of actuarial liability flow. The use of this rate, established by the Regulatory Agency, resulted in the reduction in technical reserves and, consequently, the recognition of approximately R$1.4 billion (net of taxes) in income statement.

The net effect of the matters above did not have significant impact on the fourth quarter 2013 results and are part of a more efficient ALM (Asset Liability Management) operation.

In the fourth quarter of 2013, total revenue increased by 30.9% over the previous quarter, led by the Life and Pension Plan segment, which was boosted by the greater concentration of pension plan contributions in the period.

Net income for the fourth quarter of 2013 was 14.0% higher than the previous quarter, mainly due to: (i) the 30.9% increase in revenue; (ii) the 1.6 p.p. decrease in claims ratio; (iii) the improved financial and equity income; and (iv) the increase in the administrative efficiency ratio.

In 2013, production was up 12.3% from the same period in 2012, led by Health, Capitalization Bond and Life and Pension Plan products, which increased 21.8%, 21.0% and 7.7%, respectively.

Net income for 2013 exceeded by 4.3% that of the previous year, due to: (i) a 12.3% increase in revenue; (ii) the improved financial and equity income; and (iii) the stability of administrative efficiency and claims ratios.

Grupo Bradesco Seguros’ capital levels are in compliance with the regulatory requirements and the global standards (Solvency II), with a leverage of 2.9 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income
Fee and Commission Income

In the fourth quarter of 2013, fee and commission income came to R$5,227 million, up R$250 million over the previous quarter, mainly due to the increase in business volume, led by the excellent performance of cards and underwriting / financial advisory revenues in this quarter. Other revenues that also contributed to this result were mainly due to: (i) loan operations; (ii) checking accounts; and (iii) consortia management.

In the year-over-year comparison, the increase of R$2,274 million, or 13.0%, in 2013 was due to ongoing investments in customer service channels and technology, which mainly resulted in: (i) the excellent performance of the credit card segment, driven by the growth in revenue and transactions; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 707 thousand active accounts in the period; (iii) higher income from loan operations, due to greater volume of contracted operations and sureties and guarantees in the period; (iv) greater income from collections; (v) greater income from fund management, whose average volume of assets and portfolios under management increased by 8.3% in the period; and (vi) greater income from consortia management.

   20   Report on Economic and Financial Analysis – December 2013

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Summarized Analysis of Adjusted Income
Personnel Expenses

In the fourth quarter of 2013, the R$119 million increase from the previous quarter is a result of variations in:

•       structural expenses – increase of R$42 million, due to greater expenses with salaries, social charges and benefits, as a result of the raise in salary levels, as per the 2013 collective bargaining agreement; and

•       non-structural expenses – increase of R$77 million, mainly due to greater expenses with (i) training and (ii) employee and management profit sharing.

In the year-over-year comparison, the R$875 million increase in 2013 was due to:

•      the R$570 million, or 5.8%, of structural expenses, mainly resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per the 2012 and 2013 collective bargaining agreements (adjustments of 7.5% and 8.0%, respectively); and

• the R$305 million increase in non-structural expenses, mainly due to greater expenses with (i) provision for labor claims; and (ii) employee and management profit sharing.

Note:  Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

           Non-Structural Expenses = Employee and Management Profit Sharing + Training + Provision for Labor Claims + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income
Administrative Expenses

In 2013, administrative expenses increased 2.5% over 2012, mainly due to the strong cost control conducted by our Efficiency Committee. Note that this slight increase was a result of: (i) the opening of 3,819 service points in the period, for a total of 72,736 service points on December 31, 2013; (ii) the increase in business and service volume in the period; (iii) contractual adjustments; in addition to (iv) the IPCA and IGP-M inflation rates of the last 12 months, which came to 5.9% and 5.5% respectively.

In the fourth quarter of 2013, the 6.0% increase in administrative expenses over the previous quarter was mainly due to (i) the greater business and service volume recorded in the last quarter which, consequently, increased expenses; and (ii) the seasonal effect of greater advertising and publicity expenses, due to extra investments in initiatives regarding institutional maintenance and positioning and support of loan product offer this period of the year.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,232 million in the fourth quarter of 2013, a R$38 million increase over the previous quarter, mainly due to greater expenses with civil contingencies in the period.

Year over year, other operating expenses, net of other operating income, increased by R$529 million in 2013, mainly as a result of greater expenses with: (i) operating provisions, particularly those for civil contingencies; and (ii) amortization of intangible assets.

   22   Report on Economic and Financial Analysis – December 2013

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Summarized Analysis of Adjusted Income
Income Tax and Social Contribution

Income tax and social contribution increased 3.5% in comparison with the previous quarter and 9.4% year over year, mainly due to the increase in taxable income.

The income tax and social contribution rate in the fourth quarter of 2013 was 34.5%, remaining stable when compared to the previous quarter.

Unrealized Gains

Unrealized gains totaled R$13,868 million in the fourth quarter of 2013, a R$3,833 million increase from the previous quarter. This was mainly due to: (i) the effect of the adjustment of fixed-income security rates to market value; and (ii) the appreciation of investments, mainly Cielo shares, which valued by 9.5% in the quarter.

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Economic Scenario

The persistent signs of economic recovery in recent months and the fact that the U.S. has begun reducing its monetary stimuli, have reinforced the upward tendency of long-term interest rates and the appreciation of the dollar in the coming quarters. Even though the financial markets are not expected to react as they did in May and June of last year, when these tendencies were created, the scenario does impose important short-term challenges, especially for emerging economies with weaker fundamentals.

In the fourth quarter of 2013, concerns related to growth in Europe and China were reduced, but fiscal adjustments and structural reforms, respectively, limited the space for a more substantial recovery in both regions.

Despite the expected acceleration of global economic activity, the risk of deflation is still present, which should ensure that the normalization of monetary policy in the developed countries takes place more gradually. In fact, commodity prices are likely to fall, reflecting macroeconomic factors, such as the strengthening of the U.S. dollar, as well as specific indicators, especially the strong expansion of supply in certain segments. However, the performances of the various commodity markets are likely to vary greatly among themselves.

Brazil’s economy should benefit from the acceleration of global growth in 2014; it is also better prepared than before to face the U.S. monetary policy’s current transition phase and the resulting challenges to domestic economic policy management. This view, supported by improved macroeconomic fundamentals and the institutional advances recorded in the last few years, is given added strength by the level of foreign reserves, which provide insurance to be resorted to if necessary.

The recovery of economic activity in the last few months has been chiefly fueled by investments in production, which will tend to increase further as a result of the recent public concessions program. This program, together with the major sporting events scheduled in 2014 and 2016, represents a unique opportunity for Brazil to improve its infrastructure, which is absolutely essential in order to enhance perception of the economy’s growth potential.

Despite the risks to the scenario and the challenges faced by the Brazilian economy in the pursuit of higher sustainable growth in the near future, Bradesco is maintaining a positive outlook, with favorable prospects in its operational segments.

The volume of credit is growing at rates that are both sustainable and risk-compatible, while delinquency has been showing signs of a decline. Thanks to the intense and ongoing upward social mobility of recent years, the scenario for the banking and insurance sectors remains highly favorable.

   24   Report on Economic and Financial Analysis – December 2013

Press Release

Main Economic Indicators

Main Indicators (%)	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	12M13	12M12
Interbank Deposit Certificate (CDI)	2.31	2.12	1.79	1.61	1.70	1.91	2.09	2.45	8.06	8.40
Ibovespa	(1.59)	10.29	(15.78)	(7.55)	3.00	8.87	(15.74)	13.67	(15.50)	7.40
USD – Commercial Rate	5.05	0.65	10.02	(1.45)	0.64	0.46	10.93	(2.86)	14.64	8.94
General Price Index - Market (IGP-M)	1.75	1.92	0.90	0.85	0.68	3.79	2.56	0.62	5.51	7.83
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	2.04	0.62	1.18	1.94	1.99	1.42	1.08	1.22	5.91	5.84
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.24	1.36	1.36	1.48	1.48	5.03	5.79
Reference Interest Rate (TR)	0.16	0.03	-	-	-	0.03	0.07	0.19	0.24	0.29
Savings Account (Old Rule) (1)	1.67	1.54	1.51	1.51	1.51	1.53	1.58	1.70	6.37	6.48
Savings Account (New Rule) (1)	1.67	1.47	1.30	1.25	1.26	1.40	-	-	5.81	3.17
Business Days (number)	64	66	63	60	62	64	62	63	253	251
Indicators (Closing Rate)	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec13	Dec12
USD – Commercial Selling Rate - (R$)	2.3426	2.2300	2.2156	2.0138	2.0435	2.0306	2.0213	1.8221	2.3426	2.0435
Euro - (R$)	3.2265	3.0181	2.8827	2.5853	2.6954	2.6109	2.5606	2.4300	3.2265	2.6954
Country Risk (points)	224	236	237	189	142	166	208	177	224	142
Basic Selic Rate Copom (% p.a.)	10.00	9.00	8.00	7.25	7.25	7.50	8.50	9.75	10.00	7.25
BM&F Fixed Rate (% p.a.)	10.57	10.07	9.39	7.92	7.14	7.48	7.57	8.96	10.57	7.14

(1)  Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2016

%	2014	2015	2016
USD - Commercial Rate (year-end) - R$	2.40	2.45	2.55
Extended Consumer Price Index (IPCA)	5.87	5.60	5.50
General Price Index - Market (IGP-M)	5.90	5.00	5.00
Selic (year-end)	10.75	10.75	9.25
Gross Domestic Product (GDP)	2.10	3.00	3.50

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Guidance

Bradesco’s Outlook for 2014

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	10 to 14%
Individuals	11 to 15%
Companies	9 to 13%
Interest Financial Margin	6 to 10%
Fee and Commission Income	9 to 13%
Operating Expenses (2)	3 to 6%
Insurance Premiums	9 to 12%

(1)     Expanded Loan Portfolio; and
(2)     Administrative and Personnel Expenses.

   26   Report on Economic and Financial Analysis – December 2013

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth Quarter of 2013

	R$ million
	4Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	4,791	(348)	(50)	69	(871)	35	-	932	4,558	6,706	11,264
ALL	(3,137)	-	-	-	309	(133)	-	-	(2,961)	-	(2,961)
Gross Income from Financial Intermediation	1,654	(348)	(50)	69	(562)	(98)	-	932	1,597	6,706	8,303
Income from Insurance, Pension Plans and Capitalization Bonds (9)	4,173	-	-	-	-	-	-	-	4,173	(2,985)	1,188
Fee and Commission Income	5,157	-	-	-	-	-	70	-	5,227	-	5,227
Personnel Expenses	(3,465)	-	-	-	-	-	-	-	(3,465)	-	(3,465)
Other Administrative Expenses	(3,931)	-	-	-	-	-	83	-	(3,848)	-	(3,848)
Tax Expenses	(1,096)	-	-	-	(16)	-	-	(101)	(1,213)	(40)	(1,254)
Equity in the Earnings (Losses) of Unconsolidated Companies	26	-	-	-	-	-	-	-	26	-	26
Other Operating Income/Expenses	(534)	348	50	(69)	578	18	(153)	-	238	(1,468)	(1,232)
Operating Result	1,982	-	-	-	-	(80)	-	831	2,733	2,213	4,945
Non-Operating Result	(156)	-	-	-	-	80	-	-	(76)	45	(31)
Income Tax / Social Contribution and Non-controlling Interest	1,253	-	-	-	-	-	-	(831)	422	(2,138)	(1,715)
Net Income	3,079	-	-	-	-	-	-	-	3,079	120	3,199

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses;” Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;” and Expenses with the Provision for Collateral were reclassified from the item “Other Operating Expenses” to the item “Allowance for Loan Loss (ALL) Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses”/”Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 9 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      27

Book Income vs. Managerial Income vs. Adjusted Income Statement

Third Quarter of 2013

	R$ million
	3Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,733	(355)	16	(97)	(740)	30	-	141	10,729	-	10,729
ALL	(3,260)	-	-	-	511	(132)	-	-	(2,881)	-	(2,881)
Gross Income from Financial Intermediation	8,473	(355)	16	(97)	(229)	(102)	-	141	7,848	-	7,848
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,100	-	-	-	-	-	-	-	1,100	-	1,100
Fee and Commission Income	4,908	-	-	-	-	-	68	-	4,977	-	4,977
Personnel Expenses	(3,346)	-	-	-	-	-	-	-	(3,346)	-	(3,346)
Other Administrative Expenses	(3,601)	-	-	-	-	-	(30)	-	(3,631)	-	(3,631)
Tax Expenses	(964)	-	-	-	(8)	-	-	(15)	(987)	-	(987)
Equity in the Earnings (Losses) of Unconsolidated Companies	2	-	-	-	-	-	-	-	2	-	2
Other Operating Income/Expenses	(1,882)	355	(16)	97	237	25	(38)	-	(1,224)	30	(1,194)
Operating Result	4,691	-	-	-	-	(77)	-	126	4,739	30	4,769
Non-Operating Result	(104)	-	-	-	-	77	-	-	(27)	-	(27)
Income Tax / Social Contribution and Non-controlling Interest	(1,523)	-	-	-	-	-	-	(126)	(1,649)	(12)	(1,660)
Net Income	3,064	-	-	-	-	-	-	-	3,064	18	3,082

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses’ / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 9 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   28   Report on Economic and Financial Analysis – December 2013

Book Income vs. Managerial Income vs. Adjusted Income Statement

2013

	R$ million
	12M13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	38,457	(1,355)	19	(111)	(3,131)	233	-	2,467	36,579	6,706	43,286
ALL	(13,481)	-	-	-	1,835	(400)	-	-	(12,046)	-	(12,045)
Gross Income from Financial Intermediation	24,976	(1,355)	19	(111)	(1,296)	(167)	-	2,467	24,533	6,706	31,241
Income from Insurance, Pension Plans and Capitalization Bonds (9)	7,457	-	-	-	-	-	-	-	7,457	(2,985)	4,471
Fee and Commission Income	19,460	-	-	-	-	-	326	-	19,786	-	19,786
Personnel Expenses	(13,061)	-	-	-	-	-	-	-	(13,061)	-	(13,061)
Other Administrative Expenses	(14,430)	-	-	-	-	-	(82)	-	(14,512)	-	(14,512)
Tax Expenses	(4,029)	-	-	-	(44)	-	-	(267)	(4,340)	(40)	(4,381)
Equity in the Earnings (Losses) of Unconsolidated Companies	43	-	-	-	-	-	-	-	43	-	43
Other Operating Income/Expenses	(6,024)	1,355	(19)	111	1,340	91	(244)	-	(3,390)	(1,350)	(4,743)
Operating Result	14,393	-	-	-	-	(76)	-	2,200	16,517	2,331	18,844
Non-Operating Result	(242)	-	-	-	-	76	-	-	(166)	45	(120)
Income Tax / Social Contribution and Non-controlling Interest	(2,139)	-	-	-	-	-	-	(2,200)	(4,339)	(2,185)	(6,522)
Net Income	12,011	-	-	-	-	-	-	-	12,011	191	12,202

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses;” Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;” and Expenses with the Provision for Collateral were reclassified from the item “Other Operating Expenses” to the item “Allowance for Loan Loss (ALL) Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 9 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      29

Book Income vs. Managerial Income vs. Adjusted Income Statement

2012

	R$ million
	12M12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	47,690	(1,029)	166	(93)	(2,565)	29	-	1,360	45,558	(1,764)	43,793
ALL	(13,933)	-	-	-	1,268	(350)	-	-	(13,014)	-	(13,014)
Gross Income from Financial Intermediation	33,757	(1,029)	166	(93)	(1,297)	(321)	-	1,360	32,543	(1,764)	30,779
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,798	-	-	-	-	-	-	-	1,798	2,015	3,814
Fee and Commission Income	17,070	-	-	-	-	-	443	-	17,512	-	17,512
Personnel Expenses	(12,186)	-	-	-	-	-	-	-	(12,186)	-	(12,186)
Other Administrative Expenses	(13,717)	-	-	-	-	-	(478)	-	(14,195)	34	(14,162)
Tax Expenses	(4,050)	-	-	-	39	-	-	(149)	(4,160)	21	(4,139)
Equity in the Earnings (Losses) of Unconsolidated Companies	148	-	-	-	-	-	-	-	148	-	148
Other Operating Income/Expenses	(8,985)	1,029	(166)	93	1,258	117	35	-	(6,619)	2,406	(4,214)
Operating Result	13,835	-	-	-	-	(204)	-	1,211	14,842	2,712	17,552
Non-Operating Result	499	-	-	-	-	204	-	-	703	(793)	(89)
Income Tax / Social Contribution and Non-controlling Interest	(2,953)	-	-	-	-	-	-	(1,211)	(4,164)	(1,777)	(5,940)
Net Income	11,381	-	-	-	-	-	-	-	11,381	142	11,523

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses;” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 9 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   30   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

	R$ million
	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12
Assets
Current and Long-Term Assets	892,495	892,363	881,121	879,192	864,279	840,295	815,063	773,896
Cash and Cash Equivalents	12,196	16,427	16,180	11,347	12,077	12,944	13,997	25,069
Interbank Investments	135,456	144,967	147,485	171,333	151,813	126,772	92,858	84,690
Securities and Derivative Financial Instruments	313,327	313,679	309,027	300,600	315,487	319,537	322,507	294,959
Interbank and Interdepartmental Accounts	56,995	52,121	52,150	52,769	49,762	56,276	62,510	61,576
Loan and Leasing Operations	296,629	286,899	281,982	276,022	267,940	262,748	258,242	250,201
Allowance for Loan Losses (ALL) (1)	(21,349)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)
Other Receivables and Assets	99,241	99,746	95,752	88,480	88,499	82,933	85,631	77,518
Permanent Assets	15,644	15,331	15,576	15,275	14,813	15,993	15,457	15,654
Investments	1,830	1,910	1,920	1,867	1,865	1,907	1,889	2,076
Premises and Leased Assets	4,974	4,392	4,464	4,550	4,678	4,500	4,523	4,551
Intangible Assets	8,840	9,029	9,192	8,858	8,270	9,586	9,045	9,027
Total	908,139	907,694	896,697	894,467	879,092	856,288	830,520	789,550
*
Liabilities
Current and Long-Term Liabilities	835,917	839,393	829,426	823,788	807,799	789,036	765,398	730,214
Deposits	218,063	216,778	208,485	205,870	211,858	212,869	217,070	213,877
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	256,279	258,580	266,825	281,045	255,591	245,538	225,974	213,930
Funds from Issuance of Securities	57,654	55,427	53,821	47,832	51,359	53,810	51,158	48,482
Interbank and Interdepartmental Accounts	6,864	4,806	3,793	3,815	5,667	3,649	3,618	3,231
Borrowing and Onlending	56,095	51,307	49,121	46,209	44,187	45,399	47,895	47,112
Derivative Financial Instruments	1,808	3,238	3,141	2,590	4,001	4,148	3,568	2,703
Reserves for Insurance, Pension Plans and Capitalization Bonds	136,229	133,554	131,819	127,367	124,217	117,807	111,789	106,953
Other Liabilities	102,925	115,703	112,421	109,060	110,919	105,816	104,326	93,926
Deferred Income	677	676	661	632	658	619	615	646
Non-controlling Interest in Subsidiaries	605	592	582	605	588	586	587	630
Shareholders' Equity	70,940	67,033	66,028	69,442	70,047	66,047	63,920	58,060
Total	908,139	907,694	896,697	894,467	879,092	856,288	830,520	789,550

(1) Including the Provision for Collateral, the Allowance for Loan Losses amounts to R$21,687 million.

   32   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12
Financial Margin	11,264	10,729	10,587	10,706	11,109	10,955	11,034	10,695
- Interest	10,986	10,622	10,569	10,509	10,678	10,603	10,518	10,222
- Non-interest	278	107	18	197	431	352	516	473
ALL	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)
Gross Income from Financial Intermediation	8,303	7,848	7,493	7,597	7,899	7,652	7,627	7,601
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,188	1,100	1,028	1,155	955	1,029	953	877
Fee and Commission Income	5,227	4,977	4,983	4,599	4,675	4,438	4,281	4,118
Personnel Expenses	(3,465)	(3,346)	(3,191)	(3,059)	(3,142)	(3,119)	(3,047)	(2,878)
Other Administrative Expenses	(3,848)	(3,631)	(3,578)	(3,455)	(3,755)	(3,565)	(3,441)	(3,401)
Tax Expenses	(1,254)	(987)	(1,017)	(1,123)	(1,098)	(1,038)	(991)	(1,012)
Equity in the Earnings (Losses) of Unconsolidated Companies	26	2	12	3	45	45	19	40
Other Operating Income/ (Expenses)	(1,232)	(1,194)	(1,147)	(1,170)	(1,130)	(1,054)	(1,035)	(996)
Operating Result	4,945	4,769	4,583	4,547	4,449	4,388	4,366	4,349
Non-Operating Result	(31)	(27)	(24)	(38)	(29)	(20)	(22)	(18)
Income Tax and Social Contribution	(1,696)	(1,638)	(1,553)	(1,538)	(1,488)	(1,455)	(1,461)	(1,468)
Non-controlling Interest	(19)	(22)	(28)	(28)	(14)	(20)	(16)	(18)
Adjusted Net Income	3,199	3,082	2,978	2,943	2,918	2,893	2,867	2,845

(1) Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco     33

        Economic and Financial Analysis

Financial Margin - Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	12M13	12M12	4Q13	3Q13	Variation
					YTD	Quarter
Interest - due to volume					3,558	324
Interest - due to spread					(2,893)	40
- Financial Margin - Interest	42,686	42,021	10,986	10,622	665	364
- Financial Margin - Non-Interest	600	1,772	278	107	(1,172)	171
Financial Margin	43,286	43,793	11,264	10,729	(507)	535
Average Margin Rate (1)	7.0%	7.5%	7.3%	7.1%

(1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments – Permanent Assets) Annualized

Quarter over quarter, the increase of R$535 million in the fourth quarter of 2013 was a result of: (i) the R$364 million in interest margin, thanks to greater Insurance and Funding margins; and (ii) the non-interest margin growth in the amount of R$171 million.

Financial margin stood at R$43,286 million, a R$507 million decrease year over year, due to: (i) lower results from non-interest margin, totaling R$1,172 million, due to lower gains from market arbitrage; and partially offset: (ii) by higher results from interest-earning operations, amounting to R$665 million, arising from greater business volume, with highlight to Loan and Funding.

Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	12M13	12M12	4Q13	3Q13	Variation
					YTD	Quarter
Loans	30,691	29,530	7,850	7,793	1,161	57
Funding	4,733	4,225	1,401	1,271	508	130
Insurance	3,616	3,183	965	823	433	142
Securities/Other	3,646	5,083	770	735	(1,437)	35
Interest Financial Margin	42,686	42,021	10,986	10,622	665	364

In the fourth quarter of 2013, interest financial margin stood at R$10,986 million, versus R$10,622 million in the third quarter of 2013, for an increase of R$364 million. The business lines that most contributed to this result were Insurance and Funding, broken down under items Insurance Financial Margin – Interest and Funding Financial Margin – Interest.

In the year-over-year comparison, interest financial margin increased R$665 million. The business lines that most contributed to this increase were Loan and Funding.

   34   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Financial Margin - Interest

Interest Financial Margin – Rates

The annualized interest financial margin rate stood at 7.1% in the fourth quarter of 2013, up 0.1 p.p. on the previous quarter, mainly due to the results obtained from Insurance interest margin.

Interest Financial Margin – Annualized Average Rates

	R$ million
	12M13			12M12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	30,691	312,737	9.8%	29,530	284,173	10.4%
Funding	4,733	338,209	1.4%	4,225	333,483	1.3%
Insurance	3,616	131,290	2.8%	3,183	113,304	2.8%
Securities/Other	3,646	309,746	1.2%	5,083	293,294	1.7%

Interest Financial Margin	42,686	-	6.9%	42,021	-	7.2%
*
	4Q13			3Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,850	326,997	10.0%	7,793	316,413	10.2%
Funding	1,401	352,160	1.6%	1,271	343,296	1.5%
Insurance	965	136,000	2.9%	823	132,502	2.5%
Securities/Other	770	316,691	1.0%	735	312,586	0.9%

Interest Financial Margin	10,986	-	7.1%	10,622	-	7.0%

Bradesco      35

        Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Breakdown

	R$ million
	Financial Margin - Loan
	12M13	12M12	4Q13	3Q13	Variation
					YTD	Quarter
Interest - due to volume					2,803	254
Interest - due to spread					(1,642)	(197)
Interest Financial Margin	30,691	29,530	7,850	7,793	1,161	57
Income	54,667	51,236	14,243	13,946	3,431	297
Expenses	(23,976)	(21,706)	(6,393)	(6,153)	(2,270)	(240)

In the fourth quarter of 2013, financial margin with loan operations reached R$7,850 million, up 0.7% or R$57 million over the third quarter of 2013. The variation is the result of: (i) the increase in average business volume, in the amount of R$254 million; and offset by: (ii) the decrease in average spread, in the amount of R$197 million.

Year over year, the financial margin grew 3.9%, or R$1,161 million, resulting from: (i) a R$2,803 million increase in the volume of operations; and partially offset by: (ii) the decrease in average spread, amounting to R$1,642 million, mainly affected by the drop in interest rates used and the change in loan portfolio mix.

   36   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (a specific rate by type of operation and term).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among other.

In the fourth quarter of 2013, the net margin curve, which refers to loan interest income net of ALL, remained virtually stable over the previous quarter, and was up 12.9% in the year-over-year comparison, mainly driven by: (i) the increase in business volume; and (ii) the reduction in delinquency costs.

Bradesco      37

        Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio(1)

The expanded loan portfolio amounted to R$427.3 billion in December 2013, up 3.6% in the quarter and 10.8% over the last 12 months.

In the quarter, the result was led by Corporations, which grew by 4.3%; in the last 12-month period, SMEs and Individuals stood out, increasing 11.5% and 11.2%, respectively.

(1) In addition to the loan portfolio, includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds - FIDC, mortgage-backed receivables – CRI and rural loans.

For further information, refer to page 44 herein.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of the expanded loan portfolio products for individuals is presented below:

Individuals	R$ million			Variation %
	Dec13	Sept13	Dec12	Quarter	12M
CDC / Vehicle Leasing	27,251	28,232	31,099	(3.5)	(12.4)
Payroll-deductible Loan	26,786	25,919	20,757	3.3	29.0
Credit Card	23,915	21,866	20,921	9.4	14.3
Personal Loans	16,476	16,556	15,041	(0.5)	9.5
Real Estate Financing	13,602	12,576	10,060	8.2	35.2
Rural Loans	8,393	7,832	6,927	7.2	21.2
BNDES/Finame Onlending	6,803	6,534	5,775	4.1	17.8
Overdraft Facilities	3,313	3,604	2,989	(8.1)	10.8
Sureties and Guarantees	187	191	683	(2.0)	(72.6)
Other	4,025	3,757	3,289	7.1	22.4
Total	130,750	127,068	117,540	2.9	11.2

The Individual segment operations grew by 2.9% in the quarter, led by the following lines: (i) credit card; and (ii) real estate financing. In the last 12 months, the operations grew by 11.2% and the lines that most contributed to this increase were: (i) real estate financing; and (ii) payroll-deductible loan.

   38   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

A breakdown of the expanded loan portfolio products in the corporate segment is presented below:

Corporate	R$ million			Variation %
	Dec13	Sept13	Dec12	Quarter	12M
Working Capital	45,599	44,255	44,811	3.0	1.8
BNDES/Finame Onlending	33,740	32,483	29,929	3.9	12.7
Operations Abroad	32,003	27,530	25,243	16.2	26.8
Real Estate Financing - Corporate Plan	15,870	15,069	12,674	5.3	25.2
Export Financing	15,366	15,620	12,023	(1.6)	27.8
Credit Card	13,325	13,516	13,942	(1.4)	(4.4)
Overdraft Account	10,410	10,651	9,793	(2.3)	6.3
Vehicles - CDC	7,984	7,814	7,088	2.2	12.6
Rural Loans	5,258	4,964	4,653	5.9	13.0
Leasing	5,024	5,228	6,190	(3.9)	(18.8)
Sureties and Guarantees	67,399	65,157	59,228	3.4	13.8
Operations bearing Loan Risk - Commercial Portfolio (1)	33,104	32,917	30,874	0.6	7.2
Other	11,440	10,287	11,542	11.2	(0.9)
Total	296,523	285,490	267,989	3.9	10.6

(1) Including operations with debentures and promissory notes.

Corporate segment operations grew by 3.9% in the quarter and 10.6% in the last 12 months, mainly led by: (i) operations abroad; and (ii) real estate financing – corporate plan. In the last 12 months, the lines that most contributed to the growth were: (i) export financing; and (ii) real estate financing – corporate plan.

Expanded Loan Portfolio - Consumer Financing(1)

The graph below shows the types of credit related to consumer financing of individual customers, which stood at R$94.7 billion in December 2013, up 2.0% over the quarter and 7.3% over the last 12 months.

Growth was led by: (i) personal loans (payroll-deductible loans are included); and (ii) credit card, which together totaled R$67.2 billion, accounting for 70.9% of the consumer financing balance:

(1) Including vehicle CDC/leasing, personal loans, financing of goods, revolving credit card and cash and installment purchases at merchants operations.

Bradesco      39

        Economic and Financial Analysis

Loan Financial Margin - Interest

Vehicle Portfolio Breakdown

	R$ million			Variation %
	Dec13	Sept13	Dec12	Quarter	12M
CDC Portfolio	34,541	35,192	36,336	(1.9)	(4.9)
Individuals	26,557	27,378	29,248	(3.0)	(9.2)
Corporate	7,984	7,814	7,088	2.2	12.6
Leasing Portfolio	2,708	3,051	4,774	(11.2)	(43.3)
Individuals	693	854	1,851	(18.9)	(62.6)
Corporate	2,015	2,197	2,923	(8.3)	(31.1)
Finame Portfolio	11,243	11,396	10,417	(1.3)	7.9
Individuals	794	832	938	(4.6)	(15.4)
Corporate	10,449	10,564	9,479	(1.1)	10.2
Total	48,492	49,639	51,527	(2.3)	(5.9)
Individuals	28,044	29,064	32,037	(3.5)	(12.5)
Corporate	20,448	20,575	19,490	(0.6)	4.9

Vehicle financing operations (individual and corporate customers) totaled R$48.5 billion in December 2013, presenting a decrease in quarter-over-quarter and year-over-year comparisons. Of the total vehicle portfolio, 71.2% corresponds to CDC, 23.2% to Finame and 5.6% to Leasing. Individuals represented 57.8% of the portfolio, while corporate customers accounted for the remaining 42.2%.

Expanded Loan Portfolio Concentration - by Sector

The share of each economic sector composing the expanded loan portfolio had a slight variation. Services had the greatest growth, both in the quarter and in the last twelve-month period.

Activity Sector	R$ million
	Dec13%		Sept13%		Dec12%
Public Sector	3,266	0.8	1,204	0.3	1,179	0.3
Private Sector	424,007	99.2	411,355	99.7	384,350	99.7
Corporate	293,257	68.6	284,287	68.9	266,810	69.2
Industry	89,857	21.0	88,217	21.4	83,880	21.8
Commerce	59,032	13.8	57,797	14.0	57,531	14.9
Financial Intermediaries	8,890	2.1	8,727	2.1	7,138	1.9
Services	130,829	30.6	125,444	30.4	114,383	29.7
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	4,649	1.1	4,102	1.0	3,879	1.0
Individuals	130,750	30.6	127,068	30.8	117,540	30.5
Total	427,273	100.0	412,559	100.0	385,529	100.0

   40   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio

Of the R$41.7 billion growth in the expanded loan portfolio over the last 12 months, new borrowers accounted for R$31.8 billion, or 76.1%, representing 7.4% of the portfolio in December 2013.

(1) Including new loans contracted in the last 12 months by customers since December 2012.

Bradesco      41

        Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio - By Rating

The chart below shows that new borrowers and remaining debtors as at December 2012 (customers that remained in the loan portfolio for at least 12 months) presented a good level of credit quality (AA-C ratings), demonstrating the adequacy and consistency of the loan assignment policy and loan processes (assignment and monitoring), as well as the quality of guarantees.

Changes in the Extended Loan Portfolio by Rating between December 2012 and 2013
Rating	Total Loan as at December 2013		New Customers from January 2013 and December 2013		Remaining Debtors as at December 2012
	R$ million	%	R$ million	%	R$ million	%
AA - C	401,034	93.9	30,023	94.5	371,011	93.8
D	7,114	1.7	274	0.9	6,840	1.7
E - H	19,125	4.4	1,467	4.6	17,658	4.5
Total	427,273	100.0	31,764	100.0	395,509	100.0

Expanded Loan Portfolio - By Customer Profile

The table below presents the changes in the expanded loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Dec13	Sept13	Dec12	Quarter	12M
Corporations	168,024	161,043	152,728	4.3	10.0
SMEs	128,499	124,448	115,261	3.3	11.5
Individuals	130,750	127,068	117,540	2.9	11.2
Total Loan Operations	427,273	412,559	385,529	3.6	10.8

Expanded Loan Portfolio - By Customer Profile and Rating (%)

AA-C rated loans had a percentage rise both in the last 12 months and in the quarter.

Customer Profile	By Rating
	Dec13			Sept13			Dec12
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	97.8	0.9	1.3	96.7	2.8	0.5	98.7	0.9	0.4
SMEs	91.7	2.7	5.6	91.7	3.0	5.3	91.3	3.1	5.6
Individuals	90.9	1.6	7.5	90.3	1.9	7.8	88.9	2.3	8.8
Total	93.9	1.7	4.4	93.2	2.6	4.2	93.5	2.0	4.5

   42   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - By Business Segment

The quarterly growth in the expanded loan portfolio by business segment was led by the Prime, Corporate and Retail segments, while the result in the last 12 months was due to the Prime, Retail and Middle Market segments.

Business Segments	R$ million						Variation %
	Dec13%		Sept13%		Dec12%		Quarter	12M
Retail	126,163	29.5	121,836	29.5	108,631	28.2	3.6	16.1
Corporate	170,574	39.9	164,157	39.8	158,474	41.1	3.9	7.6
Middle Market	56,184	13.2	54,291	13.2	49,271	12.8	3.5	14.0
Prime	18,996	4.4	18,091	4.4	15,603	4.0	5.0	21.7
Other / Non-account Holders (1)	55,357	13.0	54,184	13.1	53,551	13.9	2.2	3.4
Total	427,273	100.0	412,559	100.0	385,529	100.0	3.6	10.8

(1) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio - By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs - Advances on Foreign Exchange Contracts) totaled US$16.0 billion in December 2013 (US$14.9 billion in September 2013 and US$15.1 billion in December 2012), 7.4% and 6.0% increases in the quarter and in the last 12 months, respectively. In reais, these same foreign currency operations totaled R$37.4 billion in December 2013 (R$33.2 billion in September 2013 and R$30.9 billion in December 2012), growths of 12.7% and 21.0% in the quarter and in the last 12 months, respectively.

In December 2013, total loan operations, in reais, stood at R$389.8 billion (R$379.4 billion in September 2013 and R$354.6 billion in December 2012), up 2.7% on the previous quarter and 9.9% over the last 12 months.

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        Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - by Debtor

Credit concentration level among the largest debtors was higher when compared to the previous quarter, except for the largest debtor range, which remained stable in the period. The quality of the AA-A rated 100 largest debtors portfolio improved this quarter.

Loan Portfolio(1) - By Type

All operations bearing credit risk stood at R$450.2 billion, up 3.6% in the quarter and 10.0% in the last 12 months.

	R$ million			Variation %
	Dec13	Sept13	Dec12	Quarter	12M
Loans and Discounted Securities	156,884	151,823	141,861	3.3	10.6
Financing	114,032	110,176	101,361	3.5	12.5
Rural and Agribusiness Financing	20,000	18,823	16,683	6.3	19.9
Leasing Operations	5,713	6,077	8,035	(6.0)	(28.9)
Advances on Exchange Contracts	5,765	6,239	6,348	(7.6)	(9.2)
Other Loans	20,667	18,517	16,672	11.6	24.0
Subtotal Loan Operations (2)	323,061	311,655	290,960	3.7	11.0
Sureties and Guarantees Granted (Memorandum Accounts)	67,586	65,348	59,911	3.4	12.8
Operations bearing Credit Risk - Commercial Portfolio (3)	33,104	32,917	30,874	0.6	7.2
Letters of Credit (Memorandum Accounts)	795	751	1,629	5.9	(51.2)
Advances from Credit Card Receivables	1,011	871	1,454	16.1	(30.4)
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	1,607	897	582	79.1	176.1
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	108	120	119	(9.9)	(9.1)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	427,273	412,559	385,529	3.6	10.8
Other Operations Bearing Credit Risk (4)	22,915	21,962	23,851	4.3	(3.9)
Total Operations bearing Credit Risk	450,189	434,521	409,380	3.6	10.0

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Including debenture and promissory note operations; and

(4) Including CDI operations, international treasury, swaps, forward currency contracts and investments in FIDC and CRI.

   44   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) - By Flow of Maturities

The maturities of performing loans were longer when compared to December 2012, mainly due to BNDES onlending, real estate financing and payroll-deductible loan. Note that, due to their guarantees and characteristics, these operations, in addition to being exposed to lower risk, provide favorable conditions to gain customer loyalty.

%
11.3
8.3
5.5
11.9
16.6
46.4
37.0 (up to 180 days)
63.0 (over 180 days)
11.3
8.0
5.6
11.9
15.3
47.9
36.8 (up to 180 days)
63.2 (over 180 days)
11.6
8.6
5.5
12.9
16.5
44.9
38.6 (up to 180 days)
61.4 (over 180 days)
Dec13
Sept13
Dec12
Over 360 days
181 to 360 days
91 to 180 days
61 to 90 days
31 to 60 days
1 to 30 days

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        Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Delinquency over 90 days

Total delinquency ratio, comprising the transactions overdue over 90 days, had a decrease in the quarter and in the last twelve months, thanks basically to: (i) the investment in the ongoing improvement in loan assignment models; (ii) the growth of payroll-deductible loan and real estate financing products, which impacted the portfolio mix; and (iii) the improvement in internal models of loan risk monitoring. The drop among individual customers and SMEs was also a reason for the reduction. The higher delinquency ratio among Corporations was due to specific cases and does not represent a trend.

As shown in the graph below, the total delinquency ratio for operations overdue from 61 to 90 days had a slight decrease in the quarter and in the last 12 months.

(1)  As defined by Bacen.

   46   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) x Delinquency x Losses(1)

Bradesco monitors its loan portfolio and related risks internally using the expanded portfolio concept.

In addition to the allowance for loan losses (ALL), required by Bacen Resolution 2682/99, Bradesco has an excess ALL to provide for possible stress situations, as well as other transactions/commitments bearing loan risks. Part of this allowance was allocated, for management purposes, to collateral transactions, but without being recorded in a specific provision account.

The ALL totaled R$21.7 billion in December 2013, which account for 6.7% of loan portfolio, comprise: (i) the generic provision (customer and/or operation rating); (ii) the specific provision (non-performing loans); and (iii) the excess provision (internal criteria, which include the provision for collateral.

Bradesco has appropriate provisioning levels sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1)    As defined by Bacen; and

(2)    Includes the provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept.

Bradesco      47

        Economic and Financial Analysis

Loan Financial Margin - Interest

It is worth mentioning the assertiveness of adopted provisioning criteria, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. Analysis in terms of loss, net of recovery, shows a significant increase in the coverage margin, i.e., for an existing provision of 7.3% of the portfolio(1) in December 2012, the net loss in the subsequent twelve-month period was 3.4%, meaning that the existing provision exceeded 118% the loss in the subsequent 12 months.

In December 2012, for an existing provision of 7.3% of the portfolio(1), the effective gross loss in the subsequent twelve-month period was 4.6%, meaning that the existing provision exceeded the loss over the subsequent twelve-month period by more than 58%, as shown in the graph below.

(1)    As defined by Bacen; and

(2)    Includes the provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept.

   48   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses(1)

The Non-performing Loan ratio (operations overdue for over 60 days) has had a continuous improvement, as well as the coverage ratio, which remained at high levels and, therefore, quite comfortable.

(1)    As defined by Bacen;

(2)    Includes the provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept; and

(3)    Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

Bradesco      49

        Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio - Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Dec13	Sept13	Dec12
Total Loan Operations (1)	323,061	311,655	290,960
- Individuals	129,680	126,116	116,404
- Corporate	193,381	185,539	174,556
Total Provision (2)	21,687	21,476	21,299
- Specific	10,851	10,790	11,182
- Generic	6,800	6,678	6,106
- Excess (2)	4,036	4,009	4,010
Specific Provision / Total Provision (2) (%)	50.0	50.2	52.5
Total Provision (2) / Loan Operations (%)	6.7	6.9	7.3
AA - C Rated Loan Operations / Loan Operations (%)	92.1	91.3	91.5
D Rated Operations under Risk Management / Loan Operations (%)	2.1	3.1	2.5
E - H Rated Loan Operations / Loan Operations (%)	5.8	5.6	6.0
D Rated Loan Operations	6,668	9,590	7,427
Provision for D-rated Operations	1,821	2,467	2,039
D Rated Provision / Loan Operations (%)	27.3	25.7	27.5
D - H Rated Non-Performing Loans	15,617	15,664	16,414
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	138.9	137.1	129.8
E - H Rated Loan Operations	18,691	17,369	17,382
Provision for E-to-H-rated Loan Operations	15,796	15,215	15,296
E - H Rated Provision / Loan Operations (%)	84.5	87.6	88.0
E - H Rated Non-Performing Loans	12,884	12,856	13,404
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	168.3	167.0	158.9
Non-performing Loans (3)	13,651	13,693	14,455
Non-performing Loans (3) / Loan Operations (%)	4.2	4.4	5.0
Total Provision (2) / Non-performing Loans (3) (%)	158.9	156.8	147.3
Loan Operations Overdue for over 90 days	11,275	11,283	11,955
Loan Operations Overdue for over 90 days / Loan Operations (%)	3.5	3.6	4.1
Total Provision (2) / Operations Overdue for over 90 Days (%)	192.3	190.3	178.2

(1)    As defined by Bacen;

(2)    Includes the provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept;  and

(3)    Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

   50   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Funding Financial Margin- Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	12M13	12M12	4Q13	3Q13	Variation
					YTD	Quarter
Interest - due to volume					66	35
Interest - due to spread					442	95
Interest Financial Margin	4,733	4,225	1,401	1,271	508	130

Quarter over quarter, interest funding financial margin increased 10.2%, or R$130 million, in the fourth quarter of 2013 as a result of: (i) the greater volume of operations, which amounted to R$35 million; and (ii) the R$95 million increase in average spread, due to the interest rate increase in the period (Selic).

In the year-over-year comparison, interest funding financial margin improved by 12.0% or R$508 million in 2013, mainly driven by: (i) the increase in average spread, in the amount of R$442 million; and (ii) greater volume of operations, which amounted to R$66 million.

Bradesco      51

        Economic and Financial Analysis

Funding Financial Margin - Interest

Loans vs. Funding

To analyze Loan Operations in relation to Funding, it is necessary to deduct from total customer funding (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds for the customer service network, as well as (iii) add funds from domestic and foreign lines of credit that finance loan needs.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers.

This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for funds for loans using its own funding.

Funding vs. Investments	R$ million			Variation %
	Dec13	Sept13	Dec12	Quarter	12M
Demand Deposits + Sundry Floating	41,433	43,008	38,851	(3.7)	6.6
Savings Deposits	80,718	76,488	69,042	5.5	16.9
Time Deposits + Debentures (1)	160,153	157,356	163,832	1.8	(2.2)
Funds from Financial Bills (2)	46,179	43,952	37,171	5.1	24.2
Customer Funds	328,483	320,803	308,896	2.4	6.3
(-) Reserve Requirements	(55,381)	(49,473)	(47,952)	11.9	15.5
(-) Available Funds	(9,232)	(12,708)	(8,930)	(27.4)	3.4
Customer Funds Net of Reserve Requirements	263,870	258,622	252,014	2.0	4.7
Onlending	40,864	39,317	36,075	3.9	13.3
Securities Abroad	11,475	11,475	14,188	-	(19.1)
Borrowing	15,231	11,990	8,111	27.0	87.8
Other (Subordinated Debt + Other Borrowers - Cards)	52,667	50,723	49,701	3.8	6.0
Total Funding (A)	384,106	372,127	360,089	3.2	6.7
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	359,686	347,210	325,618	3.6	10.5
B/A (%)	93.6	93.3	90.4	0.3 p.p.	3.2 p.p.

(1)  Debentures mainly used to back purchase and sale commitments; and
(2) Including Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness and Financial Bills.

   52   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Funding Financial Margin - Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Dec13	Sept13	Dec12	Quarter	12M
Demand Deposits	40,618	39,456	38,412	2.9	5.7
Savings Deposits	80,718	76,488	69,042	5.5	16.9
Time Deposits	95,763	99,993	104,022	(4.2)	(7.9)
Debentures (1)	64,390	57,363	59,810	12.3	7.7
Borrowing and Onlending	56,095	51,307	44,186	9.3	27.0
Funds from Issuance of Securities (2)	57,654	55,427	51,359	4.0	12.3
Subordinated Debts	35,885	36,135	34,852	(0.7)	3.0
Total	431,123	416,169	401,683	3.6	7.3

(1) Considering basically debentures used to back purchase and sale commitments; and
(2) Including: Financial Bills, on December 31, 2013, amounting to R$35,208 million (R$34,242 million on September 30, 2013 and R$28,221 million on December 31, 2012).

Demand Deposits

Demand deposits totaled R$40,618 million in the fourth quarter of 2013, up 2.9% on previous quarter and 5.7% when compared to the same period in the previous year, basically driven by the improved funding, which was due to the seasonal effect in the quarter and the increased account holder base in the period.

Savings Deposits

Savings deposits increased 5.5% in the quarter-over-quarter comparison and 16.9% in the last 12 months, mainly as a result of: (i) greater funding volume; and (ii) the remuneration of savings account reserve.

The new savings remuneration rule determines that: (i) the existing account savings up to May 3, 2012 will continue to remunerate at TR + 0.5% p.m.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + 0.5% p.m. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Bradesco is always increasing its savings accounts base, posting net growth of 2.6 million new savings accounts over the last quarter.

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        Economic and Financial Analysis

Funding Financial Margin - Interest

Time Deposits

In the fourth quarter of 2013, time deposits totaled R$95,763 million, decreasing by 4.2% over the previous quarter and 7.9% on the same period of the previous year.

Such performance is basically due to the new investment alternatives offered to customers.

Debentures

On December 31, 2013, Bradesco’s debentures amounted to R$64,390 million, up 12.3% in the quarter-over-quarter comparison and a 7.7% over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale commitments that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The quarter-over-quarter increase of R$4,788 million, or 9.3%, was mainly due to: (i) the R$3,258 million increase in foreign-currency-denominated and/or indexed borrowing and onlending, basically due to: (a) the 5.0% exchange gain in the period; and (b) the increase of the volume of funds raised; and (ii) the R$1,530 million increase in volume of funds raised through borrowing and onlending in Brazil, led by Finame operations.

Year over year, borrowing and onlending were up R$11,909 million, mainly due to: (i) the R$7,231 million increase in foreign-currency-denominated and/or indexed borrowing and onlending, from R$8,169 million in December 2012 to R$15,400 million in December 2013, mainly due to: (a) the exchange gain of 14.6% in the period; and (b) the increase in volume of funds raised; and (ii) the R$4,678 million increase in volume of funds raised through borrowing and onlending in Brazil, especially through Finame operations.

   54   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds from Issuance of Securities

Funds from issuance of securities totaled R$57,654 million, a 4.0% or R$2,227 million increase in the quarter, mainly due to: (i) the R$1,126 million increase in Mortgage Bonds; and (ii) the R$966 million increase in inventory of Financial Bills.

Year over year, the R$6,295 growth was mainly a result of: (i) the increased inventory of Financial Bills, from R$28,221 million in December 2012 to R$35,208 million in December 2013, mainly due to the new issuances in the period; (ii) the higher volume of Mortgage Bonds, in the amount of R$1,766 million; and partially offset: (iii) by the R$2,713 million reduction in volume of securities issued abroad.

Subordinated Debt

Subordinated Debt totaled R$35,885 million in December 2013 (R$8,952 million abroad and R$26,933 million in Brazil), remaining practically stable when compared with the previous quarter and increasing 3.0% over the previous year.

Bradesco      55

        Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities/Other
	12M13	12M12	4Q13	3Q13	Variation
					YTD	Quarter
Interest - due to volume					194	10
Interest - due to spread					(1,631)	25
Interest Financial Margin	3,646	5,083	770	735	(1,437)	35
Income	27,242	31,647	4,748	8,050	(4,405)	(3,302)
Expenses	(23,596)	(26,564)	(3,978)	(7,315)	2,968	3,337

Quarter over quarter, interest financial margin from Securities/Other was up by R$35 million, mainly due to: (i) the increase in average spread, in the amount of R$25 million; and (ii) the higher volume of operations, in the amount of R$10 million.

Year over year, interest financial margin from Securities/Other decreased 28.3% or R$1,437 million in 2013. This result was due to: (i) the decrease in the average spread of R$1,631 million, driven by the lower gain from fixed-rate commercial portfolio management; and partially offset: (ii) by the greater volume of operations, which affected the result in R$194 million.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurance
	12M13	12M12	4Q13	3Q13	Variation
					YTD	Quarter
Interest - due to volume					495	25
Interest - due to spread					(62)	117
Interest Financial Margin	3,616	3,183	965	823	433	142
Income	6,390	10,875	305	2,258	(4,485)	(1,953)
Expenses	(2,774)	(7,692)	660	(1,435)	4,918	2,095

In the quarter-over-quarter comparison, interest financial margin from insurance operations increased R$142 million, or 17.3%, impacted by: (i) the R$117 million increase in average spread, mainly due to IPCA and IGP-M rates in the quarter; and (ii) the greater volume of operations, amounting to R$25 million.

In the year-over-year comparison, interest financial margin from insurance operations was up 13.6% or R$433 million in 2013 due to: (i) the greater volume of operations, in the amount of R$495 million; and partially offset: (ii) by the R$62 million decrease in average spread.

   56   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Financial Margin – Non-Interest

Non-Interest Financial Margin – Breakdown

	R$ million
	Non-Interest Financial Margin
	12M13	12M12	4Q13	3Q13	Variation
					YTD	Quarter
Funding	(297)	(291)	(76)	(75)	(6)	(1)
Insurance	253	368	221	(30)	(115)	251
Securities/Other	644	1,695	133	212	(1,051)	(79)
Total	600	1,772	278	107	(1,172)	171

The non-interest financial margin in the fourth quarter of 2013 stood at R$278 million versus the R$107 million of the previous quarter, an improvement of R$171 million mainly due to the best results from Insurance. Year over year, non-interest financial margin decreased R$1,172 million in 2013. The variations in non-interest financial margin were basically a result of:

•       Insurance - which is represented by equity gains/loss, and the variations in the periods are associated with market conditions, which enabled greater/lower gain opportunity; and

•       Securities/Other - which had a decrease of R$1,051 million in the year-over-year comparison, mostly due to lower gains from market arbitrage. In the fourth quarter of 2013, a reduction of R$79 million resulted from the higher market volatility in the period. Also in the quarter, note that the R$33 million gained from the partial sale of shares on BM&FBovespa contributed to the result, versus the R$30 million obtained in the previous quarter.

Bradesco      57

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

	R$ million
	Dec13	Sept13	Dec12
Assets
Current and Long-Term Assets	156,880	154,464	150,710
Securities	146,064	143,423	141,540
Insurance Premiums Receivable (1)	2,570	2,623	1,979
Other Loans	8,246	8,418	7,191
Permanent Assets	4,136	4,040	3,661
Total	161,016	158,504	154,371
Liabilities
Current and Long-Term Liabilities	143,090	141,531	133,935
Tax, Civil and Labor Contingencies	2,272	2,920	2,523
Payables on Insurance, Pension Plan and Capitalization Bond Operations	409	374	367
Other Liabilities	4,180	4,683	6,828
Insurance Technical Reserves (1)	11,101	11,978	10,397
Life and Pension Plan Technical Reserves	119,228	115,814	108,371
Capitalization Bond Technical Reserves	5,900	5,762	5,449
Non-controlling Interest	673	647	637
Shareholders' Equity	17,253	16,326	19,799
Total	161,016	158,504	154,371

(1) In the fourth quarter of 2013, in compliance with ANS Normative Resolution 314/12, the amount of R$774.2 million (R$753.7 million in the third quarter of 2013), corresponding to the early recording of premiums, which was deducted from “Insurance Premiums Receivable”, to “Insurance Technical Reserves,” under liabilities.

Consolidated Income Statement

	R$ million
	12M13	12M12	4Q13	3Q13
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	49,752	44,308	14,492	11,069
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	26,532	22,514	6,920	7,007
Financial Result from the Operation	3,600	3,443	1,090	682
Sundry Operating Income	887	1,047	188	289
Retained Claims	(15,378)	(12,942)	(4,003)	(4,104)
Capitalization Bond Draws and Redemptions	(4,165)	(3,382)	(1,173)	(1,109)
Selling Expenses	(2,514)	(2,374)	(635)	(613)
General and Administrative Expenses	(2,230)	(2,025)	(659)	(547)
Tax Expenses	(556)	(482)	(132)	(144)
Other Operating Income/Expenses	(490)	(353)	(170)	(98)
Operating Result	5,686	5,446	1,426	1,363
Equity Result	483	475	154	111
Non-Operating Result	(55)	(41)	(21)	(14)
Income before Taxes and Profit Sharing	6,114	5,880	1,559	1,460
Income Tax and Contributions	(2,197)	(2,139)	(516)	(540)
Profit Sharing	(67)	(75)	(16)	(18)
Non-controlling Interest	(111)	(79)	(27)	(24)
Net Income	3,740	3,587	1,001	878

Note: For comparison purposes, the non-recurring events’ effects in the fourth quarter of 2013 are not considered, because they did not materially impact the Group’s result.

   58   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

	R$ million
	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12
Life and Pension Plans	582	552	564	542	570	493	494	493
Health	175	139	155	167	167	133	148	151
Capitalization Bonds	101	105	97	131	103	86	91	104
Basic Lines and Other	143	82	115	90	124	125	148	157
Total	1,001	878	931	930	964	837	881	905

Performance Ratios

	%
	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12
Claims Ratio (1)	71.1	72.7	71.1	69.6	70.5	70.4	71.3	71.9
Expense Ratio (2)	10.9	10.4	10.9	11.0	11.6	11.3	11.1	11.1
Administrative Expenses Ratio (3)	4.3	4.9	4.1	4.3	4.2	5.0	4.3	5.0
Combined Ratio (4) (5)	86.1	86.9	85.5	86.0	86.6	86.5	85.0	85.6

(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Written Premiums;
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and
(5) Excluding additional reserves.
Note: For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the fourth quarter of 2013, total revenue grew 30.9% over the previous quarter, led by Life and Pension Plan segment, which was boosted by greater concentration of pension plan contributions in the period.

In 2013, production increased by 12.3% in comparison with the previous year thanks to all segments’ results, mainly the two-digit growths in Health and Capitalization Bonds.

Bradesco      59

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

   60   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Retained Claims by Insurance Line

Bradesco      61

        Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Insurance Expense Ratio by Insurance Line

   62   Report on Economic and Financial Analysis – December 2013

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses/Revenue

The improved administrative efficiency ratio when compared to the fourth quarter of 2012 was due to: (i) the benefits from cost rationalization; and (ii) the 30.9% increase in revenue in the period.

   63   Report on Economic and Financial Analysis – December 2013

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

   64   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12
Net Income	582	552	564	542	570	493	494	493
Premium and Contribution Income (1)	8,505	4,971	7,535	5,698	8,053	5,002	6,737	5,009
- Income from Pension Plans and VGBL	7,317	3,838	6,475	4,677	6,976	3,988	5,816	4,090
- Income from Life/Personal Accidents Insurance Premiums	1,188	1,133	1,060	1,021	1,077	1,014	921	919
Technical Reserves	119,228	115,814	114,383	110,527	108,371	102,425	98,199	93,861
Investment Portfolio	124,655	121,211	119,842	118,380	117,418	110,182	106,102	100,366
Claims Ratio	37.3	43.3	37.3	35.1	37.4	34.6	43.5	41.3
Expense Ratio	21.2	21.8	18.8	23.4	23.3	21.2	19.2	21.3
Combined Ratio	67.3	72.6	61.0	70.0	68.1	60.8	68.4	70.8
Participants / Policyholders (in thousands)	28,256	28,044	27,030	25,722	25,837	25,295	25,257	24,534
Premium and Contribution Income Market Share (%) (2)	29.7	29.1	28.8	24.6	29.6	28.8	29.9	27.5
Life/AP Market Share - Insurance Premiums (%) (2)	17.1	16.9	16.3	16.4	18.0	17.8	17.4	17.3

(1) Life/VGBL/PGBL/Traditional; and
(2) 4Q13 includes the latest data released by Susep (November 2013).

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Due to its solid structure, a policy of product innovation and customer trust, Bradesco Vida e Previdência held a 29.7% share on pension plan and VGBL income in the period (source: Susep – November/13).

Net income for the fourth quarter of 2013 was 5.4% higher than the previous quarter, basically as a result of: (i) the 71.1% increase in revenue; (ii) the 6.0 p.p. decrease in Life product claims ratio; and (iii) the improved administrative efficiency ratio.

Net income for the year was 9.3% higher than the result posted in the previous year, mainly due to: (i) the 7.7% increase in revenue; (ii) the 0.6 p.p. decrease in Life product claims ratio; (iii) the increase in the financial result; and (iv) the stable administrative efficiency ratio.

Bradesco     65

        Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical reserves stood at R$119.2 billion in December 2013, made up of R$113.1 billion from Pension Plans and VGBL and R$6.1 billion from Life, Personal Accidents and Other Lines, up 10.0% over December 2012.

The Pension Plan and VGBL Investment Portfolio totaled R$118.2 billion in November 2013, equal to 32.1% of all market funds (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In December 2013, the number of Bradesco Vida e Previdência customers grew by 9.4% compared to December 2012, surpassing a total of 2.4 million pension plan and VGBL plan participants and 25.8 million life and personal accident participants.

This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

   66   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12
Net Income	175	139	155	167	167	133	148	151
Net Written Premiums	3,274	3,154	2,926	2,787	2,727	2,498	2,338	2,251
Technical Reserves	5,726	6,585	6,503	6,308	5,582	5,466	4,128	4,072
Claims Ratio	88.5	89.8	87.3	84.7	85.3	86.9	86.1	86.4
Expense Ratio	5.4	5.4	5.4	5.2	5.1	5.0	4.9	4.8
Combined Ratio	99.5	99.6	98.9	96.2	98.5	99.9	96.9	97.9
Policyholders (in thousands)	4,173	4,117	4,082	3,985	3,964	3,873	3,707	3,627
Written Premiums Market Share (%) (1)	46.0	45.6	48.8	48.2	45.3	46.8	46.9	46.7

(1) 4Q13 considers the latest data released by ANS (November 2013).

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Net income for the fourth quarter of 2013 had an increase of 25.9% over the third quarter of 2013, mainly due to: (i) the 3.8% increase in revenue; (ii) 1.3 p.p. decrease in claims ratio, due to seasonality in the third quarter, which normally shows greater volume of claims; and (iii) the improved financial result.

Net income for 2013 was up 6.2% over the previous year, due to: (i) the 23.7% increase in revenue; (ii) the improved financial and equity result; and partially offset: (iii) by the 1.5 p.p. increase in claims ratios, a result of run-off of expenses from deficit corporate line contracts not renewed during 2013.

Net Issued Premium stood at R$12.1 billion in 2013, up 23.7% when compared to 2012, led by insurance portfolio for Small and Medium Groups (SMG) whose premiums amounted to R$2.5 billion, 41.0% higher than the previous year.

During 2013, Bradesco Saúde continued and promoted several initiatives that benefited its global performance, such as: (i) the implementation of Meu Doutor Bradesco Saúde (My Bradesco Saúde Doctor) project, which offers the policyholders a selected list of accredited general practitioners with whom the customer can schedule an appointment via the internet, in order to reinforce the doctor-patient relationship and improve attention to health standard;

(ii) the orthoses, prothesis and special drugs (OPME) project, with the purpose of obtaining more agreements with accredited hospitals to use previously negotiated high-cost materials, thus contributing to assistance cost control; (iii) the expansion of Segunda Opinião Médica (Second Opinion from a Physician) for knee joint and hip, oral and maxillofacial and hemodynamic surgeries, in addition to spine surgeries, in reference medical centers, in order to improve health quality; and (iv) the consolidation of Concierge services, which were also made available on Bradesco Saúde website, approved by 97% of its customers, according to survey conducted by independent firm.

In December 2013, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Over 82 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of revenue, 52 are Bradesco Saúde and Mediservice customers (source: Exame magazine’s Best and Major Companies (Melhores e Maiores) ranking, July 2013).

Bradesco     67

        Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Policyholders at Bradesco Saúde and Mediservice

Together, the two companies have over 4.1 million customers. The high share of corporate policies in the overall portfolio (95.5% in December 2013) shows the companies’ high level of specialization and customization in the corporate segment.

The highlight was the growth in the Small and Medium Groups (SMG) insurance portfolio, with over 750 thousand policyholders in December 2013, up 26.4% over the same period in 2012. Corporate portfolio was also positively impacted by the strong increase in Northeast and North regions, up 30.6% and 25.7%, respectively.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12
Net Income	101	105	97	131	103	86	91	104
Capitalization Bond Income	1,296	1,234	1,126	983	1,089	1,013	937	795
Technical Reserves	5,900	5,762	5,738	5,623	5,449	5,165	4,886	4,663
Customers (in thousands)	3,475	3,428	3,439	3,462	3,459	3,426	3,358	3,228
Premium Income Market Share (%) (1)	22.5	21.8	20.9	22.1	23.1	22.8	22.2	21.2

(1) 4Q13 considers the latest data released by Susep (November 2013).

In the fourth quarter of 2013, revenue stood at R$1.3 billion and technical reserve totaled R$5.9 billion. Net income remained in line with the previous quarter, a result of stability of the main performance indicators.

Net income for the year was up 13.0% when compared to the previous year, as a result of: (i) the 21.0% increase in capitalization bond income; (ii) the improved financial result; and (iii) the steady administrative efficiency ratio.

   68   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the fourth quarter of 2013 leading the capitalization bond companies ranking, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the capitalization bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of draws and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating Pé Quente Bradesco products.

Among these products, it is worth pointing out the performance of the social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) SOS Mata Atlântica Foundation (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Ayrton Senna Institute (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Amazonas Sustentável Foundation (contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of breast cancer in Brazil); and (v) Tamar Project (created to save sea turtles).

Bradesco Capitalização was the first capitalization bond company in Brazil to receive the ISO 9001 of Quality Management, certification which is held to date. Since 2009, it was certified by Vanzolini Foundation with the ISO 9001 Version 2008 for Management of Bradesco Capitalization Bonds. This attests to the quality of internal processes and confirms the principle targeting good products, services and continuous growth.

The portfolio is composed of 23.4 million active bonds, of which: 34.9% are Traditional Bonds sold in the branch network and at Bradesco Dia & Noite service channels, and 65.1% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 11.0% over December 2012. Given that the purpose of this type of capitalization bond is to add value to the associated company product or even encourage the performance of its customers, bonds have reduced maturity and grace terms and lower sale price.

Bradesco     69

        Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise stated)
	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12
Net Income	71	25	43	28	10	42	26	49
Net Written Premiums	1,108	1,276	1,204	1,039	1,014	1,239	1,208	967
Technical Reserves	4,998	5,003	4,817	4,643	4,577	4,508	4,345	4,148
Claims Ratio	59.1	59.5	58.6	58.5	63.7	63.9	64.2	64.7
Expense Ratio	19.6	18.9	18.0	17.7	17.8	18.7	18.8	18.4
Combined Ratio	104.5	101.6	100.8	105.6	109.6	105.8	104.1	107.4
Policyholders (in thousands)	3,613	3,631	3,652	3,798	3,871	3,968	3,826	3,801
Premium Income Market Share (%) (1)	8.9	9.1	9.1	8.8	10.0	10.5	10.5	9.8

(1) 4Q13 considers the latest data released by Susep (November 2013).

Net income for the fourth quarter of 2013 was up by 184.0% from the previous quarter, due to: (i) the 0.4 p.p. decrease in claims ratio; and (ii) the improved financial and equity result.

Net income for 2013 was 31.5% higher than that posted in 2012, due to: (i) the 5.2 p.p. decrease in claims ratio; (ii) higher financial result; (iii) steady administrative efficiency ratio when compared to the previous year; partially offset: (iv) by lower equity result.

In the Property Insurance segment, the focus on large brokers and Corporate and Middle Market customers was maintained. This results in renewal of the main accounts, whether in leadership or participation in co-insurance. Also note the excellent performance of the Engineering Risks segment: the partnership with the Real Estate Loan area has enabled new insurance contracts from its customer base.

In Aviation and Maritime Hull insurance, the increased exchange with Corporate and Middle Market segments has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of reinsurance agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF line, we maintain a fleet of approximately 1.4 million vehicles—which proves its power of competitiveness, mainly due to improvements to current products and the creation of products for a specific target-public. Among them, it is worth noting the launch of the Bradesco Seguro Primeira Proteção Veicular (First Vehicular Protection of Bradesco Seguro), exclusive to Bradesco’s account holders, which helps, through the Day and Night Support services, new vehicles and vehicles of up to 15 years of use.

For better service, we currently have 25 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, reserve rental cars, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

   70   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to maintenance of customer base, which comprises around 3.6 million customers in the last 12 months.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, covering more than 1.8 million insured homes.

Bradesco     71

        Economic and Financial Analysis

Fee and Commission Income

Below is the breakdown and variations in Fee and Commission Income for the respective periods:

Fee and Commission Income						R$ million
	12M13	12M12	4Q13	3Q13	Variation
					YTD	Quarter
Card Income	7,107	6,025	1,900	1,808	1,082	92
Checking Account	3,608	3,245	953	933	363	20
Fund Management	2,324	2,172	589	604	152	(15)
Loan Operations	2,242	2,080	598	553	162	45
Collection	1,471	1,314	380	381	157	(1)
Consortium Management	722	613	196	182	109	14
Underwriting / Financial Advisory Services	568	517	153	69	51	84
Custody and Brokerage Services	511	483	124	127	28	(3)
Payments	340	319	87	87	21	-
Other	893	745	247	232	148	15
Total	19,786	17,512	5,227	4,977	2,274	250

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

   72   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Fee and Commission Income

Card Income

For the seventh consecutive quarter, card income grew R$92 million when compared to the previous quarter, for a total of R$1,900 million in the fourth quarter of 2013, mainly due to: (i) the greater volume of transactions in the period; and (ii) the increased revenue.

Year over year, card income was up 18.0%, or R$1,082 million, mainly due to: (i) the increase in revenue from purchases and services, resulting from the 15.4% increase in revenue, which reached R$119.4 billion in 2013 (R$103.5 billion in 2012); and (ii) the increase in the number of transactions in the period.

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        Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the fourth quarter of 2013, fee and commission income from checking accounts increased R$20 million in comparison with the previous quarter, mainly due to: (i) the net increase of 17 thousand new checking accounts; and (ii) the expansion of the customer service portfolio.

Year over year, income grew by R$363 million, or 11.2% in 2013, mainly due to: (i) the expansion of the checking account customer base, which posted a net increase of 707 thousand active current account holders (663 thousand individual customers and 44 thousand corporate customers); (ii) the expansion of the customer service portfolio; and (iii) the adjustment of fees.

Loan Operations

In the fourth quarter of 2013, income from loan operations totaled R$598 million, up 8.1% in comparison with the previous quarter, mainly driven by the higher volume of operations in the quarter.

Year over year, the 7.8% increase in 2013 was mainly the result of the greater income from collaterals, up 16.5%, mainly deriving from the 12.8% growth in the volume of Sureties and Guarantees.

   74   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the fourth quarter of 2013, income from fund management totaled R$589 million, down R$15 million in comparison with the previous quarter, mainly due to: (i) the lower number of business days in the quarter; and (ii) the drop in the average volume of funds and portfolios raised and managed.

Year over year, the R$152 million or 7.0% increase in 2013 was mainly due to: (i) the increase in average volume of funds and portfolios raised and managed; and offset (ii) by the 15.5% decrease in the Ibovespa index in the period, impacting income from managed funds and portfolios pegged to equities.

Shareholders' Equity	R$ million			Variation %
	Dec13	Sept13	Dec12	Quarter	12M
Investment Funds	401,519	397,156	397,933	1.1	0.9
Managed Portfolios	25,246	31,639	33,875	(20.2)	(25.5)
Third-Party Fund Quotas	8,599	9,475	10,024	(9.2)	(14.2)
Total	435,364	438,270	441,832	(0.7)	(1.5)
x	x	x	x	x	x
Distribution	R$ million			Variation %
	Dec13	Sept13	Dec12	Quarter	12M
Investment Funds – Fixed Income	373,552	368,766	369,287	1.3	1.2
Investment Funds – Equities	27,967	28,390	28,646	(1.5)	(2.4)
Investment Funds – Third-Party Funds	6,355	7,199	8,782	(11.7)	(27.6)
Total - Investment Funds	407,874	404,355	406,715	0.9	0.3
x
Managed Portfolios - Fixed Income	16,856	22,970	24,573	(26.6)	(31.4)
Managed Portfolios – Equities	8,390	8,669	9,302	(3.2)	(9.8)
Managed Portfolios - Third-Party Funds	2,244	2,276	1,242	(1.4)	80.7
Total - Managed Funds	27,490	33,915	35,117	(18.9)	(21.7)
x
Total Fixed Income	390,408	391,736	393,860	(0.3)	(0.9)
Total Equities	36,357	37,059	37,948	(1.9)	(4.2)
Total Third-Party Funds	8,599	9,475	10,024	(9.2)	(14.2)
Overall Total	435,364	438,270	441,832	(0.7)	(1.5)

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        Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the fourth quarter of 2013, income from payments and collection remained practically stable in comparison with the previous quarter, mainly due to the steady number of processed documents in the period.

Year over year, the 10.9% or R$178 million increase in 2013 was mainly due to the greater volume of processed documents, up from 1,931 million in 2012 to 2,125 million in 2013, a 10.0% increase in the period.

Consortium Management

In the fourth quarter of 2013, income from consortium management increased by 7.7% over the previous quarter, driven by the sales in the period. On December 31, 2013, Bradesco had 924 thousand active quotas (876 thousand active quotas on September 30, 2013), ensuring a leading position in all the segments it operates (real estate, auto and trucks/tractors/machinery and equipment).

Year over year, there was a 17.8% increase in consortium management income, resulting from: (i) the growth in the volume of bids; (ii) the increase in average ticket; and (iii) the increase in sales of new quotas, from 736 thousand active quotas on December 31, 2012 to 924 thousand active quotas on December 31, 2013, an increase of 188 thousand net quotas.

   76   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the fourth quarter of 2013, total custody and brokerage service income had a slight decrease of R$3 million in relation to the previous quarter, basically due to lower volume of trading on BM&FBovespa, which affected brokerage income.

Year over year, the 5.8% increase in 2013 reflected the increase in custody service income, with a gain in average volume of assets under custody in the period.

Underwriting / Financial Advisory Services

The R$84 million increase in the quarter-over-quarter comparison mainly refers to the performance of the capital market operations in the fourth quarter of 2013. Furthermore, changes in this income are often the result of capital markets’ volatile performance.

Year over year, there was an increase of R$51 million, mainly as a result of a greater business volume in 2013.

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        Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses						R$ million
	12M13	12M12	4Q13	3Q13	Variation
					YTD	Quarter
Personnel Expenses
Structural	10,476	9,906	2,732	2,690	570	42
Payroll/Social Charges	7,798	7,427	2,025	2,017	371	8
Benefits	2,678	2,479	707	673	199	34
Non-Structural	2,585	2,280	733	656	305	77
Management and Employee Profit Sharing	1,407	1,335	386	351	72	35
Provision for Labor Claims	806	650	222	210	156	12
Training	127	132	54	33	(5)	21
Termination Costs	245	163	71	62	82	9
Total	13,061	12,186	3,465	3,346	875	119
x
Administrative Expenses
Outsourced Services	3,666	3,537	1,063	1,030	129	33
Depreciation and Amortization	1,665	1,593	435	421	72	14
Communication	1,608	1,662	413	399	(54)	14
Data Processing	1,297	1,115	352	330	182	22
Transportation	832	867	213	215	(35)	(2)
Rental	830	781	213	209	49	4
Advertising and Marketing	793	799	300	163	(6)	137
Financial System Services	732	656	178	187	76	(9)
Asset Maintenance	661	608	177	168	53	9
Security and Surveillance	495	428	131	124	67	7
Materials	310	323	83	81	(13)	2
Water, Electricity and Gas	225	254	55	51	(29)	4
Trips	138	139	39	38	(1)	1
Other	1,261	1,401	196	214	(140)	(18)
Total	14,512	14,162	3,848	3,631	350	217
x
Total Personnel and Administrative Expenses	27,573	26,348	7,313	6,977	1,225	336
x
Employees	100,489	103,385	100,489	101,410	(2,896)	(921)
Service Points	72,736	68,917	72,736	71,724	3,819	1,012

In the fourth quarter of 2013, total personnel and administrative expenses came to R$7,313 million, up 4.8% in comparison with the previous quarter. In the last 12 months, personnel and administrative expenses totaled R$27,573 million, up 4.6% when compared to the previous year.

Personnel Expenses

In the fourth quarter of 2013, personnel expenses came to R$3,465 million, a 3.6% or R$119 million variation from the previous quarter.

The increase in structural expenses of R$42 million was mainly due to greater expenses with payroll, social charges and benefits, a result of raise in salary levels, as per 2013 collective bargaining agreement.

The increase in non-structural expenses of R$77 million was mainly due to greater expenses with: (i) employee and management profit sharing, totaling R$35 million; and (ii) training, amounting to R$21 million.

   78   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

Year over year, the R$875 million increase in 2013 was due to: (i) the structural expenses totaling R$570 million, related to the increase in expenses with payroll, social charges and benefits, impacted by the raise in salary levels, as per 2012 and 2013 collective bargaining agreements; and (ii) the increase in non-structural expenses of R$305 million, which was mainly a result of greater expenses with: (a) provision for labor claims, totaling R$156 million; and (b) management and employee profit sharing, totaling R$72 million.

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        Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In 2013, total administrative expenses came to R$14,512 million, a 2.5% variation from 2012, mainly due to strong cost control conducted by our Efficiency Committee. Note that this variation was a result of: (i) the opening of 3,819 service points in the period, for a total of 72,736 service points on December 31, 2013; (ii) greater business and service volume in the period; (iii) contractual adjustments; in addition to (iv) the IPCA and IGP-M inflation rates of the last 12 months, which totaled 5.9% and 5.5%, respectively.

Quarter over quarter, the 6.0% increase in administrative expenses in the fourth quarter of 2013 was basically due to: (i) the greater business and service volume in the last quarter, which led to more expenses; and (ii) the seasonal effect of greater advertising and publicity expenses, totaling R$137 million, due to extra investments in initiatives regarding institutional maintenance and positioning and support of loan product offer at this period of the year.

   80   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 1.0 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including the initiatives of our Efficiency Committee.

It is worth noting that 71.8% is the best rate over the last five years.

Tax Expenses

The R$267 million increase in tax expenses in the fourth quarter of 2013, in comparison with the previous quarter, was mainly driven by the increase in PIS/Cofins/ISS taxable income, impacted by greater revenues from interest on shareholders’ equity from unconsolidated companies.

Year over year, these expenses increased R$242 million in 2013, mainly due to greater PIS/Cofins/ISS expenses, reflecting the higher taxable income, especially fee and commission income.

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        Economic and Financial Analysis

Equity in the Earnings (Losses) of Unconsolidated Companies

In the fourth quarter of 2013, the equity in the earnings (losses) of unconsolidated companies was R$26 million. The R$24 million increase over the previous quarter was basically due to higher results from the unconsolidated company IRB Brasil Resseguros.

In the year-over-year comparison, the reduction in 2013 was mainly due to lower results from the unconsolidated company IRB – Brasil Resseguros.

Operating Income

Operating income in the fourth quarter of 2013 was R$4,945 million, up R$176 million from the previous quarter. This result was mainly due to: (i) greater financial margin, amounting to R$535 million; (ii) the R$250 million increase in fee and commission income; partially offset: (iii) by the R$336 million increase in personnel and administrative expenses; and (iv) the R$267 million increase in tax expenses.

Year over year, the R$1,292 million or 7.4% increase in 2013 is mostly a result of: (i) the R$2,274 million increase in fee and commission income; (ii) lower allowance for loan loss expenses, totaling R$969 million; (iii) the R$657 million increase in operating income from Insurance, Pension Plans and Capitalization Bonds; partially offset by: (iv) a R$1,225 million increase in personnel and administrative expenses; (v) the R$529 million increase in other operating expenses (net of other income); (vi) lower financial margin, amounting to R$507 million; and (vii) the R$242 million increase in tax expenses.

   82   Report on Economic and Financial Analysis – December 2013

Economic and Financial Analysis

Non-Operating Income

In the fourth quarter of 2013, non-operating income posted a loss of R$31 million, R$4 million more than the previous quarter and R$31 million more than 2012, due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

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Return to Shareholders

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

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        Return to Shareholders

Sustainability

Bradesco remains in the Corporate Sustainability Index (ISE) portfolio

For the ninth consecutive year, Bradesco was selected to remain in the Corporate Sustainability Index (ISE) portfolio of the São Paulo Stock Exchange (BM&FBovespa), whose purpose is to create an investment environment compatible with the sustainable development demands of the contemporary society and stimulate corporations’

ethical responsibility. The selection to compose the portfolio, which will be effective from January 6, 2014 to January 2, 2015, is based on a questionnaire answered by companies with the 200 most trading shares listed on the Stock Exchange. The new portfolio will be composed of 51 shares from 40 companies.

Participation in events promoted by the Equator Principles Association and the International Finance Corporation – IFC

In November 2013, Bradesco attended the Equator Principles Association Annual Meeting and participated in the Performance Standards Community of Learning event, the latter promoted by the IFC (World Bank Group’s financial arm), and both held in Tokyo, Japan. Over 90 representatives of financial institutions headquartered in all continents attended the events, which aim at discussing and enabling the exchange of experiences on social and environmental risk management practices adopted in corporate banking operations. The events contribute to the promotion of coordinated and consistent approaches by the financial market, as well as to the adoption of best practices.

   86   Report on Economic and Financial Analysis – December 2013

Return to Shareholders

Investor Relations (IR)

In line with democratization of information, Bradesco concluded its event schedule with the Apimec Meetings in Belo Horizonte, Rio de Janeiro and Porto Alegre in the fourth quarter of 2013. During the year, the Bank held 14 Apimec Meetings, with the participation of more than two thousand people and two thousand internet users via live broadcast. The events’ presentations are available on the Investor Relations website, where it is possible to watch the full presentation of some of the events.

During 2013, the Investor Relations Area was present in nine editions of Expo Money, Latin America’s major financial education event. Participants had the opportunity to expand their knowledge by attending lectures at Bradesco’s stand. Additionally, the Investor Relations team frequently keeps contact with shareholders, investors and analysts via telephone, email and at Bradesco’s headquarters, in addition to attending conferences and road shows in Brazil and abroad.

Corporate Governance

Bradesco's management is made up of the Board of Directors and the Statutory Board of Executive Officers. The former is composed of eight members who are eligible for reelection, and includes seven external members, including the Chairman (Mr. Lázaro de Mello Brandão) and one management member (the Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi). The Board members are elected by the Annual Shareholders’ Meeting, which elect the members of the Board of Executive Officers.

To assist its duties, six (6) Committees are subordinated to the Board of Directors, two (2) of which Statutory Committees (Audit and Compensation) and four (4) Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability), and forty-three (43) Executive Committees are subordinated to the Board of Executive Officers.

Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa in 2001, and to the Code of Self-Regulation and Best Practices for Publicly-held Companies, issued by the Brazilian Association of Publicly-held Companies (Abrasca), in 2011.

Bradesco was rated AA+ (Excellent Corporate Governance Practices) by Austin Rating.

Further information is available at the Bradesco’s Investor Relations website www.bradescori.com.br – Corporate Governance.

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        Return to Shareholders

Bradesco Shares

Number of Shares - Common and Preferred Shares (1)

	In thousands
	Dec13	Sept13	Dec12
Common Shares	2,100,738	2,100,738	1,909,762
Preferred Shares	2,095,771	2,096,007	1,907,611
Subtotal – Outstanding Shares	4,196,509	4,196,745	3,817,373
Treasury Shares	10,765	10,529	7,422
Total	4,207,274	4,207,274	3,824,795

(1) Excluding bonuses and stock splits during the periods.

On December 31, 2013, Bradesco’s capital stock stood at R$38.1 billion, composed of 4,207,274 thousand no-par, book-entry shares, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose majority of shareholders are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Number of Shareholders – Domiciled in Brazil and Abroad

	Dec13%		Ownership of Capital (%)	Dec12%		Ownership of Capital (%)
Individuals	327,289	89.80	20.00	327,865	89.77	21.26
Companies	36,144	9.92	48.51	36,403	9.97	47.25
Subtotal Domiciled in Brazil	363,433	99.72	68.51	364,268	99.74	68.51
Domiciled Abroad	1,023	0.28	31.49	957	0.26	31.49
Total	364,456	100.00	100.00	365,225	100.00	100.00

On December 31, 2013, there were 363,433 shareholders domiciled in Brazil, accounting for 99.72% of total shareholders and holding 68.51%	of all shares, while a total of 1,023 shareholders are domiciled abroad, accounting for 0.28% of shareholders and holding 31.49% of shares.

   88   Report on Economic and Financial Analysis – December 2013

Return to Shareholders

Bradesco Shares

Average Daily Trading Volume of Shares

Bradesco shares are traded on BM&FBovespa (São Paulo) and the New York Stock Exchange (NYSE). Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares.

In 2013, the average trading volume of our shares stood at R$531 million, the highest value in the series below. Year over year, the average daily trading volume increased by 3.9%, boosted by the increased liquidity of our shares traded on BM&FBovespa.

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        Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4

The graph shows the change in preferred shares due to Bradesco’s dividend reinvestment, compared to the Ibovespa and the Interbank Deposit Certificate Rate (CDI). If R$100 were	invested in December 2001, Bradesco shares would be worth R$924 in December 2013, an appreciation that substantially exceeds the Ibovespa and the CDI in the same period.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	4Q13	3Q13	Variation %	12M13	12M12	Variation %
Adjusted Net Income per Share	0.76	0.73	4.1	2.91	2.74	6.2
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.21	0.21	-	0.82	0.77	6.5
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.23	0.23	-	0.90	0.85	5.9

	In R$ (unless otherwise stated)
	Dec13	Sept13	Variation %	Dec13	Dec12	Variation %
Book Value per Common and Preferred Share	16.90	15.97	5.8	16.90	16.68	1.3
Last Trading Day Price – Common Shares	31.95	34.49	(7.4)	31.95	30.86	3.5
Last Trading Day Price – Preferred Shares	29.09	30.38	(4.2)	29.09	31.97	(9.0)
Last Trading Day Price – ADR ON (US$)	14.05	15.75	(10.8)	14.05	14.11	(0.4)
Last Trading Day Price – ADR PN (US$)	12.53	13.88	(9.7)	12.53	15.79	(20.6)
Market Capitalization (R$ million) (2)	128,085	136,131	(5.9)	128,085	131,908	(2.9)

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period.

   90   Report on Economic and Financial Analysis – December 2013

Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). We had access to 17 reports	prepared by these analysts in January 2014. Below are recommendations and a consensus on the target price for December 2014:

Recommendations %		Target Price in R$ for Dec14
Buy	41.2	Average	36.0
Keep	58.8	Standard Deviation	3.3
Sell	-	Higher	45.0
Under Analysis	-	Lower	30.0

For more information on target price and recommendation of each market analyst that monitors the performance of Bradesco shares,	visit our IR website at www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

At year-end, Bradesco’s market capitalization, considering the closing prices of common and preferred shares, was R$128.1 billion, down 2.9%	at the close of 2012. In the year-over-year comparison, the Ibovespa decreased by 15.5%.

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          Return to Shareholders

Main Indicators

Market Capitalization (Common and Preferred Shares) / Net Income (1): indicates a possible number of years that the investor would recover the capital invested, based on the closing prices of common and preferred shares.

(1) Adjusted net income in the last 12 months.

Market Capitalization (Common and Preferred Shares) / Shareholders' Equity: indicates the multiple by which Bradesco’s market capitalization exceeds its book shareholders’ equity.

Dividend Yield (1) (2): the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

(1) Source: Economatica; and (2) Based on the most traded share.

   92   Report on Economic and Financial Analysis – December 2013

Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In 2013, a total of R$4,078 million was allocated to shareholders as interest on shareholders’ equity and dividends. In 2013, total Interest on shareholders’ Equity and Dividends allocated to	shareholders correspond to 35.7% of net income, or 31.5% considering withholding income tax levied on Interest on Shareholders’ Equity.

Weight on Main Stock Indexes

Bradesco shares comprise Brazil’s main stock indexes, including IBrX-50 (index that measures the total return of a theoretical portfolio comprising 50 shares selected among the most traded shares on BM&FBovespa), ISE (Corporate Sustainability Index), the ITAG (Special Tag-Along Stock Index), IGC (Special Corporate Governance Stock Index), IFNC (Financial Index which comprises banks, insurance and financial companies), the ICO2 (index comprising shares of the companies that are part of the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (that measures the return of a portfolio composed of the highest cap companies listed).

Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brazil Index of Madrid Stock Exchange.

Dec13	In % (1)
Ibovespa	4.7 (2)
IBrX-50	9.2
IBrX	7.8
IFNC	19.9
ISE	5.3
IGC	5.8
ITAG	11.0
ICO2	12.9
MLCX	8.3

(1) Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes; and
(2) According to Ibovespa’s new calculation methodology, which became effective on January 6, 2014, the weight of Bradesco common and preferred shares on this index’s theoretical portfolio increased to 6.8%.

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Additional Information

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

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        Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Dec13	Sept13	Dec12	Sept12
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	17.1	16.9	17.1
Savings Deposits	N/A	13.4	13.9	13.8
Time Deposits	N/A	11.2	11.6	12.1
Loan Operations	10.7 (1)	10.9	11.2	11.5
Loan Operations - Private Institutions	21.9 (1)	22.1	21.5	21.5
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.6 (1)	13.9	14.7	15.1
Payroll-Deductible Loans	12.1 (1)	12.0	11.0	10.9
Number of Branches	20.7	21.0	21.4	21.7
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	N/A	20.7	20.6
Brazilian Unified Tax Collection System Document (DAS)	N/A	N/A	16.5	16.5
Banks – Source : Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	N/A	14.6	14.5
Benefit Payment to Retirees and Pensioners	25.7	25.4	24.7	24.4
Banks – Source : Anbima
Managed Investment Funds and Portfolios	18.1	18.3	19.4	18.3
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	24.2 (2)	23.8	24.8	24.3
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.9 (2)	23.6	24.6	24.1
Life Insurance and Personal Accident Premiums	16.9 (2)	17.1	18.0	17.8
Auto/Basic Lines Insurance Premiums	8.9 (2)	9.1	10.0	10.5
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	10.9 (2)	10.6	12.4	13.4
Health Insurance Premiums	46.0 (2)	45.6	45.3	46.8
Income from Pension Plan Contributions (excluding VGBL)	31.2 (2)	31.2	29.7	30.1
Capitalization Bond Income	22.5 (2)	21.8	23.1	22.8
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	29.1 (2)	29.1	29.5	29.6
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	29.5 (2)	28.8	29.5	28.5
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	25.4 (2)	25.7	26.0	26.5
Pension Plan Investment Portfolios (including VGBL)	31.5 (2)	32.3	33.4	33.6
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.8 (3)	19.7	19.5	19.2
Consortia – Source: Bacen
Real Estate	30.9 (2)	30.5	30.3	30.0
Auto	28.4 (2)	27.8	25.6	25.9
Trucks, Tractors and Agricultural Implements	18.8 (2)	18.8	19.2	18.5
International Area – Source: Bacen
Export Market	18.1	18.1	19.2	19.7
Import Market	15.6	15.8	16.4	17.2
Digital Channels - Source: Bacen
Internet, Home and Office Banking	N/A	N/A	26.1	N/A
ATM	N/A	N/A	21.6	N/A
Customer Service Centers	N/A	N/A	34.2	N/A
Mobile Phones and Personal Digital Assistants (PDAs)	N/A	N/A	44.7	N/A

(1) Bacen data are preliminary;

(2) Reference date: November 2013; and

(3) Reference date: October 2013.

N/A – Not available.

   96   Report on Economic and Financial Analysis – December 2013

Additional Information

Informações Adicionais

Market Share of Products and Services

Branch Network

Region	Dec13		Market Share	Dec12		Market Share
	Bradesco	Market		Bradesco	Market
North	278	1,099	25.3%	279	1,060	26.3%
Northeast	847	3,570	23.7%	850	3,432	24.8%
Midwest	346	1,793	19.3%	346	1,671	20.7%
Southeast	2,423	11,815	20.5%	2,428	11,500	21.1%
South	780	4,307	18.1%	783	4,198	18.7%
Total	4,674	22,584	20.7%	4,686	21,861	21.4%

Reserve Requirements/Liabilities

%	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12
Demand Deposits
Rate (2)	44	44	44	44	44	44	43	43
Additional (3)	-	-	-	-	-	-	12	12
Liabilities (1)	34	34	34	34	34	34	28	28
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	20	20	20	20	20	20	15	15
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	20	20	20
Additional (3)	11	11	11	11	11	12	12	12
Free	69	69	69	69	69	68	68	68

(1) At Banco Bradesco, liabilities are applied to Rural Loans;
(2) Collected in cash and not remunerated;
(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;

(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 3, 2012, and TR + 70% of the Selic rate for deposits made as of May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.; and

(5) As of the calculation period from March 29, 2010 to April 1, 2010, with effectiveness on April 9, 2010, liabilities are now exclusively paid in cash, and may be paid with credits acquired as provided for by legislation in force.

Bradesco      97

        Additional Information

Informações Adicionais

Investments in Infrastructure, Information Technology and Telecommunication

In the year Bradesco celebrated its 70th anniversary, it was internationally recognized for its strong relation with youth. Forbes, a magazine specialized in business and economy, highlighted the Bank’s initiatives in social networks, with the pioneer launch of F.Banking, Brazil’s first application and one of the first applications in the world that allows customers to access their checking accounts through the social network. The US magazine mentioned the increased number of Brazilians accessing the internet and of social network users, pointing out the work of companies, such as Bradesco, that have been using these channels and their corporate profiles to expand the relationship with the public.

F.Banking currently has 100 thousand registered customers who can check their balances, investments and credit limits, make transfers to other Bradesco accounts, pay collection slips and recharge mobile phones, in an environment as safely as the Internet Banking.

The relationship with youth is, in fact, one of Bradesco’s constant concerns. University students have the option to invest in shares through Bradesco Home Broker Universitário, which offers on-line trading services, TV Home Broker, with daily programming, analyses, recommendations, on-line courses, in addition to allowing trades through Bradesco Trading, application especially developed for iPhone, iPad and iPod Touch. Students also have access to videos on financial education.

Bradesco Corretora customers who have a mobile phone with the Android technology may also trade on the stock market through the Bradesco Trading app, which has the same functionalities offered by the iOS version, currently with more than 49 thousand users.

Customers travelling abroad are offered the Global Travel Card, a prepaid card in U.S. dollar, pounds sterling or euro, which may be directly recharged through Internet Banking.

Innovation is part of Bradesco’s work. In January 2013, the Bank created the Executive Innovation Committee. With the participation of the Board of Executive Officers’ members, the group developed a new innovation model to Bradesco, targeting production and multi-department initiatives.

Our innovative attitude is still recognized. For the third consecutive year, Bradesco was considered in B2C as the Most Innovative Company in Providing Customer Services in Brazil. The study, conducted by DOM Strategy Partners and published by the Consumidor Moderno magazine, took into consideration the Bank’s strong digital performance, its efforts in redesigning the branches and the launch of multichannel services to improve customers' experience.

Bradesco brand was also acknowledged the most valuable brand in Brazil, and technology was appointed as one of its qualities considered in the study prepared by the specialized consulting firm BrandAnalytics to reach this conclusion.

In March, month of its anniversary, Bradesco presented its new institutional portal, which currently has 22 million visits per month. With a modern language and new functionalities, the portal integrated the product and segment websites. Among the news, it is worth mentioning the Buscador Inteligente (intelligent search tool), multiplatform websites (operating system and browser), video-integrated banner to increase sales and call to action, a centralized promotion area, iconography, number of pages, total mouseover effect and filter for comparison of products. The Bank launched the Portal Sociedade de Negócios (Business Society Portal), a new relationship channel with micro and small entrepreneurs.

The new Net Empresa, which is now more modern and suitable to customers’ needs, was made available in September 2013. The new functionalities allow for better cash flow management, increased interaction between users and Bradesco, and agility for companies to conclude their transactions.

   98   Report on Economic and Financial Analysis – December 2013

Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

The website Bradesco Universitários was also totally renovated to follow Bradesco Portal’s standards: it is now more modern and easily browsing, in addition to providing exclusive content, such as promotions and partnerships specially developed to students. The website Click Conta was also revamped to a more user-friendly and contemporary layout that allows for better visualization of the products and services offered, which also makes available specific content for its target-public.

Beneficiaries of Bradesco Saúde are offered the option to consult the accredited network by sending a SMS message including their card number, name and last name. An answer requesting the neighborhood, city and doctor specialization will be sent back. After providing this information, the beneficiaries will receive three options to schedule an appointment.

Given our concern and initiatives towards social inclusion, we were also paid homage for the 15 years of Virtual Vision in the 11th edition of the Brazil Learning & Performance Award, promoted by Micropower with the support of ABRH-SP, ADVB-SP, FENADVB, Abes, with institutional support of the Fiesp System and National ABRH. The software is an internationally renowned and pioneering solution that allows visually impaired people to use, with autonomy, different Internet resources. The Internet Banking for Visually Impaired People, an unmatched service in Brazil, was launched in 1998.

In addition to innovation, the Bank maintains its focus on improving solutions. In 2013, more than 3,798 Bradesco Expresso service points were opened, for a total of more than 46,851 thousand service points throughout Brazil. Bradesco Celular channel exceeded three million active customers, a growth of more than 300% over the past two years.

Biometry, the pioneer innovative technology launched by Bradesco in 2006, reached 15.0 million registrations and now is offered by corporate customers to make financial transactions. It provides customers with security and allows them to make transactions in ATMs, such as withdrawals, without the need to use their cards. Another important landmark is the over 660 thousand active customers registered with Bradesco Security Key – Mobile Phone Token.

In line with the most recent and innovative technologies, the Bank launched in November the first application for Google Glass, a device that allows users to mix the physical and digital worlds by using special goggle lenses. The first of its kind in the market, App Bradesco will allow users to find the closest branches and Bradesco Dia & Noite and Banco24Horas ATMs, in addition to obtaining directions due to integration with Google Maps. The application will also provide locations of hospitals accredited with Bradesco Saúde network. In the future, this equipment should allow customers to make bank transactions.

As a prerequisite for its continuous expansion, Bradesco invested R$4.842 billion in Infrastructure, Information Technology and Telecommunications in 2013. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	2013	2012	2011	2010	2009
Infrastructure	501	718	1,087	716	630
Information Technology and Telecommunication	4,341	3,690	3,241	3,204	2,827
Total	4,842	4,408	4,328	3,920	3,457

Bradesco     99

        Additional Information

Informações Adicionais

Risk Management

Given the growing complexity of products and services and the globalization of the Organization's business, risk management has become a highly strategic activity, which must be constantly enhanced to keep pace with the dynamism of the markets and the pursuit of best practices, exemplified by the fact that Bradesco became the first and only Brazilian bank authorized by the Central Bank to use its own internally-developed market risk management models to calculate regulatory capital since January 2013.

The Organization exercises corporate risk control in an integrated and independent manner, preserving and valuing collegiate decision-making and developing and implementing methodologies, models, and measurement and control tools.

It also provides training to employees from all Organization levels, from the business areas tothe Board of Directors.

The management process ensures that risks can be proactively identified, measured, mitigated, monitored and reported as required in line with the complexity of the Organization’s financial products and activity profile.

Detailed information on the risk management process, capital and capital requirement, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradescori.com.br.

Capital Management

The Capital Management structure enables the Organization to reach its strategic objectives through an appropriate capital sufficiency planning. This structure is composed of certain Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and the Board of Executive Officers in decision making.

In addition to the Committee structure, the Organization has a department responsible for the centralization of the conglomerate’s capital management, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), that reports to the Planning, Budget and Control Department, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Organization’s supporting areas.

Organization’s capital plan is prepared annually, under approval of the Board of Executive Officers and the Board of Directors. It is in line with the strategic planning and covers at least three years of operations. This plan is based on threats and opportunities, growth and market share goals, and projections of capital requirement to cover risks and of capital held by the Organization, which are continuously monitored and controlled by the capital management area.

With the implementation of a capital management structure, the Organization established an ICAAP, which provides conditions to a capital sufficiency assessment in case of regular or stress scenarios. Information on capital sufficiency and adequacy is crucial for Organization’s management and decision making.

Further information on the capital management structure can be found in the Risk Management Report – Pillar 3 and the 2013 Annual Report on the Investor Relations website: www.bradescori.com.br.

   100   Report on Economic and Financial Analysis – December 2013

Additional Information

Capital Adequacy Ratio

The implementation of the new capital structure in Brazil began in October 2013. Bacen, through CMN Resolution 4192/13 that replaces CMN Resolution 3444/07, provides for a new methodology to calculate capital.

Given that this methodology requires the introduction of new adjustments, the Bank adapted the past series showing, per periods, the transition from Basel II to Basel III. It is worth noting that the indexes disclosed until September 2013 have been maintained but are not comparable due to the current resolution’s criteria.

								R$ million
Calculation Basis	Basel III (1) Financial Consolidated	Basel II Economic-Financial Consolidated
	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12
Capital	95,804	93,064	92,629	96,721	96,933	91,149	90,201	75,705
Tier I	70,808	71,830	69,868	67,980	66,066	64,157	62,311	60,474
Common Equity	70,808	71,830	69,868	67,980	66,066	64,157	62,311	60,474
Shareholders' Equity	70,940	67,033	66,028	69,442	70,047	66,047	63,920	58,059
Prudential Adjustments provided for in CMN Resolution 4192/13 (2)	(132)	-	-	-	-	-	-	-
Adjustments Provided for in CMN Resolution 3444/07	-	4,797	3,840	(1,462)	(3,981)	(1,890)	(1,609)	2,415
Additional Capital	-	-	-	-	-	-	-	-
Tier II	24,996	21,234	22,761	28,741	30,867	26,992	27,890	15,231
Mark-to-Market Adjustments	-	(4,508)	(3,593)	1,732	4,229	2,150	1,865	(2,126)
Subordinated Debt (3)	24,996	25,741	26,354	27,009	26,638	24,842	26,025	17,357
Risk-Weighted Assets (RWA)	576,777	566,797	603,541	621,030	600,520	571,377	531,871	505,934
Credit Risk	526,108	482,336	479,217	494,015	503,136	492,845	473,185	442,891
Operating Risk	23,335	33,100	30,494	30,494	31,197	31,197	30,114	30,114
Market Risk	27,334	51,361	93,831	96,522	66,188	47,335	28,572	32,929
Total Ratio (4)	16.6%	16.4%	15.4%	15.6%	16.1%	16.0%	17.0%	15.0%
Tier I Capital	12.3%	12.7%	11.6%	11.0%	11.0%	11.3%	11.8%	12.0%
Common Equity	12.3%	-	-	-	-	-	-	-
Additional Capital	-	-	-	-	-	-	-	-
Tier II Capital	4.3%	3.7%	3.8%	4.6%	5.1%	4.7%	5.2%	3.0%

(1) As of October 2013, capital is calculated based on CMN Resolution 4192/13, which establishes that the calculation is based on the Financial Consolidated until December 2014 and on the Prudential Consolidated as of January 2015;

(2) Criteria used as of October 2013, due to CMN Resolution 4192/13 (including subsequent amendment);

(3) Subordinated debts totaling R$24,996 million are used to compose Tier II Capital Adequacy Ratio and were calculated based on CMN Resolution 4192/13 (including subsequent amendment), effective as of October 2013; and

(4) As of October 2013, the calculation of the Capital Adequacy Ratio follows the regulatory guidelines of CMN Resolutions 4192/13 and 4193/13.

Bradesco     101

Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

       Independent Auditors’ Report

Independent Reasonable Assurance Report on the supplementary accounting information

To

The Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the year ended as at December 31, 2013, in the form of reasonable assurance conclusion that based on our work, described within this report, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain reasonable assurance about whether the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error; however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of  Bradesco´s internal control over the preparation and presentation of the supplementary accounting information. Our engagement also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information, the suitability of the criteria used by Bradesco in preparing the supplementary accounting information within the Economic and Financial Analysis Report in the circumstances of the engagement, evaluating the appropriateness of the  procedures used in the preparation of the supplementary accounting information and the reasonableness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. Reasonable assurance is less than absolute assurance.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented.. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

   104   Report on Economic and Financial Analysis – December 2013

Independent Auditors’ Report

Independent Reasonable Assurance Report on the supplementary accounting information

Criteria for preparing the supplementary accounting information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the year ended December 31, 2013 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on December 31, 2013 and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to, the matters outlined in this report. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, January 29, 2014

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco     105

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

With 70 years of operations completed on March 10, 2013, Bradesco has good reason to celebrate. In the last ten years alone, the indicators have demonstrated a highly successful growth strategy, which was based since its conception on the democratization of credit and a vigorous banking inclusion process, allowing the Bank to overcome the challenges of an increasingly competitive and demanding market.

At the end of 2003, the Bradesco Organization had a Customer Service Network of 10,974 service points, Total Assets of R$176.098 billion and almost 14.500 million checking account holders. Ten years later, in December 2013, these figures were significantly higher: 59,307 service points, Total Assets of R$908.139 billion and 26.400 million checking account holders.

Book Net Income came to R$12.011 billion, 5.5% up from 2012, to which Grupo Bradesco Seguros made a substantial contribution. A total of R$4.078 billion, equivalent to 31.5% of adjusted net income, was paid to shareholders as interest on shareholders’ equity and dividends. Bradesco’s Market Cap came to R$128.085 billion, exceeding more than 1.8 times book shareholders’ equity of R$70.940 billion.

The Organization remains committed to the underlying principles of corporate sustainability, showing that a company’s responsibility goes well beyond business per se. Prioritizing Brazil’s most underprivileged regions in terms of education and social assistance, the 40-school network run by Fundação Bradesco, the Organization’s social arm, provided over 100,000 students with free, high-quality education in 2013. This is one of the world’s largest social and educational programs promoted by the private sector.

In regard to financial services and insurance in general, there is a feeling of optimism regarding the coming years, and not just in those segments where the Organization develops its main activities. The volume of loan operations should continue to expand at a sustainable pace, with reduced risk exposure, fueled by increased earnings and the creation of new jobs, which will also have a positive impact on the insurance market. In this context, the Brazilian economy should pick up steam, mostly driven by (in addition to household consumption) productive investments, intensified by the public concession program in the infrastructure area and the major sporting events the country will host in 2014 and 2016.

Seventy years of consolidated activity has allowed the Bradesco Organization to perceive and evaluate the challenges of the coming years with equanimity and it will continue to pursue realistic and conservative goals, without losing sight of its original growth project, whose feasibility has been amply demonstrated over time.

The strength of the Bradesco brand will always be an inestimable competitive differential and to this we must add an invaluable group of dedicated and highly skilled executives and employees, to whom we extend our thanks. We would also like to thank our shareholders and customers, for their support, confidence and preference.

Cidade de Deus, January 29, 2014

Lázaro de Mello Brandão

Chairman of the Board of Directors

108             Report on Economic and Financial Analysis – December   2013

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Management Report

We hereby present the financial statements of Banco Bradesco S.A. for the year ended December 31, 2013, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

2014 is likely to prove a challenging year, given the beginning of the reduction in U.S. monetary stimuli and the slight slowdown of the Chinese economy. Although this represents a test for the emerging nations, at the same time these countries will have a unique opportunity to improve their macroeconomic and institutional fundamentals.

Brazil is not immune to this external scenario, but it is now much better prepared to face the challenges. The upturn in economic activity in the final months of 2013 was primarily sustained by productive investments, which will tend to intensify thanks to the current public infrastructure concession program and the major sporting events to be held in the country in 2014 and 2016.

Bradesco remains optimistic in regard to Brazil’s future and believes the prospects for its own operational segments are favorable. Credit volume will tend to grow at sustainable and risk-compatible rates against a background of ongoing income gains and job creation. Given the intense and continuous upward social mobility that has marked recent years and which remains on course, the outlook for Brazil’s banking and insurance sectors is exceptionally promising.

As for the Bradesco Organization itself, the year’s most important milestones include the celebration, on March 10, of 70 years of operations, exemplified by its integral presence in Brazilian life, its permanent encouragement of the democratization of financial products and services, and its constant willingness to expand its business horizons. Guided by realistic strategies, it grew rapidly and soon became Brazilians’ favorite bank. This process was aided by an extensive customer service network and it now has a nationwide presence, promoting banking inclusion and upward social mobility.

In addition, Bradesco was once again included in the:

-Dow Jones Sustainability World Index (DJSI), a select NYSE trading list that includes only those companies with the best sustainable development practices, as well as the Dow Jones Sustainability Emerging Markets Index, a portfolio created at the beginning of the year, which includes companies with a DJSI performance among the best 10% in their respective sectors; and

-Corporate Sustainability Index (ISE) of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, which reflects the returns from a share portfolio comprising those companies with the best performance in all aspects of corporate sustainability.

1. Net Income for the Year

The Organization’s healthy results and satisfactory shareholder returns in 2013 confirmed the correctness of our strategies. A detailed analysis of these numbers, including their origin and evolution, is available in the Report on Economic and Financial Analysis section on the Company’s website bradesco.com.br/ri.

R$12.011 billion in book Net Income for the year, corresponding to earnings per share of R$2.86 and a return on average Shareholders’ Equity(*) of 17.7%. The Return on Average Total Assets stood at 1.3%.

R$4.078 billion was allocated to shareholders in the form of mandatory Dividends and monthly, interim and supplementary Interest on Shareholders’ Equity. Thus, R$1.02 (R$0.90 net of withholding income tax), was attributed to each preferred share, which includes the additional 10%, and R$0.93 (R$0.82 net of withholding income tax) to each common share. Dividends and interest on shareholders’ equity represented 35.7% of adjusted net income for the year (31.5% net of withholding income tax).

Taxes and Contributions

A substantial percentage of Bradesco’s annual earnings, in direct proportion to its volume of operations, was paid to the federal government.

R$11.856   billion in taxes and contributions, including social security contributions, paid or provisioned.

R$9.902     billion in taxes withheld and collected from third parties related to financial intermediation.

All in all, taxes originating in the Organization or collected on resources in transit through it came to a hefty R$21.758 billion.

2. Corporate Strategy

The Brazilian economy is likely to pick up steam thanks to the opportunities triggered by the federal government’s infrastructure concession program and the consequent generation of jobs and income. Given prospects of greater macroeconomic predictability, Brazil will be better prepared to face the challenges engendered by a phase of global economic transition and maintain the benefits of the intense upward social mobility of recent years.

As for Bradesco’s own future, it aims to maintain the outstanding position it occupies among private financial institutions and its leadership of the Brazilian insurance market, ensuring that its brand becomes synonymous with quality, speed and security.

Bradesco 109

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Management   Report

Based on ethical values such as respect and transparency, Bradesco is firmly confronting the challenge of consolidating its presence in the national economy, demonstrating strength and a highly-developed capacity for financial intermediation, fomenting investments, democratizing credit, expanding its range of products, services and solutions, and prioritizing the promotion of banking inclusion and upward social mobility through its nationwide customer service network, which includes branches, banking service points, Bradesco Expresso correspondent banks and ATMs, as well as several convenience channels, including Internet Banking, Bradesco Celular and Fone Fácil.

Given a watchful monetary policy, the loan portfolio is expected to grow in 2014, with an emphasis on the domestic market and a particularly strong presence in mortgage lending, pension plans and the expansion of services offered to the growing economically active population, especially consumer financing and payroll-deductible loans. Bradesco will continue to adopt effective security criteria to ensure a balance between increasing loans and reducing delinquency through the strict evaluation of loan granting procedures and the efficient daily collection of overdue payments through the Overdue Collection Program (PCV) and Loan Recovery Program (PRC).

Based on the Bank-Insurance model of continuing to expand essential commercial areas, Bradesco is operating strongly on two fronts, finance and insurance, maintaining its commitment to risk acceptable operational levels with adequate profit margins, as well as strengthening its market position.

As for the placement of related products, it will continue with its strategic focus on secure diffusion and the results of its businesses, including investment banking, the corporate segment, private banking and third-party asset management, as well as investments in the credit card market, purchasing consortiums, insurance, pension plans and capitalization bonds, which are equally important for sustaining results.

Bradesco is also present in strategic overseas markets, providing support to foreign customers and investors who are increasingly interested in Brazil. Bradesco Securities in New York, London and Hong Kong plays a vital role in issuing and distributing securities in these important financial centers, while Banco Bradesco Europe provides asset management, private banking and trade finance services.

The growth which the Bank pursues on a continuous basis implies substantial investments in three fundamental banking pillars – information technology, infrastructure and human resources. In 2013, it invested R$4.842 billion to innovate, update and maintain its IT environment, which is a market benchmark for the use of the best available technologies and practices. It also invested R$126.836 million in staff training programs in order to ensure motivation, innovation and a focus on the customer.

Bradesco’s corporate culture is grounded in respect for the consumer, social and environmental responsibility, security and credibility, while its strategic plan prioritizes three major goals:

a) to grow organically, always focusing on potential acquisitions, associations and partnerships, with an unwavering commitment to maintaining secure, high-quality products, solutions and services, and effectively improving its operational efficiency and financial ratios;

b) to maintain strict controls in order to identify, evaluate and mitigate the inherent risks of its activities, as well as defining acceptable levels of risk for each operation; and

c) to operate in partnership with the capital market, conducting its business with total transparency and the highest ethical standards, while ensuring satisfactory returns for its investors.

3. Capital, Reserves and Subordinated Debt

Banco Bradesco posted the following figures at year-end:

R$38.100  billion in subscribed and paid-up Capital;

R$32.840  billion in Equity Reserves; and

R$70.940  billion in Shareholders’ Equity, 1.3% up on the previous year, while Shareholders’ Equity under Management stood at 7.9% of Consolidated Assets, which totaled R$908.139 billion. Book Value per Share came to R$16.90.

The Special Shareholders’ Meeting held on March 11, 2013 deliberated on a capital increase from
R$30.100 billion to R$38.100 billion through the capitalization of a portion of the “Profit Reserves – Statutory Reserve” account, freely attributing to shareholders, as a bonus, one (1) new share for every ten (10) existing shares of the same type, with the consequent issue of 382,479,458 new non-par registered, book-entry shares, comprising 191,239,739 common shares and 191,239,719 preferred shares. The operation was ratified by the Brazilian Central Bank on March 14, 2013. As a result, the Bank’s capital stock increased to 4,207,274,039 non-par registered, book-entry shares, 2,103,637,129 of which common shares and 2,103,636,910 preferred shares.

The Capital Adequacy Ratio stood at 16.6%, substantially higher than the 11% minimum established by National Monetary Council Resolution 4193/13, in conformity with the Basel Committee. The total consolidated fixed assets to net worth ratio (maximum of 50%, in accordance with the Brazilian Central Bank) was 15.2% and 45.4% on the consolidated finance fixed assets to net worth ratio.

110             Report on Economic and Financial Analysis - December 2013

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Subordinated Debt at year-end totaled R$35.885 billion (R$8.952 billion abroad and R$26.933 billion in Brazil), R$24.996 billion of which was considered eligible as capital and included in Tier II capital adopted when calculating the ratios in the previous paragraph.

In compliance with Article 8 of Brazilian Central Bank Circular Letter 3068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities.” Bradesco further declares that the operations of Banco Bradescard S.A., its subsidiary, are sufficient to cover the strategic goals defined in the business plan, pursuant to Article 11 of Regulatory Attachment I to National Monetary Council Resolution 4122/12.

Capital Management

The Bradesco Organization’s capital management structure ensures the necessary conditions for achieving the Company’s strategic objectives through the rigorous planning of capital sufficiency. This structure includes Committees reporting to the Board of Directors and others reporting to the Board of Executive Officers, providing support for these bodies’ decisions.

Evaluating capital adequacy is a means of ensuring that the Organization maintains a solid capital base on which to develop its activities. Capital management also looks to the future, anticipating potential changes in market conditions.

4. Operating Performance

4.1. Funding and Asset Management

At year-end, raised and managed funds totaled R$1.260 trillion, 2.8% up on 2012. All in all, the Bank manages 26.400 million checking accounts and 50.897 million savings accounts with a balance of R$80.718 billion, representing 17.2% of the Brazilian Savings and Loan System (SBPE).

R$474.342  billion in demand deposits, time deposits, interbank deposits, savings accounts and federal funds purchased and securities sold under agreements to repurchase, up by 1.5%.

R$435.364   billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas.

R$178.294   billion in the exchange portfolio, borrowings and onlendings in Brazil, working capital, tax payments and collection and related charges, funds from issuance of securities in Brazil, and subordinated debt in Brazil, a 11.0% expansion.

R$136.229  billion in technical reserves for insurance, pension plans and capitalization bonds, up by 9.7%.

R$35.827 billion in foreign funding, through public and private issues, subordinated debt abroad, securitization of future financial flows and borrowings and onlendings abroad, equivalent to US$15.294 billion.

4.2. Loan Operations

Democratization of credit is an integral part of Bradesco’s strategy, which is achieved by the expansion and diversification of its offering and more attractive interest rates, differentials that have consistently increased the volume of its financing operations, either directly or in partnership with market agents, and of its individual lines, such as payroll-deductible loans, through its extensive branch network, service points and sales promoters.

R$427.273  billion in consolidated loan operations, in the expanded concept, including sureties and guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligations in loan assignments, real estate receivables certificates and rural loan, a 10.8% increase.

R$21.687  billion in the allowance for loan losses, additional provision of R$4.036 billion that includes provision for collateral, more than the amount required by National Monetary Council Resolution 2682/99.

Mortgages

Bradesco maintains a priority commitment to meeting the demands of homebuyers and giving added momentum to the construction industry, which is a major generator of social and economic development, as well as jobs and income, which is reflected in the substantial volume of operations in the mortgage portfolio. Properties for sale by partner developers and brokers, together with related information, can be found on the website bradescoimoveis.com.br.

R$15.488  billion in total funds allocated to this area, enabling the construction and acquisition of 65,573 properties.

Onlending

In 2013, Bradesco was one of the largest onlenders of BNDES funds, responsible for 15.9% of all operations, totaling R$14.978 billion, 49.7% up on 2012. Onlendings to SMEs totaled R$9.110 billion, corresponding to 17.4% of the entire system.

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R$34.707 billion in the onlending portfolios of internal and external funds, mainly allocated to SMEs. The number of contracts totaled 397,231.

R$8.107 billion in guarantees provided to the BNDES, with R$2.399 billion contracted in the year.

Rural Loans

By supporting financing initiatives for the means of production, as well as harvest processing and sales, Bradesco has become consolidated as a traditional partner of the agriculture and livestock sector, contributing to the expansion of business and increasing the quality and yield of Brazil’s agricultural produce, in addition to enabling domestic market supply and export growth. The Bank maintains stands staffed by specialist teams at all the main agriculture and livestock fairs – Agrishow, Copavel, Expointer and Tecnoshow – facilitating customers’ access to rural loans.

R$20.000 billion in investments at year-end, representing 126,335 operations.

More information on agribusiness and credit products and services can be obtained from: bradescorural.com.br.

Consumer Financing

In order to encourage growth in the different stages of the production chain, and as a consequence of the expansion in Brazil’s economic activity, Bradesco has been financing consumption, including through partnerships, and has achieved a substantial share of new and used vehicle purchase operations in the vast chain comprising dealers, concessionaires and consumers.

R$94.694 billion in consumer financing operations.

Lending Policy

The Bank’s lending policy ensures that it focus on businesses that demonstrate diversification and low concentration, are backed by appropriate guarantees, and involve individuals and companies in good standing with proven solvency. Operations are carried out rapidly and securely, with a focus on profitable and liquid asset investments.

Lending authorization limits are imposed on each branch, in line with their size and the type of guarantee offered. Specialized credit scoring systems with specific security standards are employed to speed up and support the decision-making process, thereby minimizing risks. Loans that exceed branch authorization limits are resolved by the Credit Department and the Executive Credit Committee, located at the Company’s headquarters.

Loan Portfolio Quality

At the end of 2013, the credit standing of new borrowers improved over the close of the previous year, mainly due to the constant fine-tuning of the loan granting and monitoring models.

4.3. Loan Collection and Recovery

The Bank implements initiatives to collect and recover credits via its call center, friendly collection advisory companies and court collection offices. The Overdue Collection Program (PCV) and the Loan Recovery Program (PRC) include several initiatives to promote the collection of overdue credits, among them local events named Business Rooms. The Bank also maintains regional teams specializing in credit recovery, who operate in a customized manner in the most important cases.

R$3.658 billion was recovered in 2013, 21.9% up on the previous year.

5. International Area

With a substantial presence abroad, the Bradesco Organization offers a wide range of products and services through its offices in New York, London, Grand Cayman, Buenos Aires, Tokyo, Hong Kong, Luxembourg and Mexico, as well as an extensive network of correspondent banks. Bradesco Securities, in New York, London and Hong Kong, Banco Bradesco Europe, in Luxembourg, Bradescard Mexico and 29 specialized units in Brazil meet the demands of these strategic markets.

As part of its international business expansion program, in 2014 Bradesco expects to form a Multiple Bank in Mexico and inaugurate a Banco Bradesco Europa branch in London.

R$5.766 billion in advances on exchange contracts, giving a total export financing portfolio of US$12.587 billion.

US$3.970 billion in foreign currency Import financing.

US$44.184 billion in export purchases, with a market share of 18.1%.

US$34.590 billion in import contracting, with a market share of 15.6%.

US$11.899 billion in medium and long-term public and private offerings on the international market.

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6.         Bradesco Shares

Traded in every trading session on the BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, Bradesco shares have been presenting high levels of liquidity, and, in the beginning of 2014, they represented 6.8% of the Ibovespa, in accordance with the new index calculation methodology. The Company’s shares are also traded on the NYSE as Level 2 ADRs (American Depositary Receipts) and on the Madrid Stock Exchange as part of the Latibex Index.

Bradesco shares comprise Brazil’s main stock indexes, including IBrX-50 (index that measures the total return of a theoretical portfolio comprising 50 shares selected among the most traded shares on BM&FBovespa), ISE (Corporate Sustainability Index), the ITAG (Special Tag-Along Stock Index), IGC (Special Corporate Governance Stock Index), IFNC (Financial Index which comprises banks, insurance and financial companies), the ICO2 (index  comprising shares  of  the companies  that are part of the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (that measures the return of a portfolio composed of the highest cap companies listed). Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brazil Index of Madrid Stock Exchange.

Bradesco guarantees its shareholders mandatory minimum dividends equivalent to 30% of adjusted net income, as well as 100% tag along rights for common shares and 80% for preferred shares. It also pays preferred share dividends that are 10% higher than those attributed to common shares.

R$72.491     billion in annual traded volume on the BM&FBOVESPA, comprising 390.804 million common shares and 1.874 billion preferred shares.

US$27.953   billion in annual traded ADR volume on the NYSE, representing 1.896 billion preferred shares and 713.7 thousand common shares.

EUR16.509   million traded as DRs in the European market (Latibex – Madrid), representing 1.506 million preferred shares.

7.         Market Segmentation

Bradesco’s segmentation strategy unites groups of customers with the same profile, with differentiated service and increasing productivity and efficiency gains. In addition to improving customer service quality and ensuring greater flexibility and competitiveness in terms of business execution, segmentation means that operations can be structured for individuals or companies based on the specific needs of each.

7.1.      Bradesco Corporate

Bradesco Corporate specializes in services for major economic groups with annual revenue of more than R$250 million. Its focus on long-term relationships constitutes an important advantage, resulting in the best solutions for customers and healthy results for the Organization. It maintains business units in all major Brazilian cities.

R$310.909    billion in total funds managed by the area, comprising 1,354 economic groups.

7.2.      Bradesco Empresas (Middle Market)

With a high degree of specialization, Bradesco Empresas manages relations with economic groups with annual revenue of between R$30 million and R$250 million, offering structured operations and a broad portfolio of products and services.

R$114.880    billion in total funds managed by the area, comprising 41,359 companies in all sectors of the economy.

7.3.      Bradesco Private Banking

Targeting high-net-worth individuals, family holdings and holding companies with at least R$3 million in net cash available for investment, Bradesco Private Banking offers its customers an exclusive line of products and services under the tailor-made and open architecture concept, including advice on the allocation of financial and non-financial assets in Brazil and abroad, as well as advisory services for tax, succession and foreign exchange issues, as well as structured operations.

7.4.      Bradesco Prime

The Prime segment is based on a modern concept of bank/customer relations, providing customized services for individuals with a monthly income of R$9 thousand or more or an investment capacity of R$100 thousand or more. It maintains an exclusive customer service network – at the end of 2013, there were 304 Bradesco Prime branches nationwide, in addition to 400 Bradesco Prime facilities in retail branches, fully equipped for privacy and comfort. It also offers differentiated products and services and complete financial consulting.

7.5.      Bradesco Varejo (Retail)

Present in all regions of the country, the retail segment seeks to provide dedicated, high-quality services for all segments of the population, playing a decisive role in Brazilians’ financial and banking inclusion process and promoting upward social mobility. In order to reach the highest possible number of customers, the Bank

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maintains an open-door policy and a nationwide presence, democratizing access to banking products and services. Bradesco Varejo focuses on individuals with a monthly income of up to R$9 thousand and companies with annual revenue of up to R$30 million. For individuals with monthly income of between R$4 thousand and R$9 thousand, called Exclusive Customers, and SMEs, under the Empresas e Negócios umbrella, the retail segment offers customized services, with financial solutions to fit every profile. The segment closed 2013 with more than 25.5 million account holders.

7.6.      Bradesco Expresso

Bradesco Expresso enables the Bank to consistently increase its share of the correspondent bank segment through partnerships with a wide variety of establishments, including supermarkets, drugstores, department stores, bakeries and other retail outlets, providing customers and the community with convenient service close to their home or workplace, after business hours and on weekends. On December 31, 2013, there were 46,851 accredited establishments.

8.         Products and Services

8.1.      Cartões Bradesco (Cards)

Bradesco customers have the most complete line of credit cards in Brazil at their disposal, including Visa, American Express, Elo and MasterCard, as well as several private label cards for exclusive use in affiliated networks.

In 2013, Bradesco expanded its portfolio with the Bradesco Visa Edição Comemorativa Rio 2016  (Bradesco Visa Special Edition Rio 2016) cards, marking the beginning of the initiatives for the  2016 Olympic Games. Other themed cards include Bradesco Visa Copa do Mundo 2014 (Bradesco Visa 2014 World Cup), whose design is the World Cup.

Bradesco also launched the Harley-Davidson card, with advantages for associates, an innovation in Brazil and the United States, the first two countries to possess this product.

Bradesco customers have a further advantage through Internet Banking, whereby they can use the credit card payment option to pay consumer accounts and taxes using the bar code. As a result, holders of Bradesco Visa, MasterCard and Elo credit cards have up to 40 days to pay their bills by the due date of the invoice and earn points from the Bradesco Credit Card Rewards programs in which they are enrolled.

Bradesco also has a foreign card business unit, Bradescard México, which maintains a partnership with the C&A stores in that country.

Since 1993, Bradesco Cartões has been issuing cards on behalf of SOS Mata Atlântica, AACD, APAE, Casas André Luiz and Amazonas Sustentável in order to encourage social and environmental initiatives, transferring part of the cards’ annuities to these philanthropic entities.

R$119.407    billion in revenue from credit cards, 15.3% up on the previous year.

R$37.232     billion in assets generated by the card business, comprising loans to cardholders, advances to merchants and financing for cash and installment purchases, exceeding  the end-of-2012 balance by 6.8%.

R$7.107       billion in fee and commission income, up by 18.0%, mainly from commission on debit and credit card purchases, growth of the active credit card base and other charges.

8.2.      Cash Management Solutions

A specialized team, advanced technology and pioneering processes have enabled Bradesco to offer customized solutions for all corporate segments, as well as for government bodies and public utility concessionaires, accounts receivable and payable, and tax and fee collections.

In regard to Solutions, it is particularly worth mentioning the leadership of Cobrança Registrada Bradesco (Bradesco Registered Collection). In the service area, it maintains partnerships under the productive chain concept, involving large companies and their customers, suppliers, distributors and employees, in addition to providing support for the development of Local Productive Arrangements (LPA), serving the businesses of these customers and providing them with assistance. It also offers the Bradesco Franquias & Negócios program, which is designed to create a competitive and sustainable position for the franchise sector.

Customers from specific market niches, such as education, condominiums, health, vehicle licensing expeditors/driving schools, among others, have the support of a qualified team to structure customized solutions, adding value to their businesses in accordance with their individual profiles, characteristics and needs.

Companies can also rely on the Global Cash Management division, which offers customized international cash management products and solutions through partnerships with 38 foreign banks.

163.041        million documents received pertaining to federal, state and municipal taxes and other contributions.

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325.823        million documents received pertaining to electricity, water, gas and phone bills, 72.062 million of which were paid via automatic debit from checking and savings accounts, a highly convenient system for customers.

895.640        million receipts via Bradesco collection, check custody, identified deposits and OCT (credit order by teleprocessing) services.

644.065       million payment operations through Pag-For Bradesco (book payments to suppliers), Bradesco Net Empresa and electronic tax payment systems, allowing companies to manage their accounts receivable.

8.3.      Product and Service Solutions for Government Authorities

Through its exclusive public sector platforms located throughout Brazil, Bradesco offers secure, high-quality products, services and solutions for entities and bodies of the Executive, Legislative and Judicial Branches at the federal, state and municipal levels, independent government agencies, public foundations, state-owned and mixed companies, the Armed Forces (Army, Navy and Air Force) and auxiliary security forces (Federal, Military and Civil Police).

It is worth mentioning that, in 2013, Bradesco renewed the right to process the payroll of employees of the Amazonas State Appellate Court, Rio de Janeiro and Amazonas state governments, Salvador and Manaus municipal governments and Pernambuco Labor Appellate Court, and also acquired the right to handle the payroll of the Minas Gerais State Development Bank, as well as many others, strengthening its business ties with public entities and bodies.

The pioneering Biometrics – Security in the Palm of your Hand product, was made available for the personal identification of INSS (Social Security) beneficiaries, facilitating the annual registration required by the institute. On a monthly basis, Bradesco makes INSS payments to 7.9 million retirees and pensioners, making it the largest payer among all banks in Brazil.

The new bradescopoderpublico.com.br website presents corporate payment, collection, HR and treasury solutions, with an exclusive area for civil servants and members of the armed forces.

8.4.      Qualified Services for the Capital Markets

With fully up-to-date infrastructure and specialized professionals, Bradesco is the market leader in this area, offering a broad range of capital market solutions and services, including asset bookkeeping (shares, BDRs - Brazilian Depositary Receipts, investment fund quotas, CRIs - certificates of real estate receivables, and debentures); qualified custody of securities; custody of shares tied to DRs - Depositary Receipts; controllership of investment funds (CVM Rule 409 funds and structured funds) and managed portfolios; investment fund trusteeships; offshore funds; custody and representation for foreign investors; agent bank services, depository services (Escrow Accounts - Trustee) and clearing services.

Custody and Controllership of Investment Funds and Managed Portfolios

R$940.568    billion in assets under custody for customers using the Bank’s services, according to ANBIMA’s ranking methodology.

R$1.237       trillion in investment funds and managed portfolios using controllership services, according to ANBIMA’s ranking methodology.

27                registered DR programs, with a joint market capitalization of R$95.263 billion.

Asset Bookkeeping

254              companies comprising Bradesco’s share bookkeeping system, totaling 4.536 million shareholders.

304              companies with 407 issues comprising Bradesco’s debenture bookkeeping system, with a current value of R$250.103 billion.

352              investment funds comprising Bradesco’s quota bookkeeping system, with a current value of R$68.761 billion.

25                registered BDR programs, with a market capitalization of R$1.487 billion.

Depository (Escrow Account - Trustee)

6,372           contracts, with a financial volume of R$7.624 billion.

9.         Organizational Structure – Bradesco Customer Service Network

The Bradesco customer service network, present throughout Brazil and in specific international locations, with an extensive and modern structure, combining technology, professional specialization, efficiency and security, stands side by side with its customers, providing excellent service in every operational segment.

The practicality and comfort of Bradesco’s branches are becoming increasingly valued, especially in the large, modern ATM rooms that operate after hours with a wide range of machines, saving time for account-holders and users and also streamlining operations.

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With a total of 59,307 service points at year-end, the network consisted of the following:

8,260      Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,649, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1, Banco Alvorada 1, Banco Bradesco BERJ 1; and PAs 3,586);

3             Overseas Branches, one in New York and two in Grand Cayman;

10          Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc. in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

46,851     Bradesco Expresso service points;

1,180      PAEs – in-company electronic service branches; and

3,003      External terminals in the Bradesco Dia & Noitenetwork and 11,583 ATM’s in the Banco24Horas network, with1,549 terminals shared by both networks.

On December 31, 2013, the Bradesco Dia & Noite Network had 33,464 machines, 32,969 of which operating on weekends and holidays, offering rapid and strategically located throughout the country and practical access to the Bank’s various products and services. Bradesco customers also have access to 14,739 Banco24Horas  terminals for withdrawals, account statements, balance queries, loans, bill payments and account transfers. Using biometrics and six-digit passwords, customers can effect withdrawals and check their balance without using their debit cards at Bradesco Dia & Noite ATMs equipped with the Bradesco Security in the Palm of Your Hand biometric scanning system.

As part of its ongoing commitment to social inclusion, Bradesco has adapted its branches and provided ATM equipment that is appropriate for people with physical or visual difficulties, allowing for their independent use. In addition to Internet Banking and the Bradesco Celular mobile phone service for the visually impaired, the Bank offers bank statements and checkbook templates in Braille or extra-large print. The deaf and hard of hearing can make use of a personalized digital service (written communications) at Fone Fácil, while Bradesco’s website and Facebook page offer content in Brazilian sign language (Libras). The Bank also offers the Bradesco Virtual Mouse, which is controlled by head movements, for customers with upper-limb motor impairment.

Customers can find information on all the Bank’s products and services, including loans, investments, cards, capitalization bonds and insurance, as well as specific sites for the individual and corporate segments in accordance with each profile and service at bradesco.com.br. The Loans and Financing link provides a complete credit portfolio, including detailed information on the modalities available, simulators for calculating operations involving personal loans, overdraft facilities, consumer financing, leasing, mortgages, rural loans, Finame financing lines, auto insurance and others. Corporate customers also have access to Bradesco Net Empresa for simple and safe Internet consultations.

The Bradesco Celular mobile phone service allows customers to rapidly and securely access a number of financial services from wherever they may be, including balance consultations, bill scheduling and payments, transfers, loans and pre-paid cell phone recharges. They can also obtain information on products and services. Bradesco’s mobile technology innovations include Bradesco Net Empresa for mobile phones and Bradesco Celular via SMS, through which customers can consult their balance, check their most recent transactions and add credit to their mobile phones.

Bradesco, by improving its relations with customers and the public in general, is also present in all the major social networks, such as Facebook and Twitter. Through Facebook, customers can access F. Banking, an application that allows them to view their accounts and carry out account transfers and bill payments in a secure environment, which is hosted at the Bank. These interactive channels are used to publish information, news, tips, initiatives, products and services, in addition to resolving doubts and receiving and handling suggestions, complaints and compliments.

Fone Fácil Bradesco allows customers to access the Bank using their phones, with a focus on business and the execution of financial transactions. The sophisticated system of personalized service with financial experts and the electronic service make Fone Fácil one of the most efficient service channels, available to customers 24 hours a day, seven days a week.

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10.       Bradesco Companies

10.1.   Insurance, Pension Plans and Capitalization Bonds

With a history marked by financial solidity and product innovation in insurance, pension plans and capitalization bonds, Grupo Bradesco de Seguros continues to lead this sector in Brazil.

R$3.740       billion in Net Income from the insurance, private pension plan and capitalization bond segment, with a Return on Average Shareholders’ Equity of 23.2%.

R$17.253      billion in Shareholders’ Equity.

R$161.016    billion in Total Assets.

R$146.064    billion in free investments and technical reserve coverage.

R$49.752      billion in revenue from insurance premiums, pension plan contributions and capitalization.

R$33.771      billion in indemnifications, draws and redemptions paid by Grupo Bradesco Seguros in the year.

10.2.   BEM – Distribuidora de Títulos e Valores Mobiliários

Specialized in the fiduciary management of third-party funds in the institutional segment.

R$134.319    billion under management on December 31, distributed through 864 investment funds and one managed portfolio, totaling 12,395 investors.

10.3.   Bradesco Leasing

With a market share of 19.8%, Bradesco’s leasing companies are among the leaders in the industry, maintaining a diversified business strategy in the various segments, as well as operating agreements with major manufacturers, mainly in the transport vehicle and machinery and equipment sectors. Their operations are fully integrated with the Bank’s branch network.

R$5.713        billion invested on December 31, 2013, with 11,514 operations contracted in the year.

126,460        leasing agreements in force at year-end, demonstrating the fragmented nature of the business.

10.4.   Bradesco Consortium Management

Bradesco Consórcios administers groups of account holders or non-account holders, offering the most complete portfolio of products and services.

Bradesco Consórcios is the leader in the real estate, auto and truck/tractor, and machinery and equipment segments, thanks to detailed planning and synergy with the Bank’s branch network.

924,245        active quotas at year-end, with 331,889 new quotas sold.

R$36.505     billion in revenue.

10.5.   Banco Bradesco Financiamentos

Banco Bradesco Financiamentos, the Organization’s financing arm, offers direct consumer credit (CDC) for the acquisition of light and heavy vehicles, motorcycles and other goods and services, as well as leasing operations and payroll-deductible loans.

Under the Bradesco Financiamentos brand and supported by BF Promotora de Vendas Ltda., the Bank offers financing and/or leasing through an extensive nationwide network of 13,875 affiliates, including resellers and dealerships.

Bradesco Promotora, supported by BP Promotora de Vendas, offers benefit-deductible loans for INSS retirees and pensioners, payroll-deductible loans for federal, state and municipal employees, as well as private sector employees, and aggregated products (insurance, cards, purchasing consortiums and others). It is present and has customers in all Brazilian states through 1,846 correspondent banks.

R$75.475     billion in consolidated assets.

R$38.489     billion in the loan portfolio.

10.6.   Banco Bradesco BBI

Bradesco BBI, the Organization’s investment bank, advises customers on primary and secondary share issues, M&A, asset acquisitions and sales, and the structuring and distribution of debt instruments, including debentures, promissory notes, mortgage-backed securities (CRIs), real estate funds, receivables-backed investment funds and bonds, as well as structured corporate financing operations and project finance.

It also controls Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM - Bradesco Asset Management and Bradesco Securities Inc.

R$136.015    billion from advisory services for 205 investment banking transactions in 2013.

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Bradesco Corretora de Títulos e Valores Mobiliários

Bradesco Corretora is recognized as one of the most important brokers in the segment, with a significant share of the stock and futures markets. It provides operational support for its customers through 15 Share Rooms in several Brazilian cities, trading desks, the Home Broker electronic system and the Bradesco Trading application for iPhones and iPads.

The exclusive Automatic Stock Trading System (SANA) enables small investors to increase their participation in the stock market facilitating the sale of small lots of shares on the stock exchange through in-branch terminals.

It was the first brokerage firm to provide customers with Direct Market Access (DMA), a pioneering service for routing orders via computer, allowing investors to place, buy and sell orders directly in the BM&FBOVESPA’s derivatives markets in total comfort and security. Covering a broad range of companies and sectors, it also represents non-resident investors in Brazil in the financial and capital markets, administers investment clubs and provides custody services for companies and individuals.

R$101.064    billion in traded volume on the BM&FBOVESPA in 2013, corresponding to 5,804,033 stock buy and sell orders for 149,817 investors.

30.002         million contracts traded on the BM&FBOVESPA’s derivative markets, with traded volume of R$2.745 trillion.

R$10.372     billion in traded volume via the Home Broker electronic trading system, corresponding to 955,687 stock buy and sell orders.

266,982       customers registered in the Fungible Custody Portfolio on December 31, 2013.

Ágora Corretora de Títulos e Valores Mobiliários

Handling all types of operations on the BM&FBOVESPA, Ágora offers a complete range of stock market products, as well as access to investment funds, direct treasury services and investment clubs. It has also developed a trading tool for each type of investor profile: Home Broker, Home Broker 2.0, Ágora Trade Pro and Ágora Mobile.

The agorainvest.com.br  site gives customers access to exclusive content, such as sector and company reports, recommended portfolios and Ágora TV, which provides analyses of the domestic and international markets by its in-house team of analysts, as well as programs on individual company analyses and interviews with representatives of sector leaders. Relations with customers are marked by intense interactivity, including social networks and daily forums, chats and video chats on a variety of issues involving the financial market.

R$37.106     billion in traded volume handled by the Home Broker system, corresponding to 575,271 stock buy and sell orders.

Foreign Brokers (Bradesco Securities, Inc., Bradesco Securities UK Limited and Bradesco Securities Hong Kong Limited)

Bradesco Securities, Inc., based in New York, provides services for the U.S. market, while Bradesco Securities UK Limited, based in London, provides services for the European Market, and Bradesco Securities Hong Kong Limited, based in Hong Kong, provides services for the Chinese market, involving stock brokerage for ADRs and shares listed on the local exchanges. They also operate as broker-dealers in the distribution of public and private securities to international investors.

BRAM - Bradesco Asset Management

One of the leaders in third-party asset management, BRAM has clients in all Bradesco’s main segments, including Prime, Corporate, Private, Varejo, Bradesco Empresas and Grupo Bradesco Seguros, as well as around 100 institutional investors in Brazil and abroad  and various family offices worldwide.

In 2013, the BRAM BDR-Nível 1 fund, which invests in U.S. company shares, was among Brazil’s most profitable equity funds, recording substantial growth in its volume of assets under management.

Also in 2013, BRAM launched Brazil’s first Infrastructure Debentures Fund, designed to aid the capital market financing of highway concessions, as well as logistics and energy projects.

In the international area, it strengthened its efforts to distribute Luxembourg-based funds, adding equity funds listed in Latin America. BRAM’s international equity and fixed-income funds were also registered with local regulators for distribution in Portugal, France, Spain, Italy and the U.K.

R$301.045    billion on December 31, 2013, distributed through 686 investment funds and 232 managed portfolios, covering 2,719,281 investors.

11.       Corporate Governance

Bradesco’s shares have been traded on Stock Exchange in Brazil since 1946 and on the U.S. market since 1997, initially as Level I ADRs (American Depository Receipts) pegged to preferred shares, and, in 2001 and 2012, as Level II ADRs tied to preferred and common shares, respectively. They arrived in

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Europe (Latibex) in 2001, traded as GDRs (Global Depositary Receipts).

Bradesco’s management comprises a Board of Directors and Board of Executive Officers. Members of the Board are elected annually by the Annual Shareholders’ Meeting, and in turn elect the members of the Board of Executive Officers. The posts of Chairman of the Board and Chief Executive Officer may not be occupied by the same person.

Bradesco’s corporate governance structure also contains six (6) Committees that report to the Board of Directors, two (2) of which statutory (Audit and Compensation) and four non-statutory (Ethical Conduct, Internal Controls & Compliance, Integrated Risk Management & Capital Allocation and Sustainability), as well as 43 Executive Committees reporting to the Board of Executive Officers, helping it with its activities.

The current members of the Fiscal Council, installed every year since 2002, were elected by the Annual Shareholders’ Meeting of March 11, 2013 with a mandate until the Annual Shareholders’ Meeting of 2014. It is composed of three sitting members and three alternate members, one sitting member and his or her alternate being elected by the preferred shareholders.

Austin Rating gave the Bank an AA rating (Excellent Corporate Governance Practices) in July 2005, which was upgraded to AA+ in December 2011, due to the improvement and maturation of several of its corporate governance practices.

It is also worth mentioning Bradesco’s voluntary adhesion, in 2001, to the Corporate Governance Level 1 listing segment of the BM&FBOVESPA – Securities, Commodities and Futures Exchange, and in 2011 to the Code of Self-Regulation and Best Practices of Publicly-Held Companies of the Brazilian Association of Publicly-Held Companies – ABRASCA.

In compliance with CVM Rule 381/03, in 2013 the Bradesco Organization neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, in an amount higher than 5% of the total fees for the external audit. Other services provided by the  external auditors were comprised of agreed-upon procedures to review financial information, draws, system diagnostics and tax revisions.

The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests.

11.1.   Internal Controls and Compliance

The efficiency of the Organization’s internal controls is sustained by trained professionals, well-defined and implemented processes, and technology that meets our business requirements.

The Internal Controls & Compliance Policy and the Internal Control Methodology Rule are fully aligned with the main control frameworks, such as COSO (the Committee of Sponsoring Organizations of the Treadway Commission) and COBIT (the Control Objectives for Information and Related Technology), which deal with business and technology aspects, respectively. They also comply with the requirements of National Monetary Council Resolutions 2554/98, 3056/02 and 3380/06, Brazilian Central Bank Circular Letters 3078/02 and 3467/09, and Section 404 of the U.S. Sarbanes-Oxley Act.

The existence, effectiveness and execution of controls that ensure acceptable levels of risk in the Organization’s  processes are certified by the Internal Controls & Compliance Department, and the results are reported to the Audit and Internal Controls & Compliance Committees, as well as the Board of Directors, in order to ensure a reasonable level of security in regard to conducting business and achieving the established objectives, in accordance with the law and external regulations, policies, internal rules and procedures, and applicable codes of conduct and self-regulation.

Prevention of Money Laundering and the Financing of Terrorism

Bradesco maintains specific policies, rules, procedures and systems to prevent and/or detect the use of its structure, products or services for the purpose of money laundering or financing of terrorism.

It also invests in employee training, with programs in various formats, including informative brochures, videos, courses, on-site and distance learning and on-site lectures for the areas in question.

The program is supported by the Executive Committee for the Prevention of Money Laundering and Terrorism Financing,  which is responsible for evaluating the work and the need to align procedures with best national and international practices and the rules established by the regulators.

Independent Authentication of Models

Bradesco uses internal risk and capital measurement and management models, which are based on statistical data or the knowledge of specialists, who support and facilitate the structuring of critical aspects and ensure that decisions are taken in a standardized and rapid manner.

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In order to identify, mitigate and control risks, the models are validated independently through a rigorous testing program, whose results, which cover process appropriateness, governance and the construction of the models and their assumptions, are reported to managers, the Internal Audit Department, the Internal Controls & Compliance Committee and Integrated Risk Management & Capital Allocation Committee (COGIRAC).

Information Security

Information security comprises a set of controls and is represented by procedures, processes, organizational structures, policies, regulations and IT solutions to ensure the confidentiality, integrity and availability of information. Bradesco’s Corporate Information Security Policy and Rules outline the guidelines for the Organization’s Information Security Management whose objective is to protect information assets.

Developed based on information security best practices and international standards, the Corporate Awareness and Education Program, along with the Policy and the Rules, are focused on the total protection of customer data and Bradesco’s strategic information.

The Security Commissions and the Executive Corporate Security Committee meet on a quarterly basis to examine and approve guidelines, measures and directives that support the Organization’s information security processes and procedures.

Integrated Management System

In an effort to improve results and expand resource management capacity, Bradesco adopted one of the most modern concepts for integrating organizational processes, Enterprise Resource Planning (ERP).

This system covers human resources, training, purchase of materials and services, accounts payable, physical and tax receipts, fixed assets, bank accounting, cash controls, works management and maintenance, audits and real estate. System users receive continuous training through on-site and e-learning programs.

The ERP allows the Organization to standardize its processes, speeds up decision making and streamlines operational security, while minimizing operating costs and increasing productivity.

11.2.   Internal Audit

Reporting directly to the Board of Directors, the General Inspectorate is responsible for the Organization’s internal audit. It performs inspections and consulting and auditing tasks in order to mitigate business and information technology risks while ensuring compliance with the various policies, rules, standards, procedures and internal and external regulations governing the area.

11.3.   Information Disclosure and Transparency Policies

As part of its market relations, Bradesco publishes a number of printed and electronic periodicals.   Revista Bradesco is published semi-annually, while the Cliente Sempre em Dia newsletter is published every three months, PrimeLine  every two months, and the Fact Sheet, which presents Bradesco’s financial highlights for the period, on demand. All are geared to external audiences. The Report on Economic and Financial Analysis, which is a detailed compilation of the data most requested by interested readers, and the Unified Report, which comprises financial and non-financial aspects, are available on its investor relations website bradesco.com.br/ri.

11.4.   Investor Relations – IR

The main objective of the Investor Relations area is to disclose Bradesco’s information, prospects and strategies to the financial community through conferences, lectures, publications and events in Brazil and abroad, among others, permitting the evaluation of its shares at fair market value and keeping the Bank’s senior management informed of how the market perceives the Organization’s performance.

The Company’s IR website bradesco.com.br/ri is available in Portuguese and English and is segmented for individual and institutional investors, disclosing information in accordance with the needs and interests of each profile, including results presentations, general details regarding the Organization, advice for investors, Interactive and multimedia resources and earnings releases, as well as videos of IR area events.

In order to disclose its results and clarify investors’ doubts, in 2013 the Bank held 14 meetings with APIMEC (Association of Capital Market and Investment Professionals), with over two thousand participants. Some of them were broadcast live over the Internet, with simultaneous translation into English and the possibility of mobile phone access. It also took part in several editions of Expo Money, the largest financial education event in Latin America, in Belo Horizonte, Brasília, Curitiba, Florianópolis, Porto Alegre, Rio de Janeiro, Salvador and São Paulo.

On the occasion of its quarterly results disclosures, the Organization holds conference calls and videochats for individual investors. In 2013, it held 129 internal and external meetings with analysts, 205 conference calls and 25 overseas events. The IR team also attends shareholders, investors and analysts by phone, e-mail and in person at Bradesco’s headquarters, as well as taking part in conferences and roadshows in Brazil and abroad.

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11.5.   Bradesco Ombudsman

Created in 1985, five years before the issue of the new Consumer Defense Code, to provide appropriate answers to complaints and suggestions from the Bank’s customers, Alô Bradesco was the financial market’s first communications channel with the general public.

The Ombudsman’s Department promotes the values that guided the creation of Alô Bradesco, and includes the position of Ombudsman, who maintains open and direct dialogue with customers and users, the response to which underlines Bradesco’s commitment to ensuring customer satisfaction and recognizing customer tendencies and demands.

298,926        contacts registered in 2013.

12.       Integrated Risk Control

12.1.   Risk Management

Given the growing complexity of products and services and the globalization of the Organization's business, risk management has become a highly strategic activity, which must be constantly enhanced to keep pace with the dynamism of the markets and the pursuit of best practices, exemplified by the fact that Bradesco became the first and only Brazilian bank authorized by the Central Bank to use its own internally-developed market risk management models to calculate regulatory capital as of January 2013.

The Organization exercises corporate risk control in an integrated and independent manner, preserving and valuing collegiate decision-making and developing and implementing methodologies, models, and measurement and control tools, supported by a series of committees reporting to the Board of Directors, including the Audit Committee, and the Board of Executive Officers. It also ensures that all employees, from the business areas to the Board of Directors, receive continuous education on risks.

The management process ensures that risks can be proactively identified, measured, mitigated, monitored and reported as required in line with the complexity of the Organization’s products and services and activity profile.

12.2.   Credit Risk

Credit risk management is a continuous and evolutionary process of mapping, developing, measuring and diagnosing through models, instruments and procedures; it requires a high degree of discipline and control when analyzing operations in order to preserve process integrity and independence. Credit risk management considers all aspects related to the granting of loans, including the characteristics of the borrower, concentration, guarantees and terms, on which the quality of the portfolio is based.

The Organization continuously maps all activities that could generate exposure to credit risk, measuring and classifying each in terms of probability and magnitude, identifying their managers and planning for mitigation. Control is exercised on a centralized and standardized corporate basis.

12.3.   Market Risk

Market risk is carefully identified, mapped, measured, mitigated, controlled, managed and reported. The Organization’s market risk exposure profile is conservative and guidelines and limits are independently monitored on a daily basis.

The activities of all Organization’s companies exposed to market risk are controlled in a centralized, corporate basis.

12.4.   Liquidity Risk

The Market and Liquidity Risk Management Policy and the resulting rules and procedures define minimum liquidity levels, including stress scenarios, the types of financial instrument in which funds should be applied and the operational strategy to be adopted, if needed.

The liquidity risk management process involves monitoring the composition of available funds on a daily basis, ensuring compliance with minimum liquidity levels and drawing up a contingency plan for stress situations. The control and monitoring of positions is conducted on a centralized basis.

12.5.   Operational Risk

The management of operational risk is essential for the generation of added value. This risk is controlled in a centralized manner through identification, measurement, planned mitigation and follow up on a consolidated basis and in each of the Organization’s companies.

One of the most important mitigation mechanisms is business continuity management, which comprises a series of structured plans to be adopted in crisis situations to ensure the recovery and continuity of business and the prevention of losses.

12.6.   Risk Factors and Critical Accounting Policies

Bradesco discloses its risk factors and critical accounting policies in the Reports and Spreadsheets – SEC Reports section of its IR website bradesco.com.br/ri, pursuant to best international corporate governance practices and the consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These factors include potential political and economic situations in local and international markets that could have a direct impact on the Bank’s

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day-to-day operations and, consequently, its financial situation.

13.       Intangible Assets

Based on the price of its shares on December 31, 2013, Bradesco’s market capitalization stood at R$128.085 billion, equivalent to more than 1.8 times its book shareholders’ equity of R$70.940 billion. The substantial difference is due to the strength of its intangible assets, which, although not reflected in the statement of financial position, are perceived and evaluated by investors.

Bradesco’s strategic planning always seeks the best results, setting realistic goals that take into consideration: the value of the Bradesco brand; corporate culture and best corporate governance practices; the scale of its businesses; the various relationship channels with its different target groups; an innovative information technology policy; the broad diversification of its products, services and solutions and the coverage and reach of the customer service network, which is present in all of Brazil’s municipalities and some cities abroad; a dynamic and responsible social and environmental responsibility policy; and a robust human resources policy that: a) ensures solid relations between all employees and consequently increases the level of mutual trust; b) indicates the opportunities for professional recognition and development; c) substantially reduces the staff turnover rate and associated costs; and d) cultivates a long-term vision at all levels of the Organization. All of these factors are inextricably linked to sustainability.

13.1.   Bradesco Brand

In 2013, the Bradesco brand received substantial recognition:

•       Most valuable banking sector brand in Latin America and 16th in the overall ranking, according to a survey by the consulting firm Brand Finance and The Banker magazine. It also came first in the insurance segment;

•       Most valuable bank brand in Latin America, according to a survey by the consulting firm BrandAnalytics/Millward Brown published in the  Financial Times newspaper;

•       Most valuable bank brand in Latin America, according to a survey by Millward Brown;

•       Most valuable brand in Brazil, according to the 2013 ranking drawn up by Brand Finance;

•       Most valuable brand in Brazil, according to study drawn up by BrandAnalytics/Millward Brown, for IstoÉ Dinheiro magazine;

•       One of the most valuable brands in the world in all sectors of the economy, according to a survey by Brand Finance, placing 66th in the overall ranking, the highest position of any Brazilian company.

13.2.   Human Resources

Bradesco’s Human Resources Management model is guided by transparent relations based on respect and continuous investments aimed at developing and sharing knowledge, while valuing all people equally, without discrimination.

Reaffirming its commitment to these principles, the Organization’s Human Resources Management Policy is based on recognizing employees' performance and increasing their potential for achievement through intensive training. At the close of 2013, it had 100,489 employees, 83,900 of whom work for the Bank and 16,589 for affiliated companies.

In this context, the Organization took an important step forward with the foundation of the Bradesco Corporate University, UNIBRAD, part of its broader strategy of focusing on the individual abilities of its employees, offering learning solutions in order to improve and develop their professional and personal qualifications.

The increasing investments, which make use of the potential of technological innovations, allow the Bank to expand its educational resources to include on-site or distance learning. Among these initiatives we can highlight TreiNet – Training by Internet/Intranet, a distance-learning tool with extensive coverage. In 2013, more than 833 thousand employees took part in the program, underlining its importance and the extent of its coverage.

In order to ensure that its employees keep abreast of the latest advances, the Organization promotes managerial development programs through specialization courses, as well as graduate courses and MBAs in partnership with universities and business schools.

The Advanced Development Program enables executives to study at top universities abroad, in order to develop and refine their technical and personal skills, ensuring the continuous improvement of management processes through the addition of global knowledge.

Bradesco is recognized as a Career Bank, which acts as a motivating and differentiating factor for all its employees, since it provides opportunities for development, planning and access to all hierarchical levels, allowing employees who join the Company in entry level positions to prosper and grow.

At year-end, the benefits aimed at improving their safety, well-being and overall quality of life, as well as

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that of their dependents, covered 205,752 individuals. These benefits include:

•       Healthcare plans;

•       Dental plans;

•       Private pension and retirement plans;

•       Group life and personal accident insurance;

•       Group auto insurance; and

•       The VIVA BEM Program, a set of initiatives designed to improve employees’ quality of life – Healthy Management, Stopping Smoking, Physical Activity, Health Training, Nutritional Guidance and 0800 VIVA BEM.

For the fourteenth consecutive year, Bradesco figured among the 130 Best Companies to Work For in Brazil, being ranked 16th in the Corporations Group, according to an Época  magazine survey compiled by the Great Place to Work Institute, a global working environment consulting firm. It was also included in the Guia Você S/A 150 Best Companies to Work survey conducted by the Fundação Instituto de Administração (FIA) for the fifteenth consecutive year, being considered the best bank to work for in Brazil, and in the 35 Best Places to Begin a Career list, conducted by FIA and Cia. de Talentos and published by Você S/A magazine, for the third consecutive year. In addition, it was featured for the tenth time in Valor Carreira magazine’s Best in People Management rankings, edited by Valor Econômico newspaper, with technical support from Aon Hewitt.

R$126.836   million invested in training programs, with more than 1.320 million participations.

R$1.022       billion invested in the Food Program, with the daily supply of 125,530 meals, in addition to meal vouchers and food vouchers.

5,232           million medical and hospital consultations.

434,978       dental service consultations.

Internal Communication

The Organization’s employees receive information on the policies, guidelines and operational procedures to be adopted through the Normative System, which is available on the Intranet, in a protected area regulated by the Corporate Information Security Policies and Regulations, as well as the Rules and Procedures for Using and Accessing the Intranet.

Objective and consistent, TV Bradesco is an excellent internal communications channel at every level, informing, integrating and motivating the Bank’s employees. In this context, the publications Revista Interação and Sempre em Dia, made available through the Intranet, have made an outstanding contribution.

The CEO’s Blog is an internal interactive channel for promoting the exchange of information and opinions between employees and the CEO’s office. The blog discusses issues of particular importance to the Organization and the country and is also available through the Intranet.

13.3.   Information Technology

With an outstanding market position, Bradesco is always seeking to improve its IT area, employing state-of-the-art technology in its business applications for all segments, with the most up-to-date software and hardware solutions, which is absolutely essential in the highly competitive world of business. In addition to having one of the most extensive bank service networks, it also supplies its customers with a wide range of technologies in various service channels, giving them access to everything that is most modern and innovative, such as vein matching, cardless withdrawal and security products, thereby ensuring their comfort and strengthening ties even further.

Bradesco’s technological environment is fully up to date, supported by a state-of-the-art DataCenter (Information Technology Center - CTI) and a secondary website, equipped to meet the expansion of Bank’s transactions with availability and safety. In 2013, the processing capacity of the Bank’s computers increased by 14.6% in Mainframe environment and 48.4% in low platform environment, given a daily average volume of 282.652 million transactions. Data storage increased by 23.1% in Mainframe environment and 36.3% in low platform environment, allowing for even greater availability of service and business information.

Bradesco prioritizes customer service and comfort through the implementation of branch modernization initiatives and the launch of multichannel services, designed to improve consumers’ experience, such as the possibility of depositing checks via smartphone and the offer of more than 50 free applications. It also has the innovative Bradesco Next, a branch with a vision of the future, located in the Shopping JK Iguatemi mall in São Paulo, which was created to offer technological solutions unmatched anywhere in the world.

Thanks to these recent advances in the innovation area, Bradesco was recognized for the third consecutive year as the Most Innovative Company In Customer Service in Brazil.

R$4.842       billion invested in infrastructure, information technology and telecommunications in 2013, as a necessary condition for continued growth.

14.       Marketing

In 2013, Bradesco used its communications initiatives to increase proximity with the public by making people the prime focus of its campaigns. The first such

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initiative was geared to the SME segment, called Bradesco Empresas e Negócios, which positioned the Bank as a friend on whom the entrepreneurs can count in the pursuit of financial solutions than help their business prosper.

In March, Bradesco celebrated 70 years of operations, providing one of the year’s communications milestones, beginning with a film showing the main values and achievements of the country and the Bank over these seven decades. Also as part of the celebrations, it launched the Gente  (People) campaign, which consisted of three films featuring the stories of three individuals from different places and in different professions – a trapeze artist, a photographer and a doctor – for whom Bradesco was an integral part of their day-to-day lives.

In July, Bradesco Prime presented a new concept: Viver é Prime (Living is Prime), emphasizing that being a Prime customer means being able to spend more time with your family while you let the Bank take care of financial matters.

With Bradesco’s sponsorship of the 2016 Olympic and Paralympic Games in Rio de Janeiro, communications reinforced the BRA de Brasil. BRA de Bradesco concept, further underlining the Bank’s support for Brazilian sport.

Another segment to put the customer first was Bradesco Universitário, which developed an innovative campaign whose form and content were designed to be part of the challenges and day-to-day activities of the young students.

At the beginning of September, it was the turn of the payroll-deductible loan campaign, geared towards INSS retirees and pensioners and public and private sector employees. Following this, the Bank advertised other credit solutions to help Brazilians achieve, such as the purchase of their dream car or home.

It is worth remembering that Bradesco’s communications throughout the year reinforced its support for various Brazilian cultural manifestations, exemplified by media and local campaigns for events such as Carnival in Rio de Janeiro, Salvador and Recife, Círio de Nazaré, Semana Farroupilha, Festival Gastronômico de Tiradentes, Natal Luz de Gramado, and Sonho de Natal de Canela, among others.

In December, it was the turn of the Votos campaign, which, as its name in Portuguese suggests, was full of wishes for a happy and prosperous new year for all. What was special was the particularly irreverent way in which these wishes were given. Both the commercials and the spots featured children wishing everyone a better 2014; however, instead of the normal messages at this time of year, they expressed their wishes with the genuine innocence of childhood. Once again Bradesco emphasized its focus on the individual by speaking to people in an intimate, sincere and true manner.

Once again, as one of its main sponsored events, Grupo Bradesco Seguros presented the city of Rio de Janeiro with its traditional Christmas Tree on Rodrigo de Freitas lake. In 2013, in its 18th edition,  it drew attention to the environment, with the theme Uma celebração à vida: Águas, Ar, Florestas, Humanidade e Natal” (A celebration of life: Water, Air, Forest, Humanity and Christmas), accompanied by projections which celebrated each of these elements.

312    regional, industry and/or professional events held nationwide, including trade fairs, seminars, congresses and cultural/community events, received Bradesco’s support in 2013.

15.       Sustainability at the Bradesco Organization

Ever since it was founded, the Bradesco Organization has been committed to the social and economic development of Brazil. Issues such as banking inclusion, education and best practices in regard to sustainable business development have always been part of its day-to-day activities.

The financial inclusion initiatives focus on accessibility, both physical and digital, the development and marketing of specific products and services, and financial education activities focused on the responsible use of credit and the other products and services offered to the population, as well as personal finance.

The Bank maintains a Sustainability Committee reporting directly to the Board of Directors, which is responsible for establishing guidelines and corporate initiatives, reconciling issues related to economic development with those related to social and environmental responsibility. Commitment to sustainability is part of the Organization’s vision and mission and is an integral part of its strategic planning.

We undertook a strategic revision of the Organization’s positioning in regard to sustainability issues. Based on a structured process of stakeholder engagement, a new Relevance Matrix was drawn up, which indicated key issues that must be taken into consideration in the revision of the Bank’s Corporate Sustainability Policy.

Having adhered to the Equator Principles since 2004, the Organization played an active role in the discussions concerning their revision. The new version, launched in June 2013, established new criteria to be adopted by the signatory financial institutions in regard to evaluating the risk and social and environmental impact of the projects they finance. It is also a signatory to the UN’s Principles for Responsible Investment (PRI) through BRAM - Bradesco Asset Management, which evaluates social, environmental and corporate governance questions in its investment analysis. Through the Brazilian Federation of Banks (Febraban),

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it also signed the Green Protocol, a commitment proposed by the Ministry of the Environment to implement a common sustainability agenda for the banking sector.

The year was marked by several important events, such as the Ethos Conference, in which Bradesco presented its exclusive Technology and Education module. In addition to sponsoring the Conference, the Bank promoted three important debates that raised the audience’s awareness of issues such as financial education, technology and innovation as applied to inclusion and corporate education. Bradesco also attended the 2013 Leaders Summit, an event coordinated by the United Nations and Global Compact in New York in September.

For the eighth consecutive year, in recognition of its corporate policies, the Bank was included in the NYSE’s Dow Jones Sustainability Index and, in 2013, it became part of the recently launched Dow Jones Emerging Markets Index, both of which comprising those companies with the best sustainable development performance. Since 2010, it has been included in the BM&FBOVESPA’s Carbon Efficient Index (ICO2) and, for the ninth consecutive year, it was selected for inclusion in the portfolio of the BM&FBOVESPA’s Corporate Sustainability Index (ISE), which includes companies with the best corporate sustainability indicators.

In March 2014, the Organization will launch the unified version of its Annual Report and Sustainability Report in accordance with the guidelines of the Global Reporting Initiative (GRI), which will include the new G4 indicators.

Fundação Bradesco

Fundação Bradesco, the main focus of the Organization’s social initiatives, is one of the world’s largest private social and educational programs with 40 schools located in all Brazilian states, including the Federal District, mostly in socially and economically underprivileged regions.

In 2013, it provided free, high-quality education to 101,781 students enrolled in its schools in the following levels: basic education (kindergarten to high school) and vocational training - high school, youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. The more than 45 thousand students enrolled in Fundação Bradesco’s basic education system also receive uniforms, school supplies, meals, and medical and dental assistance free of charge.

A total of 455,088 students completed at least one of the distance learning courses available on the Virtual School e-learning portal, while a further 71,742 benefited from partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação  program and technology courses (Educar e Aprender).

The level of student approval of the Fundação Bradesco schools reached 95.3%.

This year was marked by continuing improvements in all segments of Fundação Bradesco’s operations, to the benefit of its students. Important reforms, such as the restructuring of the institution’s educational resources and physical spaces, will ensure an excellent learning experience and expand horizons by providing students with an integrated, all-round education.

One of Fundação Bradesco’s main concerns is to produce creative, productive and entrepreneurial citizens and it therefore offers training and vocational courses for workers at a variety of levels. There are a wide range of courses with flexible and customized curriculums that aim to provide the students with a foundation for starting up their own business or taking advantage of better jobs and opportunities in the market.

Since its pioneering implementation in 1998, the Program to Promote Computer Use by the Visually Impaired has trained 12,160 individuals, ensuring the social inclusion of thousands of people.

In conjunction with various partners specializing in preparing educators and educational materials, Fundação Bradesco develops initiatives in several other areas, including environmental education, finance and taxes, work and consumption, sexuality and personal care, prevention of drug abuse and the responsible use of the internet.

For the 11th consecutive year, National Volunteer Day, held on May 18, mobilized 25,218 volunteers in 72 different locations across Brazil, including Fundação Bradesco schools and service points close to the schools’ facilities. All in all, 314,452 initiatives were implemented in the educational, health, leisure, sport and environmental areas, exemplifying citizenship and solidarity.

Fundação Bradesco helps improve the quality of life of the communities where it operates, making it a socially responsible investment in the best sense of the term. It also represents a unique means of distributing the wealth generated by the Bradesco Organization, given that most of its resources derive from its status as a Bradesco shareholder.

R$456.966  million in investments by Fundação Bradesco in 2013, with R$523.434 million programmed for 2014 to finance educational benefits for: a) 105,672 students enrolled in its schools, in basic education, youth and adult education, and preliminary and continuing vocational training; b) 370 thousand students who will complete at least one of the distance-learning courses (EaD); and c) 21,527

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beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação  program and technology courses (Educar and Aprender).

R$4.012     billion, in present value, invested by Fundação Bradesco to finance its activities in the last ten years.

R$263.750  million in other investments by the Bradesco Organization in 2013, in social projects focusing on education, the arts, culture, sport, health, sanitation, combating hunger and food safety.

Bradesco Sports and Education Program

Aiming to encourage citizenship and social inclusion among children and teenagers, the Bradesco Sports and Education Program has been promoting the practice of sporting activities for more than 26 years, together with initiatives related to education, health, and well-being.

In Osasco (SP), it maintains Training and Specialist Centers to teach women’s basketball and volleyball in its Sports Development Center, Fundação Bradesco schools, private schools and municipal sports centers. Currently, around 2 thousand girls aged between 8 and 20 are taking part in the program, reinforcing Bradesco’s commitment to defending a country that is giving increasing value to recognizing talent, effort and the full exercise of citizenship.

16.       Recognition

Ratings –  In 2013, Bradesco received the following ratings attributed to Brazilian banks from domestic and international rating agencies and entities:

•       the credit risk rating agencies Standard & Poor’s and Fitch Ratings reaffirmed all the Organization’s ratings; and

•       the credit risk rating agency  Moody's Investors Service  downgraded the Organization’s long-term domestic currency deposit rating from ‘A3’ to ‘Baa1’.

Rankings – In 2013, in addition to those mentioned in item 13.1. of this report, Bradesco Brand, Bradesco was honored by several important domestic and international publications:

•       Largest private group in Brazil, according to the Valor Grandes Grupos ranking, published by the newspaper Valor Econômico, which ranks the country’s 200 largest groups;

•       Best Bank in Latin America – top in the ranking of the 25 best banks in Latin America, published by AméricaEconomia magazine;

•       Best Bank in Brazil and Latin America, according to Latin Finance magazine;

•       Best Bank in Brazil, according to the 2013 Developed and Emerging Markets Banks survey by Global Finance magazine;

•       Most profitable private bank among financial institutions in Latin America and the United States, according to a survey by the consulting firm Economatica;

•       Brazilian bank with the best service in the country, including in credit cards, according to a survey by Exame magazine in association with the Brazilian Institute of Customer Relations – IBRC;

•       Ranked among the 100 largest companies in the world in a survey by PricewaterhouseCoopers;

•       Best ranked Brazilian private institution in the Fortune  magazine ranking, which lists the world’s 500 largest companies;

•       Ranked first in the Best Banks in Customer Satisfaction ranking, disclosed on the website of Época Negócios magazine;

•       Leader of the TOP MVP ranking as the company that most produces value from interaction with its stakeholders, according to a survey by Dom Strategy Partners;

•       Highlight in the As Melhores da Dinheiro yearbook, in a survey conducted by IstoÉ Dinheiro magazine, as the Best Insurance Company and the Best Health Company;

•       Awarded the São Paulo Diversity Seal, in the Full 2012 category, by the São Paulo State Government Jobs and Labor Relations Secretariat;

•       BRAM – Bradesco Asset Management was ranked first among the best institutional investment fund managers, according to a survey by Investidor Institucional magazine, while a survey by Standard & Poor’s, published in ValorInveste magazine, a Valor Econômico publication, considered it to be one of the best fund managers in Brazil and the best equities manager.  It was also elected best fund manager by Exame  magazine’s Guia Exame de Investimentos Pessoais 2013 yearbook, with 16 five-star funds;  and

•       Grupo Bradesco Seguros was a highlight of the Valor 1000 year book published by Valor Econômico newspaper, especially Bradesco Seguros, which was ranked first in the Brazilian insurance market, Bradesco Saúde, elected the Best Insurance Company in Brazil, and Bradesco Vida e Previdência, ranked first in the pension plan

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Management Report

and life insurance segment. It also won the Most Admired Companies in Brazil award, in the Corporate Health Plan and Private Pension categories, granted by Carta Capital magazine.

Awards – The Organization won 39 awards from independent sources in 2013 in recognition of the quality of its products and services:

•       For the second consecutive year, Bradesco was elected the Best Bank in Brazil in the 2013 Excellence Awards, the most important international financial sector award granted by Euromoney magazine;

•       Received the Marketing Best 25 Anos, one of the most important awards related to marketing activity in Brazil, in a selection by Editora Referência and MadiaMundoMarketing;

•       Value Creation award from the Brazilian Association of Publicly-Held Companies (Abrasca), for its adoption of best corporate governance practices. It also received an Honorable Mention in the Corporate Governance category, in the 15th edition of the Abrasca Awards – Best Annual Report in 2013;

•       First edition (2013) of the Top Case Award, in the Top Case Highlight category, by Case Studies – Insight Comunicação magazine; and

•       Brazil Ombudsman Award: Bradesco and Grupo Bradesco Seguros were ranked among the 10 best ombudsmen in Brazil by  the Brazilian Ombudsmen’s Association (ABO), the Brazilian Association of Company-Customer Relations (Abrarec) and Consumidor Moderno magazine.

Certifications – The Bradesco Organization has received the following certifications for its Management System:

•       SA8000 - Social Responsibility

Bradesco’s Social Responsibility Management System includes Cidade de Deus headquarters, the Call Center, the Insurance Group and certain administrative buildings, as well as certain bank branches in Osasco and São Paulo. Based on International Standard SA 8000®:2008, it establishes requirements in accordance with the Organization's Human Resources Management Policy and is aimed at promoting the ongoing improvement of workplace relations and conditions, extending its commitment to respect for human rights, children's rights and fundamental labor rights to its suppliers.

•       OHSAS 18001 - Occupational Health and Safety

This internationally recognized certification for occupational health and safety management systems covers the Information Technology Center in Cidade de Deus, in Osasco (SP) and the buildings on Avenida. Paulista and Rua Itapeva, in São Paulo (SP). OHSAS 18001 was developed to be compatible with ISO 9001 and ISO 14001. The Occupational Health and Safety Management System effectively helps to identify dangers and risks, visually monitor working environments and ensure compliance with the current legislation, thereby ensuring a safe and healthy workplace.

•       ISO 14001 - Environmental Management

ISO 14001 recognizes management systems that help achieve environmental goals, especially initiatives for reducing solid waste from construction work and consumption items. Bradesco was the first financial institution in Brazil to receive this certification, for the Avenida Paulista building, in São Paulo (SP), and the Information Technology Center, in Cidade de Deus, in Osasco (SP).

•       ISO 14064 – Measurement and Reporting of Greenhouse Gas Emissions

This certification covers the entire Bradesco Organization and includes direct and indirect emissions from the importing of electricity and other indirect emissions from companies controlled operationally by Bradesco.

•       GoodPriv@cy - Data Protection and Privacy

Four certificates were granted to the Organization’s products and services, which guarantees the adoption of internationally established data protection and privacy standards.

•         ISO 9001 - Quality Management

The Organization was granted 161 certificates that seek to continuously improve processes and business performance in order to increase customer satisfaction while considering the needs of all stakeholders.

•       ISO 27001 - Information Security Management

Bradesco holds three certifications, one relating to logical security processes, which guarantees access codes for applications and the Bank’s internal technological structure (DPCD) in the Security area; one relating to the Bank’s infrastructure, storage and information technology operations  (DPCD-CTI); and one relating to the project, operating process, monitoring, management and quality of Bradesco Seguros e Previdência’s logical security sector.

•       ISO 20.000 - Management of IT Service Delivery

Two certifications were granted: “Management System for IT Service Delivery Management

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Services by Banco Bradesco (DPCD), which supports the delivery of the following services: process routines and transactional services, transfer files, print reports and documents for customers, as well as data communications, software installations and support for user equipment”; and “Management System for IT Service Management Services by Bradesco Seguros e Previdência – Support, Project Office and IT Governance Superintendencies in Rio de Janeiro, which supports the delivery of the following services: data transmission, processing, communication and printing”.

The Organization’s achievements and results to date underline its substantial presence in Brazil’s various financial market segments, exemplified by the 70th anniversary of Banco Bradesco. They represent much more than a new achievement landmark, encouraging us to exceed expectations, motivating even more consistent advances and reinforcing our unshakable optimism and willingness to help build a truly modern and prosperous nation. These results would not have been possible without the support and trust of our shareholders and customers, as well as the efficient and dedicated work of all our employees and we would like to thank you all.

Cidade de Deus, January 29, 2014 The Board of Directors and Board of Executive Officers (*)Excludes the mark-to-market effect of available-for- sale securities recorded under shareholders' equity.

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Consolidated Statement of Financial Position - R$ thousand

Assets	2013		2012
	December	September	December
Current assets	599,915,692	618,954,672	626,948,689
Cash and due from banks (Note 6)	12,196,309	16,427,082	12,077,018
Interbank investments (Notes 3d and 7)	134,633,803	144,036,291	150,950,829
Investments in federal funds purchased and securities sold under agreements to repurchase	124,970,956	137,096,987	142,546,268
Interbank deposits	9,698,449	6,971,607	8,404,561
Allowance for losses	(35,602)	(32,303)	-
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	196,059,241	212,018,338	231,812,289
Own portfolio	171,677,589	191,265,444	171,561,707
Subject to repurchase agreements	20,458,489	16,755,937	42,342,657
Derivative financial instruments (Notes 3f, 8e II and 32b)	1,748,814	2,549,820	2,580,583
Subject to the Brazilian Central Bank	-	-	5,195,610
Underlying guarantee provided	2,174,349	1,447,137	10,127,402
Securities subject to unrestricted repurchase agreements	-	-	4,330
Interbank accounts	55,530,397	50,930,902	48,064,254
Unsettled payments and receipts	14,080	1,335,700	28,189
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	55,380,989	49,472,675	47,952,417
- National treasury - rural loans	-	578	578
- National Housing System (SFH)	3,306	4,092	5,186
Correspondent banks	132,022	117,857	77,884
Interdepartmental accounts	881,453	614,459	1,142,013
Internal transfer of funds	881,453	614,459	1,142,013
Loans (Notes 3g, 10 and 32b)	135,354,186	126,525,046	124,544,744
Loans:
- Public sector	44,870	100,163	332,345
- Private sector	148,638,032	139,582,729	136,909,456
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(13,328,716)	(13,157,846)	(12,697,057)
Leasing (Notes 2, 3g, 10 and 32b)	2,723,519	2,913,101	4,001,849
Leasing receivables:
- Private sector	5,434,253	5,819,479	7,839,788
Unearned income from leasing	(2,433,185)	(2,594,056)	(3,396,060)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(277,549)	(312,322)	(441,879)
Other receivables	59,436,700	62,491,742	51,913,480
Receivables on sureties and guarantees honored (Note 10a-3)	10,554	20,605	10,013
Foreign exchange portfolio (Note 11a)	13,707,498	16,763,694	11,556,711
Receivables	758,080	771,582	730,696
Securities trading	1,142,905	1,326,546	3,765,737
Specific receivables	2,819	2,737	2,658
Insurance and reinsurance receivables and reinsurance assets – technical reserves	3,498,202	3,534,583	2,710,945
Sundry (Note 11b)	41,133,710	40,957,046	33,963,552
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(817,068)	(885,051)	(826,832)
Other assets (Note 12)	3,100,084	2,997,711	2,442,213
Other assets	1,481,238	1,438,684	1,101,430
Provision for losses	(562,494)	(540,394)	(475,173)
Prepaid expenses (Notes 3i and 12b)	2,181,340	2,099,421	1,815,956
Long-term receivables	292,580,021	273,408,836	237,330,661
Interbank investments (Notes 3d and 7)	822,535	930,315	861,938
The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Assets	2013		2012
	December	September	December
Interbank investments	822,535	930,315	861,938
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	117,268,259	101,660,955	83,674,776
Own portfolio	56,687,389	41,864,953	61,072,453
Subject to repurchase agreements	55,122,833	53,982,800	17,584,243
Derivative financial instruments (Notes 3f, 8e II and 32b)	751,511	758,543	575,482
Subject to the Brazilian Central Bank	-	-	1,498,742
Privatization currencies	65,509	66,741	73,917
Underlying guarantees provided	4,339,865	4,370,674	402,819
Securities subject to unrestricted repurchase agreements	301,152	617,244	2,467,120
Interbank accounts	583,626	575,787	555,758
Reserve requirement (Note 9):
- SFH	583,626	575,787	555,758
Loans (Notes 3g, 10 and 32b)	135,500,718	134,228,511	115,648,226
Loans:
- Public sector	2,143,961	71,233	90,835
- Private sector	140,089,006	141,067,976	122,572,350
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,732,249)	(6,910,698)	(7,014,959)
Leasing (Notes 2, 3g, 10 and 32b)	2,529,406	2,652,319	3,281,427
Leasing receivables:
- Private sector	5,537,108	5,824,715	7,329,630
Unearned income from leasing	(2,824,695)	(2,972,858)	(3,737,904)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(183,007)	(199,538)	(310,299)
Other receivables	34,194,407	31,648,241	31,742,479
Receivables	61,298	63,831	38,038
Securities trading	170,018	277,994	240,503
Sundry (Note 11b)	33,973,908	31,317,322	31,471,500
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(10,817)	(10,906)	(7,562)
Other assets (Note 12)	1,681,070	1,712,708	1,566,057
Other assets	-	-	164
Prepaid expenses (Notes 3i and 12b)	1,681,070	1,712,708	1,565,893
Permanent assets	15,643,572	15,330,618	14,812,828
Investments (Notes 3j, 13 and 32b)	1,830,388	1,909,648	1,864,841
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,412,087	1,430,183	1,363,029
Other investments	692,144	753,355	775,815
Allowance for losses	(273,843)	(273,890)	(274,003)
Premises and equipment (Notes 3k and 14)	4,667,245	4,392,074	4,677,858
Premises	1,441,462	1,358,294	1,313,800
Other assets	10,246,779	10,038,106	9,638,712
Accumulated depreciation	(7,020,996)	(7,004,326)	(6,274,654)
Intangible assets (Notes 3l and 15)	9,145,939	9,028,896	8,270,129
Intangible assets	17,740,156	17,142,670	16,047,935
Accumulated amortization	(8,594,217)	(8,113,774)	(7,777,806)
Total	908,139,285	907,694,126	879,092,178

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Liabilities	2013		2012
	December	September	December
Current liabilities	627,521,214	616,862,601	591,437,924
Deposits (Notes 3n and 16a)	166,344,920	159,535,717	147,917,594
Demand deposits	40,618,478	39,455,794	38,411,734
Savings deposits	80,717,805	76,487,681	69,041,721
Interbank deposits	760,034	630,881	281,900
Time deposits (Notes 16a and 32b)	44,248,603	42,961,361	40,182,239
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	239,743,865	240,169,812	235,321,953
Own portfolio	122,015,241	108,060,765	97,965,691
Third-party portfolio	112,260,838	123,414,339	123,819,731
Unrestricted portfolio	5,467,786	8,694,708	13,536,531
Funds from issuance of securities (Notes 16c and 32b)	20,779,339	23,427,331	30,219,478
Mortgage and real estate notes, letters of credit and others	16,630,404	19,297,444	25,072,831
Securities issued abroad	4,148,935	4,129,887	5,146,647
Interbank accounts	1,695,129	1,690,733	1,306,231
Correspondent banks	1,695,129	1,690,733	1,306,231
Interdepartmental accounts	5,168,539	3,114,624	4,360,998
Third-party funds in transit	5,168,539	3,114,624	4,360,998
Borrowing (Notes 17a and 32b)	14,194,747	11,394,227	7,261,939
Borrowing in Brazil - other institutions	3,595	4,481	2,483
Borrowing abroad	14,191,152	11,389,746	7,259,456
Onlending in Brazil - official institutions (Notes 17b and 32b)	12,220,523	11,949,437	12,281,228
National treasury	23,735	36,673	102,688
Brazilian Development Bank (BNDES)	3,726,424	3,833,412	5,080,812
Caixa Econômica Federal - Federal savings bank (CEF)	20,962	21,193	20,296
Fund for financing the acquisition of industrial machinery and equipment (FINAME)	8,448,148	8,058,159	7,076,874
Other institutions	1,254	-	558
Onlending abroad (Notes 17b and 32b)	182,853	163,889	68,539
Onlending abroad	182,853	163,889	68,539
Derivative financial instruments (Notes 3f, 8e II and 32b)	1,081,868	2,383,241	3,126,193
Derivative financial instruments	1,081,868	2,383,241	3,126,193
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	112,741,534	107,688,061	99,340,258
Other liabilities	53,367,897	55,345,529	50,233,513
Payment of taxes and other contributions	814,556	3,551,787	438,752
Foreign exchange portfolio (Note 11a)	7,770,810	10,322,654	5,070,653
Social and statutory	2,471,009	1,806,690	2,479,032
Tax and social security (Note 20a)	5,593,779	6,020,478	5,974,933
Securities trading	2,163,132	1,913,416	5,449,518
Financial and development funds	2,266	4,125	3,110
Subordinated debts (Notes 19 and 32b)	2,581,899	1,884,933	2,141,981
Sundry (Note 20b)	31,970,446	29,841,446	28,675,534
Long-term liabilities	208,396,101	222,530,298	216,360,954
Deposits (Notes 3n and 16a)	51,718,125	57,241,678	63,939,930
Interbank deposits	203,820	210,254	100,574
Time deposits (Notes 16a and 32b)	51,514,305	57,031,424	63,839,356
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	16,534,931	18,410,121	20,269,199

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Liabilities	2013		2012
	December	September	December
Own portfolio	16,534,931	18,410,121	20,269,199
Funds from issuance of securities (Notes 16c and 32b)	36,874,654	31,999,325	21,139,829
Mortgage and real estate notes, letters of credit and others	29,548,742	24,654,400	12,098,236
Securities issued abroad	7,325,912	7,344,925	9,041,593
Borrowing (Notes 17a and 32b)	1,036,109	595,639	849,162
Borrowing in Brazil - other institutions	9,914	7,717	8,282
Borrowing abroad	1,026,195	587,922	840,880
Onlending in Brazil - official institutions (Notes 17b and 32b)	28,460,620	27,203,641	23,725,289
BNDES	8,606,309	8,206,431	7,377,168
CEF	18,852	23,320	37,173
FINAME	19,835,093	18,972,244	16,309,696
Other institutions	366	1,646	1,252
Derivative financial instruments (Notes 3f, 8e II and 32b)	726,632	854,494	875,062
Derivative financial instruments	726,632	854,494	875,062
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	23,487,577	25,865,604	24,877,162
Other liabilities	49,557,453	60,359,796	60,685,321
Tax and social security (Note 20a)	10,255,945	19,906,794	21,954,147
Subordinated debts (Notes 19 and 32b)	33,303,104	34,250,390	32,709,733
Sundry (Note 20b)	5,998,404	6,202,612	6,021,441
Deferred income	676,733	676,195	657,647
Deferred income	676,733	676,195	657,647
Non-controlling interests in subsidiaries (Note 22)	605,435	591,640	588,194
Shareholders' equity (Note 23)	70,939,802	67,033,392	70,047,459
Capital:
- Domiciled in Brazil	37,622,329	37,622,511	29,722,998
- Domiciled abroad	477,671	477,489	377,002
Capital reserves	11,441	11,441	11,441
Profit reserves	34,151,897	32,006,076	34,218,777
Asset valuation adjustments	(1,054,443)	(2,821,876)	5,914,542
Treasury shares (Notes 23d and 32b)	(269,093)	(262,249)	(197,301)
Attributable to equity holders of the Parent Company	71,545,237	67,625,032	70,635,653
Total	908,139,285	907,694,126	879,092,178

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Income Statement - R$ thousand

	2013			2012
	4th Quarter	3rd Quarter	December	December
Revenue from financial intermediation	18,680,061	25,116,565	88,161,076	96,664,366
Loans (Note 10j)	13,654,653	13,400,305	52,423,997	50,213,382
Leasing (Note 10j)	190,462	192,437	790,821	1,214,365
Operations with securities (Note 8h)	3,413,584	7,542,339	24,778,088	29,687,194
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	422,900	2,624,719	6,794,002	13,524,251
Derivative financial instruments (Note 8h)	(402,688)	(67,050)	(2,073,577)	(2,655,589)
Foreign exchange operations (Note 11a)	383,212	529,507	2,085,653	728,730
Reserve requirement (Note 9b)	941,200	835,016	3,138,766	3,835,334
Sale or transfer of financial assets	76,738	59,292	223,326	116,699

Financial intermediation expenses	17,026,114	16,644,148	63,184,726	62,906,954
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	10,359,472	10,582,395	38,439,249	36,314,692
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	2,026,183	1,923,706	5,858,966	7,990,365
Borrowing and onlending (Note 17c)	1,503,190	877,674	5,405,881	4,669,074
Allowance for loan losses (Notes 3g, 10g and 10h)	3,137,269	3,260,373	13,480,630	13,932,823

Gross income from financial intermediation	1,653,947	8,472,417	24,976,350	33,757,412

Other operating income (expenses)	328,275	(3,781,335)	(10,583,728)	(19,922,186)
Fee and commission income (Note 24)	5,156,512	4,908,469	19,459,599	17,069,841
Other fee and commission income	4,096,256	3,850,828	15,400,832	13,254,785
Income from banking fees	1,060,256	1,057,641	4,058,767	3,815,056
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	14,429,867	11,006,622	49,526,003	44,010,899
Net premiums written	14,491,300	11,069,123	49,751,584	44,308,250
Reinsurance premiums	(61,433)	(62,501)	(225,581)	(297,351)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(4,344,742)	(4,077,542)	(19,908,930)	(23,329,778)
Retained claims (Note 3o)	(4,104,036)	(4,106,563)	(15,484,691)	(13,123,833)
Capitalization bond draws and redemptions (Note 3o)	(1,172,958)	(1,108,278)	(4,164,620)	(3,381,623)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(635,414)	(612,786)	(2,510,558)	(2,377,206)
Payroll and related benefits (Note 25)	(3,465,203)	(3,345,552)	(13,061,269)	(12,186,492)
Other administrative expenses (Note 26)	(3,930,802)	(3,600,659)	(14,429,504)	(13,717,347)
Tax expenses (Note 27)	(1,096,426)	(964,050)	(4,028,962)	(4,050,144)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	25,789	2,007	43,016	148,150
Other operating income (Note 28)	2,798,696	869,670	5,394,252	3,263,615
Other operating expenses (Note 29)	(3,333,008)	(2,752,673)	(11,418,064)	(12,248,268)
Operating income	1,982,222	4,691,082	14,392,622	13,835,226
Non-operating income (loss) (Note 30)	(156,454)	(104,012)	(242,333)	499,589
Income before income tax and social contribution and non-controlling interests	1,825,768	4,587,070	14,150,289	14,334,815
Income tax and social contribution (Notes 34a and 34b)	1,272,095	(1,500,818)	(2,041,813)	(2,886,066)
Non-controlling interests in subsidiaries	(18,663)	(22,262)	(97,448)	(67,505)
Net income	3,079,200	3,063,990	12,011,028	11,381,244

The accompanying Notes are an integral part of these Financial Statements.

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Statement of Changes in Shareholders’ Equity - R$ thousand

	Events	Paid-in Capital	Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balances on September 30, 2012	30,100,000	11,441	3,693,806	28,603,228	286,696	3,549,208	(197,301)	-	66,047,078
	Asset valuation adjustments	-	-	-	-	599,993	1,478,645	-	-	2,078,638
	Net income	-	-	-	-	-	-	-	2,893,363	2,893,363
Allocations:	- Reserves	-	-	144,668	1,777,075	-	-	-	(1,921,743)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	(705,137)	(705.137)
	- Dividends paid	-	-	-	-	-	-	-	(266,483)	(266.483)
	Balances on December 31, 2012	30,100,000	11,441	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459

	Balances on September 30, 2013	38,100,000	11,441	4,285,065	27,721,011	(2,327,663)	(494,213)	(262,249)	-	67,033,392
	Acquisition of treasury shares	-	-	-	-	-	-	(6,844)	-	(6,844)
	Asset valuation adjustments (1)	-	-	-	-	1,462,290	305,143	-	-	1,767,433
	Net income	-	-	-	-	-	-	-	3,079,200	3,079,200
	Allocations: - Reserves	-	-	153,960	1,991,861	-	-	-	(2,145,821)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(79,521)	(79,521)
	- Dividends provisioned	-	-	-	-	-	-	-	(853,858)	(853,858)
	Balances on December 31, 2013	38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802

	Balances on December 31, 2011	30,100,000	11,441	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664
	Acquisition of treasury shares	-	-	-	-	-	-	(14,192)	-	(14,192)
	Asset valuation adjustments	-	-	-	-	1,215,032	5,778,709	-	-	6,993,741
	Net income	-	-	-	-	-	-	-	11,381,244	11,381,244
Allocations:	- Reserves	-	-	569,062	6,917,184	-	-	-	(7,486,246)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(3,261,307)	(3.261.307)
	- Dividends paid	-	-	-	-	-	-	-	(633,691)	(633.691)
	Balances on December 31, 2012	30,100,000	11,441	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459
	Capital increase through reserves	8,000,000	-	-	(8,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	(71,792)	-	(71,792)
	Asset valuation adjustments (1)	-	-	-	-	(1,752,062)	(5,216,923)	-	-	(6,968,985)
	Net income	-	-	-	-	-	-	-	12,011,028	12,011,028
Allocations:	- Reserves	-	-	600,551	7,332,569	-	-	-	(7,933,120)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(3,224,050)	(3.224.050)
	- Dividends provisioned	-	-	-	-	-	-	-	(853,858)	(853.858)
	Balances on December 31, 2013	38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802

(1)   The fourth quarter of 2013 and December 31, 2013 YTD includes gains/losses from sale and acquisition of available-for-sale securities totaling R$41,945,300 thousand, which represented the realization of loss amounting to R$6,117,649 thousand (R$3,670,589 thousand, net of taxes), allowing for the adjustment of securities rates to market value (Note 8h). Additionally, a total of R$ 19,121,109 thousand was reclassified from “Available for Sale Securities” to “Held-to-Maturity Securities,” given that the Insurance Group made the reclassification because of the change in Management's intention. The mark-to-market accounting of these securities, totaling R$479,358 thousand, was maintained under Shareholders’ Equity and will be recognized in income statement for the remaining term of securities, pursuant to Bacen Circular Letter 3068/01 (Note 8d-4).

The accompanying Notes are an integral part of these Financial Statements.

134             Report on Economic and Financial Analysis - December 2013

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Value Added Statements - R$ thousand

Description	2013						2012
	4th Quarter	%	3rd Quarter	%	December	%	December	%
1 - Revenue	24,460,082	370.5	26,147,007	287.0	96,464,443	300.7	95,409,098	304.2
1.1) Financial intermediation	18,680,061	282.9	25,116,565	275.7	88,161,076	274.8	96,664,366	308.2
1.2) Fees and commissions	5,156,512	78.1	4,908,469	53.9	19,459,599	60.7	17,069,841	54.4
1.3) Allowance for loan losses	(3,137,269)	(47.5)	(3,260,373)	(35.8)	(13,480,630)	(42.0)	(13,932,823)	(44.4)
1.4) Other	3,760,778	57.0	(617,654)	(6.8)	2,324,398	7.2	(4,392,286)	(14.0)
2 - Financial intermediation expenses	(13,888,845)	(210.4)	(13,383,775)	(146.9)	(49,704,096)	(154.9)	(48,974,131)	(156.2)
3 - Inputs acquired from third-parties	(3,255,308)	(49.3)	(2,946,135)	(32.3)	(11,841,677)	(36.9)	(11,314,121)	(36.0)
Material, water, electricity and gas	(138,073)	(2.1)	(132,107)	(1.5)	(535,141)	(1.7)	(576,407)	(1.8)
Outsourced services	(1,063,462)	(16.1)	(900,261)	(9.9)	(3,665,502)	(11.4)	(3,407,910)	(10.9)
Communication	(413,399)	(6.3)	(399,368)	(4.4)	(1,608,216)	(5.0)	(1,661,941)	(5.3)
Financial system services	(177,740)	(2.7)	(186,591)	(2.0)	(732,381)	(2.3)	(655,972)	(2.1)
Advertising and marketing	(299,688)	(4.5)	(162,713)	(1.8)	(792,519)	(2.5)	(798,490)	(2.5)
Transport	(213,274)	(3.2)	(214,966)	(2.4)	(832,345)	(2.6)	(867,130)	(2.8)
Data processing	(352,248)	(5.3)	(329,952)	(3.6)	(1,297,411)	(4.0)	(1,115,347)	(3.6)
Maintenance and repairs	(177,216)	(2.7)	(168,298)	(1.8)	(661,094)	(2.1)	(607,926)	(1.9)
Security and surveillance	(131,226)	(2.0)	(123,968)	(1.4)	(494,585)	(1.5)	(428,023)	(1.4)
Travel	(38,889)	(0.6)	(38,144)	(0.4)	(138,011)	(0.4)	(138,882)	(0.4)
Other	(250,093)	(3.8)	(289,767)	(3.1)	(1,084,472)	(3.4)	(1,056,093)	(3.3)
4 - Gross value added (1-2-3)	7,315,929	110.8	9,817,097	107.8	34,918,670	108.9	35,120,846	112.0
5 - Depreciation and amortization	(739,047)	(11.2)	(710,277)	(7.8)	(2,879,862)	(9.0)	(3,905,730)	(12.5)
6 - Net value added produced by the entity (4-5)	6,576,882	99.6	9,106,820	100.0	32,038,808	99.9	31,215,116	99.5
7 - Value added received through transfer	25,789	0.4	2,007	-	43,016	0.1	148,150	0.5
Equity in the earnings (losses) of unconsolidated companies	25,789	0.4	2,007	-	43,016	0.1	148,150	0.5
8 - Value added to distribute (6+7)	6,602,671	100.0	9,108,827	100.0	32,081,824	100.0	31,363,266	100.0
9 - Value added distributed	6,602,671	100.0	9,108,827	100.0	32,081,824	100.0	31,363,266	100.0
9.1) Personnel	3,014,857	45.7	2,902,340	32.0	11,352,716	35.5	10,542,767	33.6
Payroll	1,552,086	23.5	1,552,440	17.0	6,017,209	18.8	5,683,536	18.1
Benefits	711,233	10.8	679,317	7.5	2,701,970	8.4	2,523,090	8.0
Government Severance Indemnity Fund for Employees (FGTS)	156,629	2.4	151,782	1.7	585,114	1.8	522,757	1.7
Other	594,909	9.0	518,801	5.8	2,048,423	6.5	1,813,384	5.8
9.2) Tax, fees and contributions	274,677	4.2	2,908,080	31.9	7,779,328	24.2	8,579,935	27.4
Federal	110,266	1.7	2,753,469	30.2	7,145,573	22.3	7,998,861	25.5
State	4,884	0.1	3,436	-	12,713	-	22,446	0.1
Municipal	159,527	2.4	151,175	1.7	621,042	1.9	558,628	1.8
9.3) Value distributed to providers of capital	215,274	3.2	212,155	2.3	841,304	2.6	791,815	2.5
Rentals	212,908	3.2	209,355	2.3	830,841	2.6	781,169	2.5
Asset leasing	2,366	-	2,800	-	10,463	-	10,646	-
9.4) Value distributed to shareholders	3,097,863	46.9	3,086,252	33.8	12,108,476	37.7	11,448,749	36.5
Interest on shareholders’ equity/dividends	933,379	14.1	1,078,705	11.8	4,077,908	12.7	3,894,998	12.4
Retained earnings	2,145,821	32.5	1,985,285	21.8	7,933,120	24.7	7,486,246	23.9
Non-controlling interests in retained earnings	18,663	0.3	22,262	0.2	97,448	0.3	67,505	0.2

The accompanying Notes are an integral part of these Financial Statements.

Bradesco 135

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Consolidated Statement of Cash Flows - R$ thousand

	2013			2012
	4th Quarter	3rd Quarter	December	December
Cash flow from operating activities:
Net Income before income tax and social contribution	1,825,768	4,587,070	14,150,289	14,334,815
Adjustments to net income before income tax and social contribution	5,279,095	6,822,328	24,658,467	30,933,898
Allowance for loan losses	3,137,269	3,260,373	13,480,630	13,932,823
Depreciation and amortization	739,047	710,277	2,879,862	3,905,730
Impairment losses/Provisions for asset impairment	739,251	-	739,251	1,417,416
(Reversals)/Expenses with civil, labor and tax provisions	(1,801,139)	829,836	1,204,617	4,302,748
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	2,026,183	1,923,706	5,858,966	7,990,365
Equity in the earnings (losses) of unconsolidated companies	(25,789)	(2,007)	(43,016)	(148,150)
(Gain)/loss on sale of investments	(32,644)	(30,205)	(229,415)	(826,779)
(Gain)/loss on sale of fixed assets	8,694	5,241	25,688	8,934
(Gain)/loss on sale of foreclosed assets	93,731	105,347	285,584	203,885
Other	394,492	19,760	456,300	146,926
Adjusted net income before taxes	7,104,863	11,409,398	38,808,756	45,268,713
(Increase)/decrease in interbank investments	5,963,509	19,875,882	86,506,991	(48,316,642)
(Increase)/decrease in trading securities and derivative financial instruments	1,756,023	(17,675,342)	13,896,386	10,018,243
Decrease in interbank and interdepartmental accounts	3,092,297	266,625	1,391,560	938,274
(Increase) in loan and leasing	(12,981,604)	(8,153,457)	(42,042,854)	(31,393,554)
(Increase)/decrease in insurance and reinsurance receivables and reinsurance assets – technical reserves	36,381	(72,206)	(787,257)	(385,829)
(Increase)/decrease in technical reserves for insurance, pension plans and capitalization bonds	649,263	(188,904)	6,152,725	12,574,064
Increase/(decrease) in deferred income	538	15,121	19,086	(13,683)
(Increase)/decrease in other receivables and other assets	679,956	(3,181,788)	(5,033,091)	(10,152,578)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	(5,908,314)	774,371	(7,428,572)	23,258,339
Increase/(decrease) in deposits	1,285,650	8,291,870	6,205,521	(5,566,702)
Increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	(2,301,137)	(8,245,187)	687,644	58,142,925
Increase in funds from issuance of securities	2,227,337	1,606,046	6,294,686	9,837,144
Increase/(decrease) in borrowings and onlending	4,788,019	2,185,814	11,908,697	(9,060,780)
Increase/(decrease) in other liabilities (1)	(10,386,724)	1,824,483	(6,142,931)	11,481,718
Income tax and social contribution paid	(943,165)	(814,901)	(6,194,554)	(6,226,715)
Net cash provided by/(used in) operating activities	(4,937,108)	7,917,825	104,242,793	60,402,937
Cash flow from investing activities:
(Purchases)/proceeds from held-to-maturity securities	(96,576)	(64,537)	45,577	(634,597)
Sale of/maturity of and interests on available-for-sale securities (2)	46,583,460	17,991,837	74,614,847	96,513,014
Proceeds from sale of foreclosed assets	187,859	170,783	563,253	266,328
Sale of investments	94,468	39,212	332,115	1,029,533
Proceeds from the sale of premises and equipment and operating leased assets	19,257	92,159	375,714	395,702
Purchases of available-for-sale securities (2)	(47,520,908)	(6,374,890)	(101,422,702)	(146,239,823)
Foreclosed asset acquisitions	(367,327)	(460,577)	(1,356,469)	(808,977)
Investment acquisitions	(2,015)	(8,829)	(87,286)	(38,757)
Premises and equipment and operating leased asset acquisitions	(542,700)	(250,722)	(1,370,867)	(1,726,818)
Intangible asset acquisitions	(580,291)	(299,091)	(2,602,602)	(2,645,950)
Dividends and interest on shareholders' equity received	72,368	95,203	347,562	95,857
Net cash provided by/(used in) investing activities	(2,152,405)	10,930,548	(30,560,858)	(53,794,488)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(250,320)	(86,783)	1,033,289	7,941,622
Dividends and interest on shareholders’ equity paid	(425,987)	(1,078,882)	(4,293,372)	(3,746,393)
Non-controlling interest	(4,868)	(12,624)	(80,207)	(94,569)
Acquisition of own shares	(6,844)	(64,948)	(71,792)	(14,192)
Net cash provided by/(used in) financing activities	(688,019)	(1,243,237)	(3,412,082)	4,086,468
Net increase/(decrease) in cash and cash equivalents	(7,777,532)	17,605,136	70,269,853	10,694,917
Cash and cash equivalents - at the beginning of the period	125,602,454	107,997,318	47,555,069	36,860,152
Cash and cash equivalents - at the end of the period	117,824,922	125,602,454	117,824,922	47,555,069
Net increase/(decrease) in cash and cash equivalents	(7,777,532)	17,605,136	70,269,853	10,694,917

(1) The fourth quarter of 2013 and December 31, 2013 YTD include write-offs of claims due to the adhesion to the tax liability installment and cash payment program - Law 12865/13 (Note 18); and

(2) The fourth quarter of 2013 and December 31, 2013 YTD include the sale and acquisition of available-for sale securities with the same characteristics, in the amount of R$41,945,300 thousand, which allowed for the adjustment of securities rates to market value.

The accompanying Notes are an integral part of these Financial Statements.

136             Report on Economic and Financial Analysis - December 2013

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Financial Statements Index

Notes to the Financial Statements of Bradesco are as follows:

Page

1). OPERATIONS	138
2). PRESENTATION OF THE FINANCIAL STATEMENTS	138
3). SIGNIFICANT ACCOUNTING PRACTICES	140
4). INFORMATION FOR COMPARISON PURPOSES	148
5). STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT	149
6). CASH AND CASH EQUIVALENTS	150
7). INTERBANK INVESTMENTS	151
8). SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	152
9). INTERBANK ACCOUNTS - RESERVE REQUIREMENT	165
10)LOANS	166
11)OTHER RECEIVABLES	178
12)OTHER ASSETS	180
13)INVESTMENTS	180
14)PREMISES AND EQUIPMENT	182
15)INTANGIBLE ASSETS	183
16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	184
17)BORROWING AND ONLENDING	188
18)PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY	189
19)SUBORDINATED DEBT	193
20)OTHER LIABILITIES	196
21)INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS	197
22)NON-CONTROLLING INTERESTS IN SUBSIDIARIES	200
23)SHAREHOLDERS’ EQUITY (PARENT COMPANY)	200
24)FEE AND COMMISSION INCOME	203
25)PAYROLL AND RELATED BENEFITS	203
26)OTHER ADMINISTRATIVE EXPENSES	204
27)TAX EXPENSES	204
28)OTHER OPERATING INCOME	204
29)OTHER OPERATING EXPENSES	205
30)NON-OPERATING INCOME	205
31)RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	206
32)FINANCIAL INSTRUMENTS	208
33)EMPLOYEE BENEFITS	219
34) INCOME TAX AND SOCIAL CONTRIBUTION	221
35)OTHER INFORMATION	225

Bradesco 137

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and Universal Bank that carries out all types of banking activities that it is authorized to do so through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank has a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices issued by Laws 4595/64 (Brazilian Financial System Law) and 6404/76 (Brazilian Corporate Law), along with amendments introduced by Laws 11638/07 and 11941/09 relating to the accounting of operations, associated with rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of leasing companies included in the consolidated information were prepared using finance leases, whereby leased fixed assets are classified as operating leases less the residual value paid in advance.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for on a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest on shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/unconsolidated companies or jointly-controlled entities is included in investments and intangible assets (Note 15a). The foreign exchange variation from foreign branches or investments is presented in the income statement accounts together with changes in the value of the derivative financial instrument, borrowing or onlending operation to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on January 29, 2014.

138             Report on Economic and Financial Analysis – December 2013

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below are the primary direct and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2013		2012
		December 31	September 30	December 31
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.99%	99.99%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco CBSS S.A. (2)	Banking	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A. (3)	Banking	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (4)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (4)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area - Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental care	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)     Increase in equity interest through share acquisition in February 2013;

(2)     New corporate name of Bankpar Arrendamento Mercantil S.A.;

(3)     Currently Banco Berj S.A.;

(4)     Company proportionally consolidated, pursuant to CMN Resolution 2723/00 and CVM Rule 247/96; and

(5)     The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d).

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Notes to the Consolidated Financial Statements

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement under items “Derivative Financial Instruments” and “Borrowing and Onlending.”

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis together to determine the net income for the period to which they relate, regardless of receipt or payment of funds.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated based on the exponential method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums assigned to coinsurance and corresponding commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the effectiveness of risk in cases in which the risk begins before the issue, and recognized on a straight-line basis during the policies’ effective period through accrual and reversal of the unearned premium reserve of deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk but with no policy issued, are recorded in the income statement at the beginning of the risk coverage, based on estimated figures.

Health insurance premiums are recorded at the policies effective date and are reduced and recognized from the portion of the premium corresponding to the risk period of the insurance policy elapsed.

Income and expenses arising from DPVAT insurance operations are recorded based on information provided by the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and IRB - Brasil Resseguros S.A., respectively. Reinsurance operations are recorded based on their financial records subject to analysis. Deferral of reinsurance premiums granted is consistent to the corresponding reinsurance premium and/or reinsurance contract.

Brokerage and acquisition of new health insurance operations are deferred and recorded in the income statement on a straight-line basis according to the average time beneficiaries stay in a plan, as measured by a technical study, as provided for in ANS Normative Resolution 314/12.

Pension plan contributions and life insurance premiums covering survival are recognized in the income statement as they are received. Income from management fees paid by special-purpose investment funds are recognized on the accrual basis at contractual rates.

Income from capitalization bonds is recognized when it is effectively received. Income from expired capitalization plans is recorded after the statute of limitation, under Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs,” are recognized when they are incurred. Technical reserves are recorded when the respective revenues are registered in books.

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Notes to the Consolidated Financial Statements

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, and are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are reflected in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are stated at their fair value. Other investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to Fair value recognized in profit or loss for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to Fair value within shareholders' equity, net of tax, which will be recognized in profit or loss only when effectively disposed; and

•       Held-to-maturity securities - securities intended and for the financial capacity to be held in the portfolio up to maturity. They are recorded at cost, plus earnings recognized in profit or loss for the period.

Securities classified as trading or available-for-sale, as well as derivative financial instruments, are recorded at their estimated fair value in the consolidated statement of financial position. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Classified according to intended use by Management, on the date that the operation was contracted and considering if it was intended for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the Fair value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

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Notes to the Consolidated Financial Statements

•       Cash flow hedge: the effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of taxes, in a specific account under shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in profit or loss.

A breakdown of amounts included in derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified according to their corresponding levels of risk in compliance with: (i) the parameters established by CMN Resolution 2682/99, with nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s level of risk assessment. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the period of late payment defined in CMN Resolution 2682/99 is also considered to rate customer risk as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized up to the 59th day that they are past due. As from the 60th day, they are recognized in deferred income.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are maintained at least at the same level as previously classified. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management assessment to determine credit risk.

Type, values, terms, levels of risk, concentration, economic sector of the activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax losses, social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security.” The income tax rate only applies to tax differences in leasing depreciation.

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Notes to the Consolidated Financial Statements

Tax credits on temporary additions are used and/or reversed against the corresponding provision. Tax credits on income tax and social contribution losses are used when taxable income is generated, under the 30% limit of the taxable profit for the period. Such tax credits are recorded based on current expectations on when the deduction can be used, considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law 11941/09, changes in the criteria to recognize for revenue, costs and expenses included in the net income for the period, enacted by Law 11638/07 and by Articles 37 and 38 of Law 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of tax credits, as well as unrecorded tax credits, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses are represented by use of funds for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to corresponding assets that will generate revenue in subsequent periods are recorded in profit or loss according to the terms and the amount of expected benefits and directly written-off in profit or loss when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Prepaid expenses are shown in details in Note 12b.

j)    Investments

Investments in unconsolidated companies, with significant influence over the investee or with at least 20% of the voting rights, stated under the equity method of accounting.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries and jointly-controlled companies are consolidated, and a list of the main companies can be found in Note 2. A list of the unconsolidated companies, as well as other investments, is shown in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities or used for that purpose, including those transactions which transfer risks, benefits and controls of the assets to the entity.

Premises and equipment are stated at cost, net of the accumulated depreciation, calculated using the straight-line method according to the estimated economic useful life of the asset, as follows: premises - 4% p.a.; furniture and fixtures, machinery and equipment - 10% p.a.; transport systems - 20% p.a.; and data processing systems - 20% to 50% p.a., and adjusted for impairment, where applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

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Notes to the Consolidated Financial Statements

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities or used for that purpose.

Intangible assets comprise:

•       Future profitability/customer portfolio acquired and acquiring the right to provide banking services: is recorded and amortized, as applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted through impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted through impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intention and ability to complete such development, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during its estimated useful life, considering the future economic benefits generated.

Goodwill and other intangible assets, including their changes by class, are broken down in Note 15.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or even significant or extended decline in asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Notes 8d(9), 14 and 15c.

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, on a daily prorated basis.

A breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance covering survival:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to the periods of risk not arising from insurance policies less initial contracting costs, except for health and personal insurance, and includes estimates for risks in effect but not issued (RVNE).

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily prorated basis considering health insurance premiums and recorded by the portion corresponding to the insurance contract risk periods to be elapsed, whose effectiveness has already started;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future contributions, corresponding to assumed obligations;

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-        The provision for future benefits of individual health plan portfolios refers to the coverage of remittances for five years for the dependents of the holder, in case of death of the holder, whose calculation methodology takes into account the discount rate based on the Banks own assessments, the expectation of holders dependents remaining in the plan until their own departure from the group due to their death, and from this moment, the costs related to the dependents remaining in the plan for five years without the corresponding payment of premiums;

-        The reserve for vested benefits relating to the individual health care plan portfolio comprises obligations under the terms of the contract relating to coverage of the health care plan, and premiums for the payment of insurers participating in the Bradesco Saúde – “GBS Plan” insurance, based on the present value of estimated future expenses with health care provided to dependents whose holders already deceased, as provided for in ANS Normative Resolution 75/04, and the discount rate based on Bank’s own study;

-        For Health Insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on monthly run-off triangles, which consider the claims ratio in the last 12 months, is prepared to calculate IBNP claims;

-        For other lines, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims under litigation and  loss of suits costs;

-        The reserve for related expenses (PDR) is recorded to cover estimated expenses relating to claims and benefits;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle and premium refund not yet paid;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared biannually using statistic and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and defined by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other technical reserves are mainly recorded to cover differences between the premiums future adjustments and the ones necessary to the technical balance of healthcare plan individual portfolio, adopting the formula included in the actuarial technical note approved by ANS, and the discount rate based on Bank’s own study.

•       Pension plans and life insurance covering survival:

-        The unrealized risk premiums (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to periods of risks not arising from insurance policies and includes an estimate for risks in effect but not issued (RVNE).

-        The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

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Notes to the Consolidated Financial Statements

-        The mathematical reserve for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), apart from the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refund and portability requested not yet transferred to the recipient;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already benefiting and corresponds to the present value of future obligations related to the payment of ongoing benefits;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared biannually using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and defined by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recorded to cover estimated benefit and claims expenses;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds minimum returns from pension plans that have a financial surplus in the participation clause;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus in the participation clause;

-        The reserve for incurred and not reported (IBNR) events is calculated based on run-off triangles, which consider the historical development of losses reported in the last 20 quarters to set forth a future projection by incurrence period;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims under litigation and loss of suit costs; and

-        Other technical reserves (OTP) comprise the amounts required by Susep Circular Letter 462/13.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated according to the methodology set forth in the actuarial technical notes;

-        The reserve for redemption (PR) is recorded from capitalization bonds overdue or not yet due where early redemption has been requested by the customer. Reserves are adjusted for inflation based on the indexes provided in each plan;

-        The reserve for draws not yet taken place (PSR) and the reserve for draws payable (PSP) are recorded to cover premiums for future draws (not yet taken place) and also for prize money from draws where customers have already been chosen (payable); and

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Notes to the Consolidated Financial Statements

-        The reserve for administrative expense (PDA) is recorded to cover the plan’s expenses with placement and disclosure, brokerage and others, and complies with the methodology established in actuarial technical note.

Technical reserves are shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, and are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution 3823/09 and CVM Resolution 594/09:

•       Contingent assets: these are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring from the end of the reporting period to the date they are authorized to be issued.

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Notes to the Consolidated Financial Statements

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

4)   INFORMATION FOR COMPARISON PURPOSES

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the consolidated financial statements for the period ended December 31, 2013.

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5)   STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a)   Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	690,078,798	93,397,444	156,881,365	3,290	2,118,223	(49,983,407)	892,495,713
Cash and due from banks	13,832,806	2,588,186	113,275	1,013	43,553	(4,382,524)	12,196,309
Interbank investments	131,923,617	3,532,721	-	-	-	-	135,456,338
Securities and derivative financial instruments	155,520,556	11,950,490	145,946,985	2,226	1,450,812	(1,543,569)	313,327,500
Interbank and interdepartmental accounts	56,995,476	-	-	-	-	-	56,995,476
Loan and leasing	244,064,577	74,856,242	-	-	-	(42,812,990)	276,107,829
Other receivables and other assets	87,741,766	469,805	10,821,105	51	623,858	(1,244,324)	98,412,261
Permanent assets	63,928,362	43,360	3,410,113	177	699,357	(52,437,797)	15,643,572
Investments	52,990,296	-	1,260,126	149	17,614	(52,437,797)	1,830,388
Premises and equipment	3,701,802	14,883	899,304	28	51,228	-	4,667,245
Intangible assets	7,236,264	28,477	1,250,683	-	630,515	-	9,145,939
Total on December 31, 2013	754,007,160	93,440,804	160,291,478	3,467	2,817,580	(102,421,204)	908,139,285
Total on September 30, 2013	749,805,148	87,560,741	157,500,866	3,627	2,334,459	(89,510,715)	907,694,126
Total on December 31, 2012	730,709,031	83,360,345	153,702,232	5,365	1,138,306	(89,823,101)	879,092,178

Liabilities
Current and long-term liabilities	675,821,985	66,010,883	143,111,608	1,344	954,902	(49,983,407)	835,917,315
Deposits	192,994,083	29,527,488	-	-	-	(4,458,526)	218,063,045
Federal funds purchased and securities sold under agreements to repurchase	254,532,944	2,266,279	-	-	-	(520,427)	256,278,796
Funds from issuance of securities	47,447,469	11,474,847	-	-	-	(1,268,323)	57,653,993
Interbank and interdepartmental accounts	6,863,538	130	-	-	-	-	6,863,668
Borrowing and onlending	85,560,010	13,091,087	-	-	-	(42,556,245)	56,094,852
Derivative financial instruments	1,683,358	125,142	-	-	-	-	1,808,500
Technical reserves from insurance, pension plans and capitalization bonds	-	-	136,228,035	1,076	-	-	136,229,111
Other liabilities:
- Subordinated debts	26,933,365	8,951,638	-	-	-	-	35,885,003
- Other	59,807,218	574,272	6,883,573	268	954,902	(1,179,886)	67,040,347
Deferred income	671,518	-	-	-	5,215	-	676,733
Non-controlling interests in subsidiaries	6,573,855	27,429,921	17,179,870	2,123	1,857,463	(52,437,797)	605,435
Shareholders’ equity	70,939,802	-	-	-	-	-	70,939,802
Total on December 31, 2013	754,007,160	93,440,804	160,291,478	3,467	2,817,580	(102,421,204)	908,139,285
Total on September 30, 2013	749,805,148	87,560,741	157,500,866	3,627	2,334,459	(89,510,715)	907,694,126
Total on December 31, 2012	730,709,031	83,360,345	153,702,232	5,365	1,138,306	(89,823,101)	879,092,178

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b)   Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations(4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	78,129,175	3,935,996	6,793,150	-	63,832	(761,077)	88,161,076
Expenses from financial intermediation	56,138,984	1,947,892	5,858,966	-	-	(761,116)	63,184,726
Gross income from financial intermediation	21,990,191	1,988,104	934,184	-	63,832	39	24,976,350
Other operating income/expenses	(15,695,659)	(214,254)	5,205,099	(961)	122,086	(39)	(10,583,728)
Operating income	6,294,532	1,773,850	6,139,283	(961)	185,918	-	14,392,622
Non-operating income	(199,990)	11,531	(55,209)	-	1,335	-	(242,333)
Income before taxes and non-controlling interest	6,094,542	1,785,381	6,084,074	(961)	187,253	-	14,150,289
Income tax and social contribution	287,508	(21,585)	(2,253,040)	(412)	(54,284)	-	(2,041,813)
Non-controlling interests in subsidiaries	(7,247)	-	(90,117)	-	(84)	-	(97,448)
Net income for 2013	6,374,803	1,763,796	3,740,917	(1,373)	132,885	-	12,011,028
Net income for 2012	7,525,325	169,585	3,587,122	(481)	99,693	-	11,381,244
Net income for the fourth quarter of 2013	2,012,876	22,382	1,000,604	54	43,284	-	3,079,200
Net income for the third quarter of 2013	1,264,336	883,319	878,234	(60)	38,161	-	3,063,990

(1)  The financial segment is comprised of financial institutions, holding companies—which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Refer to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)   CASH AND CASH EQUIVALENTS

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Cash and due from banks in domestic currency	9,231,834	12,707,782	8,930,306
Cash and due from banks in foreign currency	2,964,379	3,719,201	3,146,597
Investments in gold	96	99	115
Total cash and due from banks	12,196,309	16,427,082	12,077,018
Interbank investments (1)	105,628,613	109,175,372	35,478,051
Total cash and cash equivalents	117,824,922	125,602,454	47,555,069

(1)  Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

150             Report on Economic and Financial Analysis - December 2013

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Notes to the Consolidated Financial Statements

7)   INTERBANK INVESTMENTS

a)   Breakdown and maturity

		R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	6,360,538	133,166	-	-	6,493,704	5,116,331	8,084,545
● National treasury notes	655,621	-	-	-	655,621	1,768,691	7,939,683
● National treasury bills	5,646,227	133,166	-	-	5,779,393	3,322,044	134,680
● Other	58,690	-	-	-	58,690	25,596	10,182
Funded position	106,936,837	6,323,669	-	-	113,260,506	123,815,974	123,820,302
● Financial treasury bills	17,659	-	-	-	17,659	58,097	28,959
● National treasury notes	72,547,841	5,945,058	-	-	78,492,899	49,469,579	75,851,655
● National treasury bills	34,371,337	378,611	-	-	34,749,948	74,288,298	47,939,688
Short position	4,653,930	562,816	-	-	5,216,746	8,164,682	10,641,421
● National treasury bills	4,653,930	562,816	-	-	5,216,746	8,164,682	10,641,421
Subtotal	117,951,305	7,019,651	-	-	124,970,956	137,096,987	142,546,268
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	4,472,122	1,434,713	3,791,614	822,535	10,520,984	7,901,922	9,266,499
● Provision for losses	(1,877)	(3,233)	(30,492)	-	(35,602)	(32,303)	-
Subtotal	4,470,245	1,431,480	3,761,122	822,535	10,485,382	7,869,619	9,266,499
Total on December 31, 2013	122,421,550	8,451,131	3,761,122	822,535	135,456,338
%	90.4	6.2	2.8	0.6	100.0
Total on September 30, 2013	122,082,896	17,058,058	4,895,337	930,315		144,966,606
%	84.2	11.8	3.4	0.6		100.0
Total on December 31, 2012	59,467,741	88,940,044	2,543,044	861,938			151,812,767
%	39.1	58.6	1.7	0.6			100.0

b) Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Income from investments in purchase and sale commitments:
• Own portfolio position	104,490	109,500	560,976	1,274,760
• Funded position	2,654,388	2,450,207	9,130,486	6,401,313
• Short position	437,874	1,680,803	5,607,211	1,154,982
Subtotal	3,196,752	4,240,510	15,298,673	8,831,055
Income from interest-earning deposits in other banks	132,681	87,379	477,027	1,173,307
Total (Note 8h)	3,329,433	4,327,889	15,775,700	10,004,362

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Notes to the Consolidated Financial Statements

8)   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	2013								2012

Financial

		Insurance/ capitalization bonds	Pension plans	Other activities	December 31%		September 30%		December 31%
Trading securities (5)	52,961,036	3,423,833	47,661,762	800,370	104,847,001	43.2	117,207,768	49.3	131,358,323	54.8
- Government securities	27,205,185	847,394	7,204	525,186	28,584,969	11.8	23,000,965	9.7	44,144,117	18.4
- Corporate securities	23,255,526	2,576,439	709,360	275,184	26,816,509	11.1	42,535,269	17.9	43,316,208	18.1
- Derivative financial instruments (1)	2,500,325	-	-	-	2,500,325	1.0	3,308,363	1.4	3,156,065	1.3
- PGBL/VGBL restricted bonds	-	-	46,945,198	-	46,945,198	19.3	48,363,171	20.3	40,741,933	17.0
Available-for-sale securities (4) (5)	95,533,540	10,256,818	9,120,855	25,734	114,936,947	47.3	116,698,755	49.1	104,394,459	43.5
- Government securities	57,271,218	8,468,450	7,876,895	2,639	73,619,202	30.3	93,967,702	39.5	83,697,013	34.9
- Corporate securities	38,262,322	1,788,368	1,243,960	23,095	41,317,745	17.0	22,731,053	9.6	20,697,446	8.6
Held-to-maturity securities (4)	43,917	3,984,406	19,047,029	-	23,075,352	9.5	3,857,668	1.6	3,983,094	1.7
- Government securities	43,917	3,984,406	19,047,029	-	23,075,352	9.5	3,857,668	1.6	3,983,094	1.7
Subtotal	148,538,493	17,665,057	75,829,646	826,104	242,859,300	100.0	237,764,191	100.0	239,735,876	100.0
Purchase and sale commitments (2)	18,008,047	3,589,087	48,831,444	39,622	70,468,200		75,915,102		75,751,189
Overall total	166,546,540	21,254,144	124,661,090	865,726	313,327,500		313,679,293		315,487,065
- Government securities	84,520,320	13,300,250	26,931,128	527,825	125,279,523	51.6	120,826,335	50.9	131,824,224	55.0
- Corporate securities	64,018,173	4,364,807	1,953,320	298,279	70,634,579	29.1	68,574,685	28.8	67,169,719	28.0
- PGBL/VGBL restricted bonds	-	-	46,945,198	-	46,945,198	19.3	48,363,171	20.3	40,741,933	17.0
Subtotal	148,538,493	17,665,057	75,829,646	826,104	242,859,300	100.0	237,764,191	100.0	239,735,876	100.0
Purchase and sale commitments (2)	18,008,047	3,589,087	48,831,444	39,622	70,468,200		75,915,102		75,751,189
Overall total	166,546,540	21,254,144	124,661,090	865,726	313,327,500		313,679,293		315,487,065

152             Report on Economic and Financial Analysis - December 2013

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Notes to the Consolidated Financial Statements

b)   Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2013									2012
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
Government securities	2,466,925	1,636,227	5,236,995	115,939,376	125,279,523	127,323,122	(2,043,599)	120,826,335	(3,679,142)	131,824,224	10,107,423
Financial treasury bills	113,278	222,930	1,237,333	5,362,952	6,936,493	6,933,126	3,367	7,057,077	9,189	7,205,831	8,043
National treasury bills	1,285,869	1,413,297	2,526,502	20,059,033	25,284,701	26,325,552	(1,040,851)	23,337,049	(943,956)	44,720,499	502,987
National treasury notes	1,051,988	-	1,470,140	90,347,729	92,869,857	93,911,380	(1,041,523)	89,875,405	(2,779,003)	79,013,862	9,499,671
Brazilian foreign debt notes	1,597	-	2,952	103,955	108,504	96,441	12,063	161,871	8,286	746,578	76,363
Privatization currencies	-	-	-	65,509	65,509	54,322	11,187	66,741	11,486	73,917	12,433
Other	14,193	-	68	198	14,459	2,301	12,158	328,192	14,856	63,537	7,926
Corporate securities	14,050,999	3,284,778	4,160,755	49,138,047	70,634,579	71,316,479	(681,900)	68,574,685	(925,802)	67,169,719	1,090,725
Bank deposit certificates	232,453	454,420	121,511	100,862	909,246	909,246	-	1,142,279	-	1,635,130	-
Shares	5,576,451	-	-	-	5,576,451	5,474,306	102,145	4,168,851	(822,093)	6,007,310	(321,175)
Debentures	33,065	1,225,577	3,035,845	28,844,137	33,138,624	33,223,707	(85,083)	32,891,366	(102,688)	31,281,665	(47,061)
Promissory notes	331,153	596,194	-	-	927,347	931,672	(4,325)	901,859	(2,633)	468,425	(1,512)
Foreign corporate securities	158,025	516	16,379	8,905,674	9,080,594	9,350,343	(269,749)	8,707,922	(311,588)	8,523,931	476,451
Derivative financial instruments (1)	1,243,039	275,341	230,434	751,511	2,500,325	2,666,176	(165,851)	3,308,363	260,361	3,156,065	444,495
Other	6,476,813	732,730	756,586	10,535,863	18,501,992	18,761,029	(259,037)	17,454,045	52,839	16,097,193	539,527
PGBL/VGBL restricted bonds	4,762,771	3,873,443	12,863,444	25,445,540	46,945,198	46,945,198	-	48,363,171	-	40,741,933	-
Subtotal	21,280,695	8,794,448	22,261,194	190,522,963	242,859,300	245,584,799	(2,725,499)	237,764,191	(4,604,944)	239,735,876	11,198,148
Purchase and sale commitments (2)	70,468,200	-	-	-	70,468,200	70,468,200	-	75,915,102	-	75,751,189	-

Hedge - cash flow (Note 8g)

	-	-	-	-	-	-	154,729	-	(48,089)	-	(130,118)

Securities reclassified to the “Held-to-Maturity Securities” category (4)

	-	-	-	-	-	-	479,358	-	-	-	-

Overall total

	91,748,895	8,794,448	22,261,194	190,522,963	313,327,500	316,052,999	(2,091,412)	313,679,293	(4,653,033)	315,487,065	11,068,030

Bradesco 153

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Notes to the Consolidated Financial Statements

c)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2013									2012
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/ book value (6) (7) (8)	Mark-to-market	Fair/ book value (6) (7) (8)	Mark-to-market
- Financial (5)	9,011,367	3,577,269	7,435,585	32,936,815	52,961,036	53,302,972	(341,936)	63,392,756	25,354	86,023,367	1,154,567
National treasury bills	1,215,896	1,294,001	2,511,104	1,006,095	6,027,096	6,038,596	(11,500)	4,383,038	(8,832)	15,515,482	57,128
Financial treasury bills	105,390	72,512	712,089	4,132,793	5,022,784	5,019,706	3,078	4,802,918	9,027	5,302,414	7,752
Bank deposit certificates	126,034	434,100	17,216	8,673	586,023	586,023	-	834,280	-	957,681	-
Derivative financial instruments (1)	1,243,039	275,341	230,434	751,511	2,500,325	2,666,176	(165,851)	3,308,363	260,361	3,156,065	444,495
Debentures	27,244	848,804	2,785,178	9,463,348	13,124,574	13,163,022	(38,448)	28,602,810	(113,656)	30,306,008	(79,048)
Promissory notes	331,153	168,788	-	-	499,941	501,910	(1,969)	901,859	(2,633)	456,269	(1,512)
National treasury notes	1,020,751	-	835,761	14,298,540	16,155,052	16,268,124	(113,072)	11,581,411	(103,953)	21,740,503	665,673
Other	4,941,860	483,723	343,803	3,275,855	9,045,241	9,059,415	(14,174)	8,978,077	(14,960)	8,588,945	60,079
- Insurance companies and capitalization bonds	1,082,359	218,617	760,539	1,362,318	3,423,833	3,422,212	1,621	3,989,538	7,521	3,738,476	-
Financial treasury bills	7,888	2,382	304,516	521,116	835,902	835,902	-	1,398,486	-	1,232,751	-
National treasury bills	-	-	-	9,435	9,435	9,435	-	15,083	-	12,815	-
Bank deposit certificates	7,016	3,883	102,859	14,122	127,880	127,880	-	127,510	-	133,582	-
National treasury notes	-	-	414	1,644	2,058	2,058	-	15,844	-	40,682	-
Debentures	18	100	4,966	119,891	124,975	124,975	-	127,881	-	141,775	-
Other	1,067,437	212,252	347,784	696,110	2,323,583	2,321,962	1,621	2,304,734	7,521	2,176,871	-
- Pension plans	5,391,155	3,876,273	12,867,819	25,526,515	47,661,762	47,661,762	-	49,103,288	-	41,284,314	1,870
PGBL/VGBL restricted bonds	4,762,771	3,873,443	12,863,444	25,445,540	46,945,198	46,945,198	-	48,363,171	-	40,741,933	-
Other	628,384	2,830	4,375	80,975	716,564	716,564	-	740,117	-	542,381	1,870
- Other activities	150,991	46,917	165,019	437,443	800,370	800,370	-	722,186	-	312,166	-
Financial treasury bills	-	19,481	106,983	341,575	468,039	468,039	-	378,345	-	205,331	-
Bank deposit certificates	23,280	16,437	1,436	192	41,345	41,345	-	39,282	-	18,192	-
National treasury bills	-	123	12,540	13,246	25,909	25,909	-	102,347	-	13,157	-

154             Report on Economic and Financial Analysis - December 2013

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Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2013									2012
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/ book value (6) (7) (8)	Mark-to-market	Fair/ book value (6) (7) (8)	Mark-to-market
Debentures	5,432	433	1,846	49,270	56,981	56,981	-	46,197	-	17,387	-
Other	122,279	10,443	42,214	33,160	208,096	208,096	-	156,015	-	58,099	-
Subtotal	15,635,872	7,719,076	21,228,962	60,263,091	104,847,001	105,187,316	(340,315)	117,207,768	32,875	131,358,323	1,156,437
Purchase and sale commitments (2)	70,101,182	-	-	-	70,101,182	70,101,182	-	75,645,418	-	75,150,363	-
Financial/other	18,047,669	-	-	-	18,047,669	18,047,669	-	29,720,505	-	29,509,775	-
Insurance companies and capitalization bonds	3,224,562	-	-	-	3,224,562	3,224,562	-	3,673,639	-	3,145,613	-
Pension plans	48,828,951	-	-	-	48,828,951	48,828,951	-	42,251,274	-	42,494,975	-
- PGBL/VGBL	46,498,162	-	-	-	46,498,162	46,498,162	-	40,375,123	-	42,222,264	-
- Funds	2,330,789	-	-	-	2,330,789	2,330,789	-	1,876,151	-	272,711	-
Overall total	85,737,054	7,719,076	21,228,962	60,263,091	174,948,183	175,288,498	(340,315)	192,853,186	32,875	206,508,686	1,156,437
Derivative financial instruments (liabilities)	(460,186)	(429,720)	(191,962)	(726,632)	(1,808,500)	(1,613,495)	(195,005)	(3,237,735)	(566,548)	(4,001,255)	(637,582)

Bradesco     155

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (9)	R$ thousand
	2013									2012
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/ book value (6) (7) (8)	Mark-to-market	Fair/ book value (6) (7) (8)	Mark-to-market
- Financial (5)	2,825,896	989,073	340,527	91,378,044	95,533,540	97,320,545	(1,787,005)	76,691,110	(4,177,252)	57,879,064	2,252,700
National treasury bills	69,974	119,173	2,859	19,030,258	19,222,264	20,251,612	(1,029,348)	18,836,581	(935,122)	29,179,045	445,858
Brazilian foreign debt securities	1,597	-	2,952	60,038	64,587	52,524	12,063	121,261	8,285	423,060	76,363
Foreign corporate securities	158,025	516	16,379	8,905,064	9,079,984	9,349,730	(269,746)	8,697,831	(311,592)	8,473,136	476,503
National treasury notes (Note 8h)	-	-	-	37,494,680	37,494,680	37,837,781	(343,101)	37,762,992	(2,832,685)	10,696,375	553,759
Financial treasury bills	-	85,379	84,329	240,283	409,991	409,756	235	407,221	90	382,795	184
Bank deposit certificates	70,755	-	-	77,875	148,630	148,630	-	135,490	-	523,261	-
Debentures	-	330,287	211,155	19,059,048	19,600,490	19,674,678	(74,188)	3,886,367	(19,023)	563,813	-
Shares	2,510,801	-	-	-	2,510,801	2,393,973	116,828	793,329	(187,859)	1,268,485	99,890
Other	14,744	453,718	22,853	6,510,798	7,002,113	7,201,861	(199,748)	6,050,038	100,654	6,369,094	600,143
- Insurance companies and capitalization bonds (4)	1,681,105	36,108	660,998	7,878,607	10,256,818	11,004,494	(747,676)	14,262,623	(1,566,855)	16,698,112	1,418,487
National treasury notes (Note 8h)	-	-	633,963	7,701,403	8,335,366	9,075,734	(740,368)	12,683,853	(1,416,805)	14,929,544	1,550,435
Shares	1,671,122	-	-	-	1,671,122	1,673,010	(1,888)	1,459,079	(151,208)	1,613,195	(114,044)
Debentures	-	35,359	19,265	47,375	101,999	86,356	15,643	100,896	17,473	118,339	18,672
Other	9,983	749	7,770	129,829	148,331	169,394	(21,063)	18,795	(16,315)	37,034	(36,576)
- Pension plans (4)	1,127,087	50,191	27,534	7,916,043	9,120,855	8,976,336	144,519	25,734,403	1,101,404	29,748,214	6,365,630
Shares	1,113,701	-	-	-	1,113,701	1,131,957	(18,256)	1,521,974	(482,139)	1,613,839	(373,754)
National treasury notes (Note 8h)	-	-	-	7,820,026	7,820,026	7,665,007	155,019	24,014,245	1,574,438	27,919,779	6,727,932
Debentures	-	10,594	10,262	96,017	116,873	104,963	11,910	127,215	12,517	134,343	13,315
Other	13,386	39,597	17,272	-	70,255	74,409	(4,154)	70,969	(3,412)	80,253	(1,863)
- Other activities	10,735	-	3,173	11,826	25,734	20,756	4,978	10,619	4,884	69,069	4,894
Bank deposit certificates	5,368	-	-	-	5,368	5,368	-	5,717	-	2,414	-
Other	5,367	-	3,173	11,826	20,366	15,388	4,978	4,902	4,884	66,655	4,894
Subtotal	5,644,823	1,075,372	1,032,232	107,184,520	114,936,947	117,322,131	(2,385,184)	116,698,755	(4,637,819)	104,394,459	10,041,711

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Notes to the Consolidated Financial Statements

Securities (3) (9)	R$ thousand
	2013									2012
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/ book value (6) (7) (8)	Mark-to-market	Fair/ book value (6) (7) (8)	Mark-to-market
Purchase and sale commitments (2)	367,018	-	-	-	367,018	367,018	-	269,684	-	600,826	-
Insurance companies and capitalization bonds	364,525	-	-	-	364,525	364,525	-	74,157	-	361,081	-
Pension plans	2,493	-	-	-	2,493	2,493	-	195,527	-	239,745	-
Subtotal	6,011,841	1,075,372	1,032,232	107,184,520	115,303,965	117,689,149	(2,385,184)	116,968,439	(4,637,819)	104,995,285	10,041,711
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	154,729	-	(48,089)	-	(130,118)
Securities reclassified under “Held-to-maturity” category (4)	-	-	-	-	-	-	479,358	-	-	-	-
Overall total	6,011,841	1,075,372	1,032,232	107,184,520	115,303,965	117,689,149	(1,751,097)	116,968,439	(4,685,908)	104,995,285	9,911,593

III)           Held-to-maturity securities

Securities (3)	R$ thousand
	2013						2012
	December 31					September 30	December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (6) (7)	Original amortized cost (6) (7)	Original amortized cost (6) (7)
Financial	-	-	-	43,917	43,917	40,610	323,518
Brazilian foreign debt notes	-	-	-	43,917	43,917	40,610	323,518
Insurance companies and capitalization bonds	-	-	-	3,984,406	3,984,406	-	-
National treasury notes	-	-	-	3,984,406	3,984,406	-	-
Pension plans	-	-	-	19,047,029	19,047,029	3,817,058	3,659,576
National treasury notes	-	-	-	19,047,029	19,047,029	3,817,058	3,659,576
Overall total (4)	-	-	-	23,075,352	23,075,352	3,857,668	3,983,094

Bradesco     157

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Notes to the Consolidated Financial Statements

d)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)	Total on December 31 (3) (6) (7) (8)
Own portfolio	88,148,452	7,023,994	19,453,004	113,739,528	228,364,978	233,130,397	232,634,160
Fixed income securities	82,572,001	7,023,994	19,453,004	113,739,528	222,788,527	228,961,546	226,626,850
● Financial treasury bills	104,498	134,208	1,004,190	3,052,276	4,295,172	4,780,993	5,203,517
● National treasury notes	32,279	-	638,814	38,559,399	39,230,492	40,540,404	48,755,775
● Brazilian foreign debt securities	1,597	-	2,952	99,595	104,144	148,132	329,874
● Bank deposit certificates	232,453	454,420	121,511	100,862	909,246	1,142,279	1,635,130
● National treasury bills	515	6,906	1,016,388	555,020	1,578,829	376,914	1,660,711
● Foreign corporate securities	115,205	516	16,379	6,555,825	6,687,925	6,492,774	4,637,901
● Debentures	32,694	1,225,577	3,032,672	28,834,950	33,125,893	32,891,366	31,281,665
● Purchase and sale commitments (2)	70,468,200	-	-	-	70,468,200	75,915,102	75,751,189
● PGBL/VGBL restricted bonds	4,762,771	3,873,443	12,863,444	25,445,540	46,945,198	48,363,171	40,741,933
● Other	6,821,789	1,328,924	756,654	10,536,061	19,443,428	18,310,411	16,629,155
Equity securities	5,576,451	-	-	-	5,576,451	4,168,851	6,007,310
● Shares of listed companies (technical reserve)	1,442,482	-	-	-	1,442,482	1,720,257	1,879,925
● Shares of listed companies (other)	4,133,969	-	-	-	4,133,969	2,448,594	4,127,385
Restricted securities	2,357,404	1,495,113	2,577,756	75,730,772	82,161,045	76,623,289	77,225,390
Repurchase agreements	2,357,404	1,410,335	2,354,426	69,459,157	75,581,322	70,738,737	59,926,900
● National treasury bills	1,285,354	1,406,391	1,510,114	15,154,055	19,355,914	18,884,897	31,918,884
● Brazilian foreign debt securities	-	-	-	4,360	4,360	13,739	416,704
● Financial treasury bills	8,780	3,944	9,813	170,756	193,293	518,907	226,370
● National treasury notes	1,020,079	-	831,326	51,770,950	53,622,355	48,732,347	23,478,912
● Foreign corporate securities	42,820	-	-	2,349,849	2,392,669	2,215,148	3,886,030
● Debentures	371	-	3,173	9,187	12,731	-	-
● Promissory notes	-	-	-	-	-	373,699	-
Brazilian Central Bank	-	-	-	-	-	-	6,694,352
• National treasury bills	-	-	-	-	-	-	6,458,985

   158   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)	Total on December 31 (3) (6) (7) (8)
• National treasury notes	-	-	-	-	-	-	235,367
Privatization currencies	-	-	-	65,509	65,509	66,741	73,917
Guarantees provided	-	84,778	223,330	6,206,106	6,514,214	5,817,811	10,530,221
• National treasury bills	-	-	-	4,048,806	4,048,806	3,457,994	2,210,469
• Financial treasury bills	-	84,778	223,330	2,139,920	2,448,028	1,757,177	1,775,944
• National treasury notes	-	-	-	17,380	17,380	602,640	6,543,808
Derivative financial instruments (1)	1,243,039	275,341	230,434	751,511	2,500,325	3,308,363	3,156,065
Securities subject to unrestricted repurchase agreements	-	-	-	301,152	301,152	617,244	2,471,450
• National treasury bills	-	-	-	301,152	301,152	617,244	2,471,450
Overall total	91,748,895	8,794,448	22,261,194	190,522,963	313,327,500	313,679,293	315,487,065
%	29.3	2.8	7.1	60.8	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter 3068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category Trading Securities;

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and maintaining the fund category classification;

(4)  In compliance with Article 8 of Bacen Circular Letter 3068/01, Bradesco declares that it has financial capacity and intention to maintain held-to-maturity securities up to their maturity dates. This financial capacity is proven in Note 32a, which presents the maturity of asset and liability operations. On December 31, 2013, a total of R$19,121,109 thousand was reclassified from “Available-for-sale securities” to “Held-to-maturity securities,” given that the Insurance Group made the reclassification because of the change in Management's intention. The mark-to-market accounting of these securities, totaling R$479,358 thousand, was maintained under Shareholders’ Equity and will be recognized in income statement for the remaining term of securities, pursuant to Bacen Circular Letter 3068/01;

(5)  On December 31, 2013, the amount of R$13,811,260 thousand was reclassified from “Held-for-trading securities” to “Available-for-sale securities;”

(6)  The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(7)  This column reflects book value after mark-to-market accounting in accordance with item (7), except for held-to-maturity instruments, whose fair value is higher than the original amortized cost for the amount of R$1,476,686 thousand (R$1,753,311 thousand on September 30, 2013 and R$2,618,956 thousand on December 31, 2012);

(8)  The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas; and

(9)  In the year ended December 31, 2013, impairment losses totaling R$682,143 thousand (R$889,980 thousand in 2012) were recorded under “Equity securities,” while R$682,143 thousand in the fourth quarter of 2013 was recorded under “Available-for-sale securities.”

Bradesco     159

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Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

   160   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	R$ thousand
	2013				2012
	December 31		September 30		December 31
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	102,450,944		145,560,495		114,745,188
- Interbank market	77,678,933	-	136,868,520	-	110,914,535	-
- Foreign currency	24,688,862	-	8,615,349	-	3,804,690	-
- Other	83,149	-	76,626	-	25,963	-
Sale commitments:	205,152,305		287,122,209		455,458,080
- Interbank market (1)	167,713,938	90,035,005	251,479,293	114,610,773	423,475,620	312,561,085
- Foreign currency (2)	37,322,798	12,633,936	35,526,825	26,911,476	30,645,872	26,841,182
- Other	115,569	32,420	116,091	39,465	1,336,588	1,310,625

Option contracts
Purchase commitments:	182,208,560		186,569,850		60,592,930
- Interbank market	180,559,992	-	184,029,021	-	59,360,715	-
- Foreign currency	1,211,870	-	1,985,187	-	536,505	189,465
- Other	436,698	-	555,642	220,557	695,710	32,740
Sale commitments:	208,517,757		201,396,028		78,498,249
- Interbank market	204,047,525	23,487,533	198,260,255	14,231,234	77,488,239	18,127,524
- Foreign currency	2,902,599	1,690,729	2,800,688	815,501	347,040	-
- Other	1,567,633	1,130,935	335,085	-	662,970	-

Forward contracts
Purchase commitments:	9,401,277		15,107,686		20,477,458
- Foreign currency	9,185,195	992,561	14,388,071	6,085,234	20,068,292	11,753,943
- Other	216,082	-	719,615	-	409,166	-
Sale commitments:	8,414,453		9,307,402		9,710,879
- Foreign currency	8,192,634	-	8,302,837	-	8,314,349	-
- Other	221,819	5,737	1,004,565	284,950	1,396,530	987,364

Swap contracts
Assets (long position):	63,057,229		62,720,276		36,165,256
- Interbank market	11,176,803	-	10,774,736	667,087	8,072,878	-
- Fixed rate	6,103,311	3,070,691	4,548,907	1,380,945	3,948,925	2,345,178
- Foreign currency (3)	25,131,705	-	24,814,187	-	21,030,812	-
- General Price Index - Market (IGP-M)	1,419,321	-	1,308,023	-	965,220	-
- Other	19,226,089	-	21,274,423	-	2,147,421	-
Liabilities (short position):	62,358,925		62,623,437		36,474,330
- Interbank market	12,218,027	1,041,224	10,107,649	-	8,323,993	251,115
- Fixed rate	3,032,620	-	3,167,962	-	1,603,747	-
- Foreign currency (3)	25,412,799	281,094	25,227,009	412,822	21,527,465	496,653
- IGP-M	2,373,388	954,067	2,369,528	1,061,505	2,556,053	1,590,833
- Other	19,322,091	96,002	21,751,289	476,866	2,463,072	315,651

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, for the amount of R$23,464,746 thousand (R$21,603,443 thousand on September 30, 2013 and R$18,233,881 thousand on December 31, 2012) (Note 8g);

(2)  Includes specific hedges to protect foreign investments totaling R$27,558,985 thousand (R$26,289,036 thousand on September 30, 2013 and R$22,497,383 thousand on December 31, 2012); and

(3)  Includes credit derivative operations (Note 8f).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution 3263/05.

Bradesco     161

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	R$ thousand
	2013						2012
	December 31			September 30			December 31
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair Value
Adjustment receivables - swaps	2,005,499	(182,985)	1,822,514	1,222,623	253,531	1,476,154	592,593	352,551	945,144
Receivable forward purchases	504,580	-	504,580	854,312	-	854,312	578,808	-	578,808
Receivable forward sales	25,405	-	25,405	817,905	-	817,905	1,476,409	406	1,476,815
Premiums on exercisable options	130,692	17,134	147,826	153,162	6,830	159,992	63,760	91,538	155,298
Total assets	2,666,176	(165,851)	2,500,325	3,048,002	260,361	3,308,363	2,711,570	444,495	3,156,065
Adjustment payables - swaps	(931,948)	(192,262)	(1,124,210)	(830,172)	(549,067)	(1,379,239)	(678,947)	(575,272)	(1,254,219)
Payable forward purchases	(113,582)	-	(113,582)	(686,504)	-	(686,504)	(532,724)	-	(532,724)
Payable forward sales	(348,676)	-	(348,676)	(933,726)	-	(933,726)	(2,076,903)	(637)	(2,077,540)
Premiums on written options	(219,289)	(2,743)	(222,032)	(220,785)	(17,481)	(238,266)	(75,099)	(61,673)	(136,772)
Total liabilities	(1,613,495)	(195,005)	(1,808,500)	(2,671,187)	(566,548)	(3,237,735)	(3,363,673)	(637,582)	(4,001,255)

III) Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2013						2012
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31	Total on September 30	Total on December 31
Futures contracts	178,900,736	22,393,647	20,859,044	85,449,822	307,603,249	432,682,704	570,203,268
Option contracts	373,219,263	1,063,939	16,056,665	386,450	390,726,317	387,965,878	139,091,179
Forward contracts	9,346,185	4,252,674	2,721,529	1,495,342	17,815,730	24,415,088	30,188,337
Swap contracts	20,368,340	21,543,843	4,338,828	14,983,704	61,234,715	61,244,122	35,220,112
Total on December 31, 2013	581,834,524	49,254,103	43,976,066	102,315,318	777,380,011
Total on September 30, 2013	102,871,771	575,117,239	108,281,728	120,037,054		906,307,792
Total on December 31, 2012	389,571,910	81,402,292	49,649,993	254,078,701			774,702,896

   162   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

IV) Types of margin offered for guarantee for derivative financial instruments, mainly futures contracts

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Government securities
National treasury notes	-	572,424	6,536,479
Financial treasury bills	6,128	5,999	45,041
National treasury bills	3,004,368	2,316,774	-
Total	3,010,496	2,895,197	6,581,520

V)  Revenues and expenses, net

		R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Swap contracts	736,184	(882,053)	449,808	(727,694)
Forward contracts	148,429	532,263	968,204	96,222
Option contracts	(33,112)	26,802	(273,434)	61,208
Futures contracts	(1,514,323)	228,066	(3,718,769)	(2,401,893)
Foreign exchange variation of investments abroad	260,134	27,872	500,614	316,568
Total	(402,688)	(67,050)	(2,073,577)	(2,655,589)

VI) Total value of derivative financial instruments, by trading location and counterparties

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Cetip (over-the-counter)	63,077,486	63,502,069	43,729,867
BM&FBOVESPA (stock exchange)	672,268,697	806,538,208	695,922,309
Abroad (over-the-counter) (1)	19,035,793	23,954,215	23,167,873
Abroad (stock exchange) (1)	22,998,035	12,313,300	11,882,847
Total	777,380,011	906,307,792	774,702,896

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

A total of 95.0% of counterparties are corporate entities and 5.0% are financial institutions on December 31, 2013.

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Notes to the Consolidated Financial Statements

f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

Bradesco carried out operations involving credit derivatives to better manage its risk exposure and its assets. As at December 31, 2013, it did not have credit derivative agreements.

g)   Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to floating interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2013		2012
	December 31	September 30	December 31
DI Future with maturity between 2014 and 2017	23,464,746	21,603,443	18,233,881
Funding indexed to CDI	23,539,454	21,540,722	17,398,534
Mark-to-market adjustment recorded in shareholders’ equity (1)	154,729	(48,089)	(130,118)
Ineffective fair value recorded in profit or loss	64	-	(1,033)

(1)  The adjustment in shareholders’ equity is R$92,837 thousand, net of taxes (R$(28,853) thousand on September 30, 2013 and R$(78,071) thousand on December 31, 2012).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter 3082/02.

h)   Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

		R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Fixed income securities (1)	192,303	3,217,950	9,088,575	19,740,604
Interbank investments (Note 7b)	3,329,433	4,327,889	15,775,700	10,004,362
Equity securities	(108,152)	(3,500)	(86,187)	(57,772)
Subtotal	3,413,584	7,542,339	24,778,088	29,687,194
Income from insurance, pension plans and capitalization bonds (1)	422,900	2,624,719	6,794,002	13,524,251
Income from derivative financial instruments (Note 8e V)	(402,688)	(67,050)	(2,073,577)	(2,655,589)
Total (1)	3,433,796	10,100,008	29,498,513	40,555,856

(1)  The fourth quarter of 2013 and December 31, 2013 YTD include the adjustment of rates to market value totaling R$6,117,649 thousand, of which R$3,822,055 thousand is recorded under “Fixed-income securities” and R$2,295,594 thousand under “Financial income from insurance, pension plans and capitalization bonds.”

   164   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

9)   INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	2013		2012
		December 31	September 30	December 31
Reserve requirement – demand deposits	not remunerated	7,557,232	7,309,622	7,890,857
Reserve requirement – savings deposits	savings index	16,098,012	15,264,221	13,741,787
Reserve requirement – time deposits	Selic rate	12,139,084	9,173,472	9,257,923
Collection of funds from rural loan (1)	not remunerated	-	-	536
Additional reserve requirement	Selic rate	19,586,661	17,725,360	17,061,314
• Savings deposits		8,049,006	7,625,238	6,870,893
• Time deposits		11,537,655	10,100,122	10,190,421
Reserve requirement - National Housing System (SFH)	TR + interest rate	586,932	579,879	560,944
Funds from rural loan	not remunerated	-	578	578
Total (2)		55,967,921	50,053,132	48,513,939

(1)  Pursuant to Bacen Circular Letter 3460/09, the banks must collect funds from rural loan (on demand deposits) not lent as of August 2010, for return in August 2013; and

(2)  For further information regarding new rules on reserve requirement, see Note 35c.

b)   Revenue from reserve requirement

		R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Reserve requirement – Bacen	933,357	828,243	3,110,892	3,808,242
Reserve requirement – SFH	7,843	6,773	27,874	27,092
Total	941,200	835,016	3,138,766	3,835,334

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Notes to the Consolidated Financial Statements

10)    LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2013				2012
							Total on December 31 (A)	% (6)	Total on September 30 (A)	% (6)	Total on December 31 (A)	% (6)
Discounted trade receivables and loans (1)	21,281,303	14,289,875	9,916,671	18,950,045	22,956,906	54,536,412	141,931,212	38.1	137,015,513	38.3	127,417,767	38.4
Financing	4,370,800	4,301,193	3,677,859	8,951,806	14,681,238	72,833,569	108,816,465	29.2	104,952,821	29.4	95,297,471	28.6
Agricultural and agribusiness financing	540,859	725,352	471,546	2,241,898	7,210,259	8,522,374	19,712,288	5.3	18,575,189	5.2	16,386,137	4.9
Subtotal	26,192,962	19,316,420	14,066,076	30,143,749	44,848,403	135,892,355	270,459,965	72.6	260,543,523	72.9	239,101,375	71.9
Leasing	315,351	287,741	238,155	697,707	1,115,790	2,554,731	5,209,475	1.4	5,511,023	1.5	7,005,968	2.1
Advances on foreign exchange contracts (2)	655,060	845,228	711,437	1,998,191	1,534,873	7,633	5,752,422	1.5	6,226,447	1.7	6,329,097	1.9
Subtotal	27,163,373	20,449,389	15,015,668	32,839,647	47,499,066	138,454,719	281,421,862	75.5	272,280,993	76.1	252,436,440	75.9
Other receivables (3)	6,887,302	4,713,981	1,619,701	3,129,956	2,624,347	1,607,923	20,583,210	5.5	18,419,552	5.1	16,591,429	5.0
Total loans	34,050,675	25,163,370	16,635,369	35,969,603	50,123,413	140,062,642	302,005,072	81.0	290,700,545	81.2	269,027,869	80.9
Sureties and guarantees (4)	2,396,298	1,401,058	1,008,748	4,351,034	6,554,823	51,874,283	67,586,244	18.1	65,348,398	18.2	59,910,683	18.0
Loan assignment (5)	7,332	6,473	5,527	9,863	1,061	6,887	37,143	-	63,402	-	202,575	0.1
Loan assignment – real estate receivables certificate	64,367	64,363	64,360	185,230	276,438	914,759	1,569,517	0.4	833,131	0.2	379,493	0.1
Co-obligation in rural loan assignment (4)	-	-	-	-	-	108,146	108,146	-	119,569	-	118,676	-
Loans available for import (4)	113,644	202,281	37,178	305,432	68,652	8,318	735,505	0.2	690,513	0.2	1,609,758	0.5
Confirmed export loans (4)	4,965	3,241	1,492	46,234	3,341	207	59,480	-	60,616	-	19,401	-
Acquisition of credit card receivables	269,543	120,211	85,630	222,807	252,288	61,000	1,011,479	0.3	870,706	0.2	1,454,303	0.4
Overall total on December 31, 2013	36,906,824	26,960,997	17,838,304	41,090,203	57,280,016	193,036,242	373,112,586	100.0
Overall total on September 30, 2013	35,298,575	24,580,442	17,763,368	39,154,900	51,575,692	190,313,903			358,686,880	100.0
Overall total on December 31, 2012	33,763,989	25,030,007	16,559,728	38,914,489	50,494,594	167,959,951					332,722,758	100.0

   166   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2013				2012
						Total on December 31 (B)	% (6)	Total on September 30 (B)	% (6)	Total on December 31 (B)	% (6)
Discounted trade receivables and loans (1)	1,007,088	908,105	825,572	1,722,151	2,527,784	6,990,700	85.8	7,041,266	85.1	7,148,973	83.0
Financing	206,914	167,464	103,228	195,039	163,701	836,346	10.3	898,213	10.8	1,038,645	12.1
Agricultural and agribusiness financing	20,869	12,849	30,180	24,573	18,466	106,937	1.3	105,635	1.3	100,714	1.2
Subtotal	1,234,871	1,088,418	958,980	1,941,763	2,709,951	7,933,983	97.4	8,045,114	97.2	8,288,332	96.3
Leasing	28,311	23,388	15,162	27,230	23,535	117,626	1.4	134,083	1.6	226,771	2.6
Advances on foreign exchange contracts (2)	3,403	8,293	173	405	-	12,274	0.2	12,314	0.1	18,758	0.2
Subtotal	1,266,585	1,120,099	974,315	1,969,398	2,733,486	8,063,883	99.0	8,191,511	98.9	8,533,861	99.1
Other receivables (3)	4,498	10,589	6,776	3,834	53,522	79,219	1.0	94,478	1.1	78,498	0.9
Overall total on December 31, 2013	1,271,083	1,130,688	981,091	1,973,232	2,787,008	8,143,102	100.0
Overall total on September 30, 2013	1,298,681	1,162,401	1,003,750	1,989,062	2,832,095			8,285,989	100.0
Overall total on December 31, 2012	1,305,743	1,243,176	1,034,179	2,056,276	2,972,985					8,612,359	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2013				2012
							Total on December 31 (C)	% (6)	Total on September 30 (C)	% (6)	Total on December 31 (C)	% (6)
Discounted trade receivables and loans (1)	550,344	521,313	428,434	1,020,545	1,593,707	3,847,791	7,962,134	61.7	7,766,335	61.4	7,293,936	54.8
Financing	202,539	202,195	186,363	530,900	911,436	2,345,488	4,378,921	33.9	4,324,613	34.1	5,025,088	37.7
Agricultural and agribusiness financing	1,333	507	398	5,568	25,727	147,333	180,866	1.4	142,516	1.1	196,255	1.5
Subtotal	754,216	724,015	615,195	1,557,013	2,530,870	6,340,612	12,521,921	97.0	12,233,464	96.6	12,515,279	94.0
Leasing	26,658	26,539	22,414	60,967	92,120	157,682	386,380	3.0	432,174	3.4	802,715	6.0
Subtotal	780,874	750,554	637,609	1,617,980	2,622,990	6,498,294	12,908,301	100.0	12,665,638	100.0	13,317,994	100.0
Other receivables (3)	305	307	272	733	944	2,133	4,694	-	2,793	-	2,126	-
Overall total on December 31, 2013	781,179	750,861	637,881	1,618,713	2,623,934	6,500,427	12,912,995	100.0
Overall total on September 30, 2013	834,508	686,573	660,545	1,625,534	2,526,236	6,335,035			12,668,431	100.0
Overall total on December 31, 2012	864,411	781,714	613,701	1,713,663	2,675,184	6,671,447					13,320,120	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2013				2012
	Total on December 31 (A+B+C)	% (6)	Total on September 30 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	156,884,046	39.9	151,823,114	40.1	141,860,676	39.9
Financing	114,031,732	28.9	110,175,647	29.0	101,361,204	28.6
Agricultural and agribusiness financing	20,000,091	5.1	18,823,340	5.0	16,683,106	4.7
Subtotal	290,915,869	73.9	280,822,101	74.1	259,904,986	73.2
Leasing	5,713,481	1.4	6,077,280	1.6	8,035,454	2.3
Advances on foreign exchange contracts (2) (Note 11a)	5,764,696	1.5	6,238,761	1.6	6,347,855	1.8
Subtotal	302,394,046	76.8	293,138,142	77.3	274,288,295	77.3
Other receivables (3)	20,667,123	5.2	18,516,823	4.9	16,672,053	4.7
Total loans	323,061,169	82.0	311,654,965	82.2	290,960,348	82.0
Sureties and guarantees (4)	67,586,244	17.1	65,348,398	17.2	59,910,683	16.9
Loan assignment (5)	37,143	-	63,402	-	202,575	0.1
Loan assignment - real estate receivables certificate	1,569,517	0.4	833,131	0.2	379,493	0.1
Co-obligation in rural loan assignment (4)	108,146	-	119,569	-	118,676	-
Loans available for import (4)	735,505	0.2	690,513	0.2	1,609,758	0.5
Confirmed exports loans (4)	59,480	-	60,616	-	19,401	-
Acquisition of credit card receivables	1,011,479	0.3	870,706	0.2	1,454,303	0.4
Overall total on December 31, 2013	394,168,683	100.0
Overall total on September 30, 2013			379,641,300	100.0
Overall total on December 31, 2012					354,655,237	100.0

(1)  Including credit card loans and advances on credit card receivables for the amount of R$18,581,581 thousand (R$18,909,033 thousand on September 30, 2013 and R$18,484,104 thousand on December 31, 2012);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities;”

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and installment purchases at merchants) for the amount of R$17,646,109 thousand (R$15,602,420 thousand on September 30, 2013 and R$14,925,312 thousand on December 31, 2012);

(4)  Recorded in off-balance sheet accounts;

(5)  Amount of loan assignment up to December 31, 2013, September 30, 2013 and December 31, 2012, respectively, net of installments repaid; and

(6)  Percentage of each type on total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b)   By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2013				2012
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Discounted trade receivables and loans	29,089,348	70,509,543	10,842,061	26,553,394	5,054,298	3,266,012	1,512,286	1,334,386	8,722,718	156,884,046	48.5	151,823,114	48.7	141,860,676	48.8
Financing	23,231,588	43,940,830	36,483,973	6,908,215	886,177	502,022	309,666	244,407	1,524,854	114,031,732	35.3	110,175,647	35.4	101,361,204	34.8
Agricultural and agribusiness financing	2,541,261	2,432,206	8,270,185	6,149,167	285,719	132,524	114,114	18,505	56,410	20,000,091	6.2	18,823,340	6.0	16,683,106	5.7
Subtotal	54,862,197	116,882,579	55,596,219	39,610,776	6,226,194	3,900,558	1,936,066	1,597,298	10,303,982	290,915,869	90.0	280,822,101	90.1	259,904,986	89.3
Leasing	119,900	806,543	1,522,019	2,597,389	245,453	75,418	57,006	32,653	257,100	5,713,481	1.8	6,077,280	2.0	8,035,454	2.8
Advances on foreign exchange contracts (2)	2,695,333	1,551,681	719,828	725,505	49,775	11,132	578	-	10,864	5,764,696	1.8	6,238,761	2.0	6,347,855	2.2
Subtotal	57,677,430	119,240,803	57,838,066	42,933,670	6,521,422	3,987,108	1,993,650	1,629,951	10,571,946	302,394,046	93.6	293,138,142	94.1	274,288,295	94.3
Other receivables	995,103	15,448,169	1,176,355	2,392,717	146,697	45,028	29,459	21,890	411,705	20,667,123	6.4	18,516,823	5.9	16,672,053	5.7
Overall total on December 31, 2013	58,672,533	134,688,972	59,014,421	45,326,387	6,668,119	4,032,136	2,023,109	1,651,841	10,983,651	323,061,169	100.0
%	18.2	41.7	18.3	14.0	2.1	1.2	0.6	0.5	3.4	100.0
Overall total on September 30, 2013	50,612,033	132,728,103	53,432,438	47,923,657	9,590,006	2,693,221	2,225,208	1,659,147	10,791,152			311,654,965	100.0
%	16.2	42.6	17.1	15.4	3.1	0.9	0.7	0.5	3.5			100.0
Overall total on December 31, 2012	51,692,432	119,206,443	41,482,793	53,769,928	7,426,881	2,725,416	2,025,666	1,798,297	10,832,492					290,960,348	100.0
%	17.8	41.0	14.3	18.5	2.5	0.9	0.7	0.6	3.7					100.0

(1)  Percentage of each type on total loan portfolio, excluding sureties and guarantee, loan assignment, acquisition of receivables and co-obligation in rural loan assignment; and

(2)  See Note 11a.

   170   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2013				2012
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Outstanding installments	-	-	1,504,830	2,706,449	1,982,216	1,188,045	859,109	751,560	3,920,786	12,912,995	100.0	12,668,431	100.0	13,320,120	100.0
1 to 30	-	-	123,060	191,024	103,010	63,496	44,989	40,967	214,633	781,179	6.1	834,508	6.6	864,411	6.5
31 to 60	-	-	117,590	182,543	94,928	61,724	44,262	38,789	211,025	750,861	5.8	686,573	5.4	781,714	5.9
61 to 90	-	-	94,607	144,432	85,549	52,873	38,678	34,167	187,575	637,881	4.9	660,545	5.2	613,701	4.6
91 to 180	-	-	202,782	349,378	223,417	144,865	106,418	92,187	499,666	1,618,713	12.5	1,625,534	12.8	1,713,663	12.9
181 to 360	-	-	296,203	555,028	401,536	233,865	171,348	150,424	815,530	2,623,934	20.3	2,526,236	19.9	2,675,184	20.1
More than 360	-	-	670,588	1,284,044	1,073,776	631,222	453,414	395,026	1,992,357	6,500,427	50.4	6,335,035	50.1	6,671,447	50.0
Past-due installments (2)	-	-	368,034	859,343	751,687	683,282	566,799	610,364	4,303,593	8,143,102	100.0	8,285,989	100.0	8,612,359	100.0
1 to 14	-	-	18,583	75,348	47,439	25,764	17,837	14,712	130,853	330,536	4.1	364,753	4.4	398,327	4.6
15 to 30	-	-	336,827	270,082	95,708	54,252	28,387	22,406	132,885	940,547	11.5	933,928	11.3	907,416	10.5
31 to 60	-	-	12,624	485,833	200,028	103,481	56,958	41,906	229,858	1,130,688	13.9	1,162,401	14.0	1,243,176	14.4
61 to 90	-	-	-	11,711	387,176	137,273	75,769	60,039	309,123	981,091	12.0	1,003,750	12.1	1,034,179	12.0
91 to 180	-	-	-	16,369	21,336	352,984	372,696	455,532	754,315	1,973,232	24.2	1,989,062	24.0	2,056,276	23.9
181 to 360	-	-	-	-	-	9,528	15,152	15,769	2,659,824	2,700,273	33.2	2,734,548	33.0	2,862,579	33.3
More than 360	-	-	-	-	-	-	-	-	86,735	86,735	1.1	97,547	1.2	110,406	1.3
Subtotal	-	-	1,872,864	3,565,792	2,733,903	1,871,327	1,425,908	1,361,924	8,224,379	21,056,097		20,954,420		21,932,479
Specific provision	-	-	18,728	106,973	273,391	561,399	712,953	953,347	8,224,379	10,851,170		10,789,704		11,181,925

(1)  Percentage of maturities by type of installment; and

(2)  Transactions maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Resolution 2682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2013				2012
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Outstanding installments	58,672,533	134,688,972	57,141,557	41,760,595	3,934,216	2,160,809	597,201	289,917	2,759,272	302,005,072	100.0	290,700,545	100.0	269,027,869	100.0
1 to 30	6,053,131	18,833,566	3,094,443	4,982,234	380,898	120,379	54,257	44,591	487,176	34,050,675	11.3	32,780,217	11.3	31,302,871	11.6
31 to 60	4,532,749	12,674,863	2,544,436	4,581,247	264,798	178,338	75,546	25,525	285,868	25,163,370	8.3	23,349,804	8.0	23,186,396	8.6
61 to 90	3,281,836	8,019,060	1,908,902	2,934,616	212,877	90,318	20,426	15,420	151,914	16,635,369	5.5	16,259,526	5.6	14,867,796	5.5
91 to 180	5,942,267	18,041,047	5,056,825	5,848,655	444,815	233,763	56,527	35,531	310,173	35,969,603	11.9	34,682,887	11.9	34,687,918	12.9
181 to 360	7,612,206	22,292,222	8,604,074	9,516,760	595,926	950,177	71,682	50,475	429,891	50,123,413	16.6	44,359,939	15.3	44,429,736	16.5
More than 360	31,250,344	54,828,214	35,932,877	13,897,083	2,034,902	587,834	318,763	118,375	1,094,250	140,062,642	46.4	139,268,172	47.9	120,553,152	44.9
Generic provision	-	673,445	571,415	1,252,818	393,422	648,243	298,600	202,942	2,759,272	6,800,157		6,678,086		6,106,477
Overall total on December 31, 2013 (2)	58,672,533	134,688,972	59,014,421	45,326,387	6,668,119	4,032,136	2,023,109	1,651,841	10,983,651	323,061,169
Existing provision	-	754,951	669,162	2,540,520	1,856,097	1,865,672	1,386,722	1,630,254	10,983,651	21,687,029
Minimum required provision	-	673,445	590,143	1,359,791	666,813	1,209,642	1,011,553	1,156,289	10,983,651	17,651,327
Excess provision (3)	-	81,506	79,019	1,180,729	1,189,284	656,030	375,169	473,965	-	4,035,702
Overall total on September 30, 2013 (2)	50,612,033	132,728,103	53,432,438	47,923,657	9,590,006	2,693,221	2,225,208	1,659,147	10,791,152			311,654,965
Existing provision	-	664,850	540,413	2,588,618	2,467,044	1,301,647	1,489,567	1,633,070	10,791,152			21,476,361
Minimum required provision	-	663,633	534,324	1,437,709	959,001	807,966	1,112,604	1,161,401	10,791,152			17,467,790
Excess provision	-	1,217	6,089	1,150,909	1,508,043	493,681	376,963	471,669	-			4,008,571
Overall total on December 31, 2012 (2)	51,692,432	119,206,443	41,482,793	53,769,928	7,426,881	2,725,416	2,025,666	1,798,297	10,832,492					290,960,348
Existing provision	-	598,479	419,317	2,945,350	2,039,393	1,324,638	1,374,675	1,764,244	10,832,492					21,298,588
Minimum required provision	-	596,031	414,829	1,613,097	742,687	817,625	1,012,834	1,258,807	10,832,492					17,288,402
Excess provision	-	2,448	4,488	1,332,253	1,296,706	507,013	361,841	505,437	-					4,010,186

(1)   Percentage of maturities by type of installment;

(2)   The overall total includes performing loans for the amount of R$302,005,072 thousand (R$290,700,545 thousand on September 30, 2013 and R$269,027,869 thousand on December 31, 2012) and non-performing loans of R$21,056,097 thousand (R$20,954,420 thousand on September 30, 2013 and R$21,932,479 thousand on December 31, 2012); and
(3)   December 31, 2013 YTD includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$337,623 thousand (Notes 20b and 29).

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Notes to the Consolidated Financial Statements

d)   Concentration of loans

	R$ thousand
	2013				2012
	December 31	% (1)	September 30	% (1)	December 31	% (1)
Largest borrower	2,367,202	0.7	2,161,358	0.7	2,554,627	0.9
10 largest borrowers	17,327,527	5.4	16,194,668	5.2	15,182,091	5.2
20 largest borrowers	26,569,077	8.2	25,130,780	8.1	23,570,911	8.1
50 largest borrowers	41,782,788	12.9	38,604,572	12.4	37,326,655	12.8
100 largest borrowers	53,926,095	16.7	50,453,815	16.2	48,950,857	16.8

(1)    Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	R$ thousand
	2013				2012
	December 31%		September 30%		December 31%
Public sector	2,188,831	0.7	171,396	0.1	423,180	0.2
Federal government	2,148,497	0.7	84,901	-	260,544	0.1
Petrochemical	2,148,497	0.7	84,901	-	260,544	0.1
State government	40,334	-	86,495	0.1	162,636	0.1
Production and distribution of electricity	40,334	-	86,495	0.1	162,636	0.1
Private sector	320,872,338	99.3	311,483,569	99.9	290,537,168	99.8
Manufacturing	58,256,376	18.0	57,843,593	18.6	54,351,517	18.7
Food products and beverages	13,204,854	4.1	13,043,639	4.2	12,740,412	4.4
Steel, metallurgy and mechanics	11,379,877	3.5	10,240,027	3.3	9,322,434	3.2
Light and heavy vehicles	4,630,370	1.4	4,572,219	1.5	2,994,134	1.0
Chemical	4,483,643	1.4	4,781,018	1.5	4,669,821	1.6
Pulp and paper	3,624,721	1.1	3,541,276	1.1	4,104,272	1.4
Textiles and apparel	3,203,611	1.0	3,242,843	1.0	3,118,933	1.1
Rubber and plastic articles	2,876,366	0.9	3,015,194	1.0	2,630,216	0.9
Oil refining and production of alcohol	2,732,785	0.9	3,562,880	1.1	3,915,587	1.3
Furniture and wood products	2,332,805	0.7	2,243,716	0.7	2,101,274	0.7
Non-metallic materials	2,161,609	0.7	2,078,569	0.7	1,669,913	0.6
Electric and electronic products	1,915,767	0.6	1,740,024	0.6	2,021,222	0.7
Extraction of metallic and non-metallic ores	1,707,413	0.5	1,731,284	0.6	1,691,074	0.6
Automotive parts and accessories	1,297,003	0.4	1,220,210	0.4	1,096,739	0.4
Leather articles	818,542	0.3	853,322	0.3	793,081	0.3
Publishing, printing and reproduction	769,280	0.2	755,967	0.2	725,450	0.2
Other industries	1,117,730	0.3	1,221,405	0.4	756,955	0.3
Commerce	45,654,351	14.2	44,207,084	14.1	44,825,212	15.4
Merchandise in specialty stores	11,096,290	3.4	11,006,438	3.5	12,155,784	4.2
Food products, beverages and tobacco	5,487,894	1.7	5,271,886	1.7	5,347,373	1.8
Non-specialized retailer	5,046,410	1.6	4,425,552	1.4	4,329,835	1.5
Automobile	3,876,909	1.2	3,620,592	1.2	3,439,438	1.2
Clothing and footwear	3,522,720	1.1	3,534,580	1.1	3,336,304	1.1
Motor vehicle repairs, parts and accessories	3,402,283	1.1	3,353,545	1.1	3,205,285	1.1
Grooming and household articles	2,788,145	0.9	2,832,652	0.9	2,780,625	1.0
Waste and scrap	2,365,062	0.7	2,295,360	0.7	2,140,835	0.7

Bradesco     173

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Notes to the Consolidated Financial Statements

	R$ thousand
	2013				2012
	December 31%		September 30%		December 31%
Fuel	1,901,922	0.6	1,888,427	0.6	1,916,698	0.7
Wholesale of goods in general	1,716,400	0.5	1,392,009	0.4	1,624,754	0.6
Trading intermediary	1,533,412	0.5	1,544,208	0.5	1,581,767	0.5
Agricultural products	1,345,620	0.4	1,457,742	0.5	1,491,709	0.5
Other commerce	1,571,284	0.5	1,584,093	0.5	1,474,805	0.5
Financial intermediaries	3,322,552	1.0	3,134,692	1.0	2,104,527	0.7
Services	79,585,455	24.6	76,369,267	24.5	69,280,472	23.8
Civil construction	20,486,801	6.3	20,126,835	6.5	17,474,173	6.0
Transportation and storage	16,825,914	5.2	16,433,546	5.3	15,412,301	5.3
Real estate activities, rentals and corporate services	13,341,844	4.1	13,152,095	4.2	12,596,530	4.3
Holding companies, legal, accounting and business advisory services	5,389,714	1.7	3,619,145	1.2	3,186,786	1.1
Production and distribution of electric power, gas and water	4,408,326	1.4	4,526,541	1.5	4,633,717	1.6
Hotels and catering	2,824,681	0.9	2,811,480	0.9	2,653,358	0.9
Social services, education, health, defense and social security	2,556,371	0.8	2,376,011	0.8	2,381,770	0.8
Clubs, leisure, cultural and sport activities	2,234,256	0.7	2,165,908	0.7	2,116,085	0.7
Telecommunications	484,397	0.1	498,548	0.2	540,476	0.2
Other services	11,033,151	3.4	10,659,158	3.2	8,285,276	2.9
Agriculture, cattle raising, fishing, forestry and timber industry	4,373,207	1.4	3,812,649	1.2	3,571,276	1.2
Individuals	129,680,397	40.1	126,116,284	40.5	116,404,164	40.0
Total	323,061,169	100.0	311,654,965	100.0	290,960,348	100.0

   174   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Levels of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2013		2012
	Past due	Outstanding	Total - non-performing loans				% December 31 YTD (2)	% September 30 YTD (2)	% December 31 YTD (2)
AA	-	-	-	58,672,533	58,672,533	18.2	18.2	16.2	17.8
A	-	-	-	134,688,972	134,688,972	41.7	59.9	58.8	58.8
B	368,034	1,504,830	1,872,864	57,141,557	59,014,421	18.3	78.2	75.9	73.1
C	859,343	2,706,449	3,565,792	41,760,595	45,326,387	14.0	92.2	91.3	91.6
Subtotal	1,227,377	4,211,279	5,438,656	292,263,657	297,702,313	92.2
D	751,687	1,982,216	2,733,903	3,934,216	6,668,119	2.1	94.3	94.4	94.1
E	683,282	1,188,045	1,871,327	2,160,809	4,032,136	1.2	95.5	95.3	95.0
F	566,799	859,109	1,425,908	597,201	2,023,109	0.6	96.1	96.0	95.7
G	610,364	751,560	1,361,924	289,917	1,651,841	0.5	96.6	96.5	96.3
H	4,303,593	3,920,786	8,224,379	2,759,272	10,983,651	3.4	100.0	100.0	100.0
Subtotal	6,915,725	8,701,716	15,617,441	9,741,415	25,358,856	7.8
Overall total on December 31, 2013	8,143,102	12,912,995	21,056,097	302,005,072	323,061,169	100.0
%	2.5	4.0	6.5	93.5	100.0
Overall total on September 30, 2013	8,285,989	12,668,431	20,954,420	290,700,545	311,654,965
%	2.6	4.1	6.7	93.3	100.0
Overall total on December 31, 2012	8,612,359	13,320,120	21,932,479	269,027,869	290,960,348
%	2.9	4.6	7.5	92.5	100.0

(1)    Percentage of level of risk on total portfolio; and

(2)    Cumulative percentage of level of risk on total portfolio.

Bradesco     175

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Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Allowance
		Minimum required					Excess (2)	Existing	2013		2012
	Minimum required provision - %	Specific			Generic	Total			% December 31 YTD (1)	% September 30 YTD (1)	% December 31 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	673,445	673,445	81,506	754,951	0.6	0.5	0.5
B	1.0	3,680	15,048	18,728	571,415	590,143	79,019	669,162	1.1	1.0	1.0
C	3.0	25,780	81,193	106,973	1,252,818	1,359,791	1,180,729	2,540,520	5.6	5.4	5.5
Subtotal		29,460	96,241	125,701	2,497,678	2,623,379	1,341,254	3,964,633	1.3	1.3	1.5
D	10.0	75,169	198,222	273,391	393,422	666,813	1,189,284	1,856,097	27.8	25.7	27.5
E	30.0	204,985	356,414	561,399	648,243	1,209,642	656,030	1,865,672	46.3	48.3	48.6
F	50.0	283,399	429,554	712,953	298,600	1,011,553	375,169	1,386,722	68.5	66.9	67.9
G	70.0	427,255	526,092	953,347	202,942	1,156,289	473,965	1,630,254	98.7	98.4	98.1
H	100.0	4,303,593	3,920,786	8,224,379	2,759,272	10,983,651	-	10,983,651	100.0	100.0	100.0
Subtotal		5,294,401	5,431,068	10,725,469	4,302,479	15,027,948	2,694,448	17,722,396	69.9	65.6	69.9
Overall total on December 31, 2013		5,323,861	5,527,309	10,851,170	6,800,157	17,651,327	4,035,702	21,687,029	6.7
%		24.5	25.5	50.0	31.4	81.4	18.6	100.0
Overall total on September 30, 2013		5,411,731	5,377,973	10,789,704	6,678,086	17,467,790	4,008,571	21,476,361		6.9
%		25.2	25.0	50.2	31.1	81.3	18.7	100.0
Overall total on December 31, 2012		5,629,468	5,552,457	11,181,925	6,106,477	17,288,402	4,010,186	21,298,588			7.3
%		26.4	26.1	52.5	28.7	81.2	18.8	100.0

(1)  Percentage of existing provision on total portfolio, by level of risk; and

(2)  December 31, 2013 YTD includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$337,623 thousand (Notes 20b and 29).

   176   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Opening balance	21,476,361	21,455,201	21,298,588	19,540,448
- Specific provision (1)	10,789,704	10,879,179	11,181,925	9,875,415
- Generic provision (2)	6,678,086	6,567,587	6,106,477	5,654,244
- Excess provision (3)	4,008,571	4,008,435	4,010,186	4,010,789
Additions (Note 10h-1)	3,474,892	3,260,373	13,818,253	13,932,823
Reductions	(3,264,224)	(3,239,213)	(13,429,812)	(12,174,683)
Closing balance	21,687,029	21,476,361	21,687,029	21,298,588
- Specific provision (1)	10,851,170	10,789,704	10,851,170	11,181,925
- Generic provision (2)	6,800,157	6,678,086	6,800,157	6,106,477
- Excess provision (3) (4)	4,035,702	4,008,571	4,035,702	4,010,186

(1)  For transactions with past-due installments for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management's experience and the expectation of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution 2682/99. The excess provision per customer was classified according to the corresponding level of risk (Note 10f); and

(4)  The fourth quarter of 2013 and December 31, 2013 YTD include provision for collateral, comprising sureties, guarantees, letters of credit and standby letters of credit, which was recorded in a separate account from the excess provision, totaling R$337,623 thousand (Note 29).

h)   Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

		R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Amount recorded (1)	3,474,892	3,260,373	13,818,253	13,932,823
Amount recovered (2)	(945,710)	(963,573)	(3,657,787)	(3,000,904)
ALL expense net of amounts recovered	2,529,182	2,296,800	10,160,466	10,931,919

(1)  The fourth quarter of 2013 and December 31, 2013 YTD include provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept, totaling R$337,623 thousand (Note 29); and

(2)  Classified in income from loans (Note 10j).

i)    Changes in the renegotiated portfolio

		R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Opening balance	10,080,959	9,980,123	9,643,915	8,658,167
Amount renegotiated	2,466,857	2,546,174	9,871,246	8,570,769
Amount received	(1,379,958)	(1,532,372)	(5,559,601)	(3,965,199)
Write-offs	(975,957)	(912,966)	(3,763,659)	(3,619,822)
Closing balance	10,191,901	10,080,959	10,191,901	9,643,915
Allowance for loan losses	6,639,915	6,516,664	6,639,915	6,008,765
Percentage on renegotiated portfolio	65.1%	64.6%	65.1%	62.3%

Bradesco     177

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Notes to the Consolidated Financial Statements

j)    Income from loans and leasing

		R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Discounted trade receivables and loans	9,183,066	8,983,005	34,980,282	33,417,883
Financing	3,237,844	3,175,729	12,739,403	12,708,375
Agricultural and agribusiness loans	288,033	277,998	1,046,525	1,086,220
Subtotal	12,708,943	12,436,732	48,766,210	47,212,478
Recovery of credits charged-off as losses	945,710	963,573	3,657,787	3,000,904
Subtotal	13,654,653	13,400,305	52,423,997	50,213,382
Leasing, net of expenses	190,462	192,437	790,821	1,214,365
Total	13,845,115	13,592,742	53,214,818	51,427,747

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Assets - other receivables
Exchange purchases pending settlement	8,223,730	10,857,359	7,588,824
Exchange receivables and time documents in foreign currencies	-	5,154	-
Exchange sale receivables	5,709,993	6,271,626	4,098,074
(-) Advances in domestic currency received	(294,134)	(448,318)	(229,088)
Income receivable on advances granted	67,909	77,873	98,901
Total	13,707,498	16,763,694	11,556,711
Liabilities - other liabilities
Exchange sales pending settlement	5,613,562	5,981,054	4,021,260
Exchange purchase payables	7,914,893	10,574,786	7,391,556
(-) Advances on foreign exchange contracts	(5,764,696)	(6,238,761)	(6,347,855)
Other	7,051	5,575	5,692
Total	7,770,810	10,322,654	5,070,653
Net foreign exchange portfolio	5,936,688	6,441,040	6,486,058
Off-balance-sheet accounts:
- Loans available for import	735,505	690,513	1,609,758
- Confirmed exports loans	59,480	60,616	19,401

   178   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

		R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Foreign exchange results	383,212	529,507	2,085,653	728,730
Adjustments:
- Income on foreign currency financing (1)	40,113	15,720	148,953	116,912
- Income on export financing (1)	244,445	224,053	818,784	598,409
- Income on foreign investments (2)	6,519	3,879	31,043	504,525
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(350,566)	(44,559)	(1,135,656)	(1,153,114)
- Funding expenses (4)	(129,099)	(113,795)	(412,549)	(344,227)
- Other	29,946	(401,926)	(717,461)	241,645
Total adjustments	(158,642)	(316,628)	(1,266,886)	(35,850)
Adjusted foreign exchange results	224,570	212,879	818,767	692,880

(1)  Recognized in “Income from loans;”

(2)  Recognized in “Income from security transactions;”

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses;” and

(4)  Refer to funding expenses of investments in foreign exchange.

b)   Sundry

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Tax credits (Note 34c)	29,404,401	30,568,606	24,202,926
Credit card operations	18,657,588	16,473,126	16,379,615
Debtors for escrow deposits	10,601,155	11,730,726	11,055,310
Prepaid taxes	5,754,882	4,049,623	5,533,592
Other debtors	5,034,115	4,190,533	4,069,500
Trade and credit receivables (1)	4,548,789	4,224,361	3,089,019
Payments to be reimbursed	678,376	517,703	694,404
Receivables from sale of assets	79,703	78,109	56,061
Advances for Deposit Guarantee Fund (FGC)	-	30,443	167,439
Other	348,609	411,138	187,186
Total	75,107,618	72,274,368	65,435,052

(1)  Include receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

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Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)   Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2013		2012
			December 31	September 30	December 31
Real estate	612,927	(93,486)	519,441	495,692	296,390
Goods subject to special conditions	179,331	(179,331)	-	-	-
Vehicles and similar	559,999	(260,883)	299,116	299,315	222,765
Inventories/warehouse	86,549	-	86,549	90,773	93,454
Machinery and equipment	21,305	(9,763)	11,542	10,868	11,463
Other	21,127	(19,031)	2,096	1,642	2,349
Total on December 31, 2013	1,481,238	(562,494)	918,744
Total on September 30, 2013	1,438,684	(540,394)		898,290
Total on December 31, 2012	1,101,594	(475,173)			626,421

b)   Prepaid expenses

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Commission on the placement of loans and financing (1)	1,780,295	1,770,820	1,641,942
Deferred insurance acquisition costs (2)	1,607,914	1,513,195	1,289,027
Advertising and marketing expenses (3)	63,578	67,637	51,034
Other (4)	410,623	460,477	399,846
Total	3,862,410	3,812,129	3,381,849

(1)  Commissions paid to storeowners, car dealers and correspondent banks - payroll-deductible loans;

(2)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13)   INVESTMENTS

a)     Composition of investments in the consolidated financial statements

Affiliates	R$ thousand
	2013		2012
	December 31	September 30	December 31
- IRB-Brasil Resseguros S.A.	507,503	525,750	532,518
- Integritas Participações S.A.	503,911	506,353	506,615
- BES Investimento do Brasil S.A.	133,140	131,872	128,153
- Other	267,533	266,208	195,743
Total investment in affiliates - in Brazil	1,412,087	1,430,183	1,363,029
- Tax incentives	239,533	239,533	239,542
- Other investments	452,611	513,822	536,273
Provision for:
- Tax incentives	(212,045)	(212,045)	(212,055)
- Other investments	(61,798)	(61,845)	(61,948)
Overall total investments	1,830,388	1,909,648	1,864,841

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Notes to the Consolidated Financial Statements

b)    The adjustments from the equity method accounting of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies,” and correspond to R$43,016 thousand in the year ended December 31, 2013 (R$148,150 thousand in the year ended December 31, 2012) and R$25,789 thousand in the fourth quarter of 2013 (R$2,007 thousand in the third quarter of 2013).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2013			2012
			Common	Preferred			4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
IRB-Brasil Resseguros S.A. (2)	1,453,080	2,474,417	212	-	20.51%	88,571	20,720	(4,208)	18,166	125,908
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	665,698	12,734	12,734	20.00%	30,235	1,199	2,014	6,047	9,316
Integritas Participações S.A. (2)	545,638	784,100	22,581	-	25.17%	26,619	1,828	2,598	6,700	(23,210)
Other (2)							2,042	1,603	12,103	36,136
Equity in the earnings (losses) of unconsolidated companies							25,789	2,007	43,016	148,150

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not coming from profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)  Based on financial information from the previous month.

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Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2013		2012
				December 31	September 30	December 31
Property and equipment:
- Buildings	4%	1,036,036	(452,578)	583,458	569,664	538,961
- Land	-	405,426	-	405,426	405,736	401,282
Facilities, furniture and equipment in use	10%	4,735,425	(2,652,758)	2,082,667	2,008,495	2,333,304
Security and communication systems	10%	339,076	(171,936)	167,140	137,004	116,327
Data processing systems	20 to 50%	5,113,724	(3,708,728)	1,404,996	1,246,203	1,263,147
Transportation systems	20%	58,554	(34,996)	23,558	24,972	24,837
Total on December 31, 2013		11,688,241	(7,020,996)	4,667,245
Total on September 30, 2013		11,396,400	(7,004,326)		4,392,074
Total on December 31, 2012		10,952,512	(6,274,654)			4,677,858

The Bradesco Organization’s premises and equipment shows an unrecorded surplus of R$5,307,740 thousand (R$5,381,586 thousand on September 30, 2013 and R$3,488,153 thousand on December 31, 2012). This is due to an increase in their market price, based on valuations by independent experts in 2013, 2012 and 2011.

The total consolidated fixed assets to net worth ratio is 15.2% (17.5% on September 30, 2013 and 16.9% on December 31, 2012), and the consolidated finance fixed assets to net worth ratio is 45.4% (45.1% on September 30, 2013 and 44.6% on December 31, 2012), whereas the maximum limit is 50%.

The difference between the total consolidated and consolidated finance fixed assets to net worth ratios is due to non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio, with the consequent increase in the consolidated finance fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate restructuring between the financial and non-financial companies, thus improving the ratio.

In the fourth quarter of 2013, impairment losses were recorded under “Premises and equipment” totaling R$8,400 thousand, of which R$6,356 thousand comes from “Facilities, furniture and equipment in use,” R$1,521 thousand from “Security and communication systems” and R$523 thousand from “Transportation systems.”

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Notes to the Consolidated Financial Statements

15)    INTANGIBLE ASSETS

a)   Goodwill

Goodwill from the acquisition of investments amounted to R$2,618,560 thousand, net of accumulated amortization, where applicable, of which:
(i) R$613,086 thousand represents the difference between the purchase price and the fair value of the net assets acquired, which is recorded in Permanent Assets - Investments (BM&FBOVESPA and Integritas/Fleury shares), amortized when disposed; and (ii) R$2,005,474 thousand, net of accumulated amortization, for future performance/customer portfolio, which is amortized over 20 years, where applicable.

In the year ended December 31, 2013, goodwill amortization amounted to R$210,901 thousand (R$1,425,608 thousand in the year ended December 31, 2012, which includes R$1,155,674 thousand relating to the full amortization of Banco Bradesco Berj S.A) and R$29,154 thousand in the fourth quarter of 2013 (R$49,168 thousand in the third quarter of 2013) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
				2013		2012
				December 31	September 30	December 31
Acquisition of banking services rights	Contract (4)	5,487,622	(2,898,601)	2,589,021	2,786,657	2,586,519
Software (2)	20% to 50%	7,884,685	(3,869,223)	4,015,462	3,669,922	3,077,469
Future profitability/customer portfolio (3)	Up to 20%	3,684,115	(1,678,641)	2,005,474	2,029,675	2,047,325
Other (5)	Contract	683,734	(147,752)	535,982	542,642	558,816
Total on December 31, 2013		17,740,156	(8,594,217)	9,145,939
Total on September 30, 2013		17,142,670	(8,113,774)		9,028,896
Total on December 31, 2012		16,047,935	(7,777,806)			8,270,129

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses,” where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$821,670  thousand, Odontoprev - R$254,312 thousand, Bradescard Mexico (currently Ibi México) - R$22,224  thousand, Europ Assistance Serviços de Assistência Personalizados - R$16,112  thousand and Cielo/Investees - R$671,260 thousand. In the third quarter of 2013, the goodwill on the acquisition of equity interest in Ágora Corretora was fully amortized;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

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Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2012	2,586,519	3,077,469	2,047,325	558,816	8,270,129
Additions (reductions)	943,661	1,551,192	169,050	78,415	2,742,318
Impairment test expenses (1)	(18,721)	(29,987)	-	-	(48,708)
Amortization for the period	(922,438)	(583,212)	(210,901)	(101,249)	(1,817,800)
Balance on December 31, 2013	2,589,021	4,015,462	2,005,474	535,982	9,145,939

(1)  In the fourth quarter of 2013, impairment losses were recorded under “Intangible assets” amounting to R$48,708 thousand, of which R$18,721 thousand comes from “Acquisition of banking service rights” and R$29,987 thousand from “Software.”

16)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
● Demand deposits (1)	40,618,478	-	-	-	40,618,478	39,455,794	38,411,734
● Savings deposits (1)	80,717,805	-	-	-	80,717,805	76,487,681	69,041,721
● Interbank deposits	447,120	282,986	29,928	203,820	963,854	841,135	382,474
● Time deposits (2)	13,216,229	18,121,407	12,910,967	51,514,305	95,762,908	99,992,785	104,021,595
Overall total on December 31, 2013	134,999,632	18,404,393	12,940,895	51,718,125	218,063,045
%	61.9	8.5	5.9	23.7	100.0
Overall total on September 30, 2013	133,025,999	14,675,691	11,834,027	57,241,678		216,777,395
%	61.4	6.8	5.4	26.4		100.0
Overall total on December 31, 2012	123,390,103	14,471,251	10,056,240	63,939,930			211,857,524
%	58.3	6.8	4.7	30.2			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

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Notes to the Consolidated Financial Statements

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Own portfolio	75,190,710	35,610,685	11,213,846	16,534,931	138,550,172	126,470,886	118,234,890
● Government securities	71,624,822	228,249	40,724	-	71,893,795	66,902,665	54,498,840
● Debentures of own issuance	1,999,483	35,382,436	11,173,122	15,835,058	64,390,099	57,362,793	59,810,132
● Foreign	1,566,405	-	-	699,873	2,266,278	2,205,428	3,925,918
Third-party portfolio (1)	112,260,838	-	-	-	112,260,838	123,414,339	123,819,731
Unrestricted portfolio (1)	4,598,643	869,143	-	-	5,467,786	8,694,708	13,536,531
Overall total on December 31, 2013 (2)	192,050,191	36,479,828	11,213,846	16,534,931	256,278,796
%	74.9	14.2	4.4	6.5	100.0
Overall total on September 30, 2013 (2)	194,057,404	35,437,193	10,675,215	18,410,121		258,579,933
%	75.1	13.7	4.1	7.1		100.0
Overall total on December 31, 2012 (2)	175,012,184	52,893,062	7,416,707	20,269,199			255,591,152
%	68.5	20.7	2.9	7.9			100.0

(1)  Represented by government securities; and

(2)  Includes R$70,468,200 thousand (R$75,915,102 thousand on September 30, 2013 and R$75,751,189 thousand on December 31, 2012) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

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Notes to the Consolidated Financial Statements

c)   Funds from the issuance of securities

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Securities - Brazil:
- Mortgage bonds	60,001	216,631	327,473	-	604,105	632,861	826,843
- Letters of credit for real estate	25,333	2,695,685	3,214,828	59,853	5,995,699	4,869,895	4,229,511
- Letters of credit for agribusiness	421,206	1,071,678	969,308	1,908,825	4,371,017	4,206,702	3,894,203
- Financial bills	1,802,687	2,570,702	3,254,871	27,580,065	35,208,325	34,242,386	28,220,510
Subtotal	2,309,227	6,554,696	7,766,480	29,548,743	46,179,146	43,951,844	37,171,067
Securities - abroad:
- MTN Program Issues (1)	539,400	2,233,426	455,085	5,202,017	8,429,928	8,366,877	10,782,196
- Securitization of future flow of money orders received from abroad (Note 16d)	6,398	501,237	413,390	2,140,963	3,061,988	3,125,683	3,426,626
- Issuance costs	-	-	-	(17,069)	(17,069)	(17,748)	(20,582)
Subtotal	545,798	2,734,663	868,475	7,325,911	11,474,847	11,474,812	14,188,240
Overall total on December 31, 2013	2,855,025	9,289,359	8,634,955	36,874,654	57,653,993
%	4.9	16.1	15.0	64.0	100.0
Overall total on September 30, 2013	3,845,267	10,736,739	8,845,325	31,999,325		55,426,656
%	6.9	19.4	16.0	57.7		100.0
Overall total on December 31, 2012	3,452,154	14,657,061	12,110,263	21,139,829			51,359,307
%	6.7	28.5	23.6	41.2			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

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Notes to the Consolidated Financial Statements

d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using SPEs - Special Purpose Entities. An SPE, also known as a Diversified Payment Rights Company outside Brazil, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2013		2012
				December 31	September 30	December 31
Securitization of future flow of payment orders received from abroad	6.11.2007	481,550	5.20.2014	36,156	69,935	159,441
	6.11.2007	481,550	5.20.2014	36,129	69,530	159,551
	12.20.2007	354,260	11.20.2014	70,047	89,076	142,842
	3.6.2008	836,000	5.22.2017	761,361	779,478	867,298
	12.19.2008	1,168,500	2.20.2019	1,169,543	1,113,328	1,020,162
	12.17.2009	133,673	11.20.2014	43,754	55,554	89,103
	12.17.2009	133,673	2.20.2017	110,164	113,728	128,200
	12.17. 2009	89,115	2.20.2020	99,672	98,931	101,511
	8.20.2010	307,948	8.21.2017	286,108	291,826	320,885
	9.29.2010	170,530	8.21.2017	163,520	166,787	183,395
	11.16.2011	88,860	11.20.2018	115,480	109,938	100,750
	11.16.2011	133,290	11.22.2021	170,054	167,572	153,488
Total		4,378,949		3,061,988	3,125,683	3,426,626

e)   Cost for market funding and inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Savings deposits	1,217,294	1,066,334	4,112,323	3,623,935
Time deposits	2,354,840	2,170,663	8,289,627	9,885,210
Federal funds purchased and securities sold under agreements to repurchase	5,287,291	6,083,572	21,195,259	18,131,918
Funds from issuance of securities	1,388,541	1,160,255	4,436,949	4,299,532
Other funding expenses	111,506	101,571	405,091	374,097
Subtotal	10,359,472	10,582,395	38,439,249	36,314,692
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	2,026,183	1,923,706	5,858,966	7,990,365
Total	12,385,655	12,506,101	44,298,215	44,305,057

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Notes to the Consolidated Financial Statements

17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
In Brazil - other institutions	3,595	-	-	9,914	13,509	12,198	10,765
Abroad	1,992,807	8,729,025	3,469,320	1,026,195	15,217,347	11,977,668	8,100,336
Overall total on December 31, 2013	1,996,402	8,729,025	3,469,320	1,036,109	15,230,856
%	13.1	57.3	22.8	6.8	100.0
Overall total on September 30, 2013	1,704,624	5,313,129	4,376,474	595,639		11,989,866
%	14.2	44.3	36.5	5.0		100.0
Overall total on December 31, 2012	1,881,160	3,818,733	1,562,046	849,162			8,111,101
%	23.1	47.1	19.3	10.5			100.0

b)    Onlending

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
In Brazil	1,250,938	5,489,781	5,479,804	28,460,620	40,681,143	39,153,078	36,006,517
- National Treasury	-	-	23,735	-	23,735	36,673	102,688
- BNDES	530,008	1,881,974	1,314,442	8,606,309	12,332,733	12,039,843	12,457,980
- CEF	1,901	8,926	10,135	18,852	39,814	44,513	57,469
- FINAME	719,029	3,598,881	4,130,238	19,835,093	28,283,241	27,030,403	23,386,570
- Other institutions	-	-	1,254	366	1,620	1,646	1,810
Abroad	7,405	175,448	-	-	182,853	163,889	68,539
Overall total on December 31, 2013	1,258,343	5,665,229	5,479,804	28,460,620	40,863,996
%	3.1	13.9	13.4	69.6	100.0
Overall total on September 30, 2013	1,133,687	5,485,072	5,494,567	27,203,641		39,316,967
%	2.9	14.0	14.0	69.1		100.0
Overall total on December 31, 2012	1,126,886	6,114,020	5,108,861	23,725,289			36,075,056
%	3.1	16.9	14.2	65.8			100.0

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Notes to the Consolidated Financial Statements

c)     Borrowing and onlending expenses

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Borrowing:
- In Brazil	2,976	4,369	29,975	40,589
- Abroad	38,712	30,784	131,635	142,378
Subtotal borrowing	41,688	35,153	161,610	182,967
Onlending in Brazil:
- National Treasury	572	123	1,309	4,073
- BNDES	184,934	179,197	697,834	808,608
- CEF	729	765	3,263	4,623
- FINAME	195,362	213,015	857,454	1,173,906
- Other institutions	27	8	329	1,076
Onlending abroad:
- Payables to foreign bankers (Note 11a)	350,566	44,559	1,135,656	1,153,114
- Other expenses with foreign onlending	1,716,342	566,140	5,348,079	2,841,137
- Exchange variation from investments abroad	(987,030)	(161,286)	(2,799,653)	(1,500,430)
Subtotal onlending	1,461,502	842,521	5,244,271	4,486,107
Total	1,503,190	877,674	5,405,881	4,669,074

18)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements, however, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws 2445/88 and 2449/88, regarding the payment that exceeded the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

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Notes to the Consolidated Financial Statements

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of federal government’s economic policy to reduce inflation in the 80’s and 90’s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome in the medium to long term, based on the opinion of Management and their legal counsel. The processing of these legal obligations whose risk is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

   190   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

The main cases are:

-   Cofins - R$2,119,067 thousand (R$10,292,466 thousand on September 30, 2013 and R$9,082,801 thousand on December 31, 2012): a request for authorization to calculate and pay Cofins based on effective income, as set forth in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation for other revenues other than income;

-   INSS Autonomous Brokers - R$1,313,647 thousand (R$1,267,188 thousand on September 30, 2013 and R$1,140,796 thousand on December 31, 2012): we are requesting the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the 20.0% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22 of Law 8212/91,as new wording in Law 9876/99;

-   IRPJ/Loan Losses - R$1,756,396 thousand (R$1,735,719 thousand on September 30, 2013 and R$1,659,332 thousand on December 31, 2012): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law 9430/96 that only apply to temporary losses; and

-    PIS - R$310,127 thousand (R$307,783 thousand on September 30, 2013 and R$302,089 thousand on December 31, 2012): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law 4506/64, excluding interest income.

In November 2013, Bradesco adhered to the tax liability installment and cash payment program, with amnesty for the settlement of tax liability managed by the Brazilian Federal Revenue Service (RFB) and the Office of the General Counsel to the National Treasury (PGFN), set forth by Law 12865/13, related to the contribution for Social Integration Program (PIS) and the Contribution for Social Security Financing (Cofins), referred to in Chapter I of Law 9718/98, due by financial institutions and insurance companies. Bradesco also exercised the prerogative provided in Article 17 of Law 12865/13, which determined a new term to adhere to the program in Law 11941/09 up to December 31, 2013.

Bradesco’s main lawsuits included in these programs refer to the following issues: (i) we request the calculation and payment of Cofins, as of October 2005, based on the effective revenue, according to  Article 2 of Supplementary Law 70/91, in order to avoid the unconstitutional expansion of tax base intended by paragraph 1 of Article 3 of Law 9718/98; and (ii) CSLL - Deductibility on IRPJ tax base, which requested to calculate and pay income tax calculated and paid for 1997 and subsequent years, excluding CSLL in the base, under Article 1, of Law 9316/96, since this contribution represents an effective, necessary and mandatory expense to the Company.

Considering the specific resolutions of these programs, the accounting effects of the lawsuits involving cash payment were recognized upon adhesion.

Total net amount resulting from the adhesion to the programs was mainly recorded under “Other Operating Expenses” (Note 28). Bradesco did not use income tax or social contribution losses to settle interest on tax liabilities included in the program set forth by Law 12865/13.

Bradesco     191

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Notes to the Consolidated Financial Statements

            IV -       Provisions by nature

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Labor claims	2,537,405	2,507,604	2,496,270
Civil claims	3,823,499	3,856,399	3,722,404
Subtotal (1)	6,360,904	6,364,003	6,218,674
Provision for tax risks (2) (3)	7,728,691	16,784,877	15,071,659
Total	14,089,595	23,148,880	21,290,333

(1)  Note 20b;

(2)  Classified under “Other liabilities - tax and social security” (Note 20a); and

(3)  The write-offs of claims due to the adhesion to the tax liability installment and cash payment program are included in "Other liabilities - tax and social security” (Law 12865/13).

              V -       Changes in provisions

	R$ thousand
	2013
	Labor	Civil	Tax (1)
Balance at December 31, 2012	2,496,270	3,722,404	15,071,659
Adjustment for inflation	301,755	338,851	853,840
Provisions, net of reversals and write-offs (2)	647,114	770,712	(1,707,655)
Payments (2)	(907,734)	(1,008,468)	(6,489,153)
Balance at December 31, 2013	2,537,405	3,823,499	7,728,691

(1)  Mainly include legal liabilities; and

(2)  The write-offs of claims due to the adhesion to the tax liability installment and cash payment program are included in "Other liabilities - tax and social security” (Law 12865/13).

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main lawsuits classified as such are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,434,155 thousand (R$1,167,543 thousand on September 30, 2013 and R$1,132,804 thousand on December 31, 2012) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$1,567,042 thousand (R$844,849 thousand on September 30, 2013 and R$711,431 thousand on December 31, 2012); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$526,261 thousand (R$490,422 thousand on September 30, 2013 and R$469,337 thousand on December 31, 2012);
d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities from 2007 to 2010, difference in depreciation and operating expenses and income, amounting to R$460,380 thousand (R$231,612 thousand on September 30, 2013 and R$226,145 thousand on December 31, 2012); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$323,697 thousand (R$337,348 thousand on September 30, 2013), on alleged tax-exempt gain, when Bovespa shares were merged into Nova Bolsa (BM&FBovespa), in 2008.

   192   Report on Economic and Financial Analysis – December 2013

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Notes to the Consolidated Financial Statements

19)  SUBORDINATED DEBT

					R$ thousand
					2013		2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31
In Brazil:
Subordinated CDB:
2013 (1)	5	-	R$	100.0% of CDI rate + 1.0817% p.a.	-	-	972,796
2014	6	1,000,000	R$	112.0% of CDI rate	1,695,101	1,652,333	1,554,254
				IPCA + (6.92% p.a. - 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,321,721	2,237,989	2,028,459
2016	6	500	R$	IPCA + 7.1292% p.a.	833	803	734
2019	10	20,000	R$	IPCA + 7.76% p.a.	35,665	34,372	31,240
Financial notes:
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	146,686	142,232	131,214
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. - 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate of (11.7493% p.a. - 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,494,902	9,294,582	9,179,820
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. - 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate of (9.3991% p.a. - 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.2% of CDI rate	8,741,001	8,701,345	8,510,932
				IGP-M + (3.6320% p.a. - 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate of (9.3207% p.a. - 10.3107% p.a.)
2019 (2)	6	21,858	R$	109.3% to 109.5% of CDI rate	23,599	22,970	-

Bradesco     193

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Notes to the Consolidated Financial Statements

19)  SUBORDINATED DEBT

					R$ thousand
					2013		2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate of 13.1763% p.a.	63,491	61,399	55,902
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	192,648	185,692	170,309
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.)
				IGP-M rate + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate of (10.1304% p.a. - 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,248,804	3,298,428	3,205,153
2020 (5)	7	1,700	R$	IPCA + 4.2620% p.a.	1,831	1,780	-
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	74,087	71,507	65,517
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	17,061	16,509	15,080
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate of (11.1291% p.a. - 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	33,616	32,673	30,354
2021 (3)	8	1,236	R$	IPCA + (3.7004% p.a. – 4.3419% p.a.)	1,341	1,305	-
2021	9	7,000	R$	111.0% of CDI rate	7,940	7,742	7,286
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	24,836	24,017	22,117
				IGP-M + (3.9270% p.a. - 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate of (10.3489% p.a. - 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	62,974	61,180	56,823
				IGP-M + (3.5855% p.a. – 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023 (4)	10	688,064	R$	Fixed rate (10.6804% p.a. – 10.8971% p.a.)	740,605	719,936	-

194             Report on Economic and Financial Analysis - December 2013

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Notes to the Consolidated Financial Statements

					R$ thousand
					2013		2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31
CDB pegged to loans:
2014 to 2016	2 to 3	3,961	R$	100.0% of CDI rate	4,623	4,970	6,751
Subtotal in Brazil					26,933,365	26,573,764	26,044,741
Abroad:
2013	10	1,434,750	US$	Rate of 8.75% p.a.	-	1,157,491	1,037,712
2014	10	801,927	Euro	Rate of 8.00% p.a.	737,936	703,626	615,651
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,786,928	1,672,814	1,559,063
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,840,823	3,603,285	3,349,356
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,619,662	2,458,259	2,284,372
Issuance costs on funding					(33,711)	(33,916)	(39,181)
Subtotal abroad					8,951,638	9,561,559	8,806,973
Overall total					35,885,003	36,135,323	34,851,714

(1)   Subordinated debt transactions that matured in January, February, April, May and July 2013;

(2)   Issue of financial notes, of which were issued as follows: (i) R$3,362 thousand in January 2013; (ii) R$3,731 thousand in February 2013; and (iii) R$14,765 thousand in March 2013, maturing in 2019;

(3)   Issue of financial notes, of which were issued as follows: (i) R$736 thousand in January 2013; and (ii) R$500 thousand in March 2013, maturing in 2021;

(4)   Issue of financial notes, of which were issued as follows: (i) R$85,180 thousand in January 2013; (ii) R$498,310 thousand in February 2013; and (iii) R$104,574 thousand in March 2013, maturing in  2023; and

(5)   Issue of financial notes, of which were issued as follows: R$1,700 thousand in March 2013, maturing in 2020.

Bradesco 195

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Notes to the Consolidated Financial Statements

20)    OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Provision for tax risk (Note 18b IV)	7,728,691	16,784,877	15,071,659
Provision for deferred income tax (Note 34f)	3,187,945	4,130,802	7,996,282
Taxes and contributions on profit payable	3,685,703	3,959,519	3,723,933
Taxes and contributions payable	1,247,385	1,052,074	1,137,206
Total	15,849,724	25,927,272	27,929,080

b)   Sundry

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Credit card operations	16,781,768	14,588,493	14,848,920
Civil and labor provisions (Note 18b IV)	6,360,904	6,364,003	6,218,674
Provision for payments	5,226,193	5,500,774	5,176,486
Sundry creditors	6,378,177	6,425,706	5,057,155
Liabilities for acquisition of assets and rights	1,248,129	1,295,255	2,008,253
Liabilities for official agreements	30,819	390,252	67,921
Other (1)	1,942,860	1,479,575	1,319,566
Total	37,968,850	36,044,058	34,696,975

(1)  December 31, 2013 includes provision for collateral, comprising guarantees, sureties, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$337,623 thousand (Note 10g).

196             Report on Economic and Financial Analysis - December 2013

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Notes to the Consolidated Financial Statements

21)  INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3) (5)			Capitalization bonds			Total
	2013		2012	2013		2012	2013		2012	2013		2012
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Current and long-term liabilities
Mathematical reserve for unvested benefits	756,961	943,187	825,848	104,970,618	99,799,217	92,934,504	-	-	-	105,727,579	100,742,404	93,760,352
Mathematical reserve for vested benefits	166,736	191,662	174,118	6,447,716	6,293,796	5,946,677	-	-	-	6,614,452	6,485,458	6,120,795
Mathematical reserve for capitalization bonds	-	-	-	-	-	-	5,215,073	5,056,765	4,731,038	5,215,073	5,056,765	4,731,038
Reserve for claims incurred but not reported (IBNR)	1,370,964	1,356,631	1,281,188	1,185,023	1,228,389	942,521	-	-	-	2,555,987	2,585,020	2,223,709
Unearned premium reserve (4)	3,213,684	3,199,369	2,072,355	263,077	213,560	187,868	-	-	-	3,476,761	3,412,929	2,260,223
Complementary reserve for coverage (5)	-	-	-	1,470,235	5,109,315	5,530,786	-	-	-	1,470,235	5,109,315	5,530,786
Reserve for unsettled claims	3,716,644	3,652,180	3,093,533	1,263,808	1,196,088	1,025,489	-	-	-	4,980,452	4,848,268	4,119,022
Reserve for financial surplus	-	-	-	395,227	388,393	368,032	-	-	-	395,227	388,393	368,032
Reserve for draws and redemptions	-	-	-	-	-	-	600,122	623,838	539,893	600,122	623,838	539,893
Other reserves (5)	1,875,749	2,634,609	2,950,296	3,232,581	1,585,052	1,435,504	84,893	81,614	177,770	5,193,223	4,301,275	4,563,570
Total reserves	11,100,738	11,977,638	10,397,338	119,228,285	115,813,810	108,371,381	5,900,088	5,762,217	5,448,701	136,229,111	133,553,665	124,217,420

Bradesco 197

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Notes to the Consolidated Financial Statements

b)   Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2013		2012	2013		2012	2013		2012	2013		2012
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Health (5)	5,877,726	6,740,112	5,650,060	-	-	-	-	-	-	5,877,726	6,740,112	5,650,060
Auto/RCF	2,721,359	2,791,724	2,698,750	-	-	-	-	-	-	2,721,359	2,791,724	2,698,750
DPVAT/Retrocession	210,426	220,298	154,702	554,609	583,342	341,040	-	-	-	765,035	803,640	495,742
Life	14,834	14,643	15,575	5,543,216	5,284,022	4,884,623	-	-	-	5,558,050	5,298,665	4,900,198
Basic lines	2,276,393	2,210,861	1,878,251	-	-	-	-	-	-	2,276,393	2,210,861	1,878,251
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	19,389,474	18,661,867	17,943,880	-	-	-	19,389,474	18,661,867	17,943,880
Long-Term Life Insurance - VGBL - to be granted	-	-	-	74,053,886	70,076,427	65,020,316	-	-	-	74,053,886	70,076,427	65,020,316
Pension plans (5)	-	-	-	19,687,100	21,208,152	20,181,522	-	-	-	19,687,100	21,208,152	20,181,522
Capitalization bonds	-	-	-	-	-	-	5,900,088	5,762,217	5,448,701	5,900,088	5,762,217	5,448,701
Total technical reserves	11,100,738	11,977,638	10,397,338	119,228,285	115,813,810	108,371,381	5,900,088	5,762,217	5,448,701	136,229,111	133,553,665	124,217,420

(1)  “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio, and in the fourth quarter of 2013 the discount rate was adjusted, so as to reflect the current economic scenario;

(2)  Includes personal insurance and pension plans;

(3)  “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled,” “Reserve for related expenses” and “Other reserves;” and

(4)  As of the first quarter of 2013, in compliance with ANS Normative Resolution 314/12, we reclassified R$774,247 thousand (R$753,652 thousand on September 30, 2013), corresponding to the early recording of premiums, which was deducted from premiums receivable, to “Technical Reserves – Unearned Premium Reserve,” under liabilities; and

(5)  Up to November 2013, as authorized by Susep, an interest rate based on Bank’s own study was used to discount the actuarial liability flow and, consequently, the item "Complementary Reserve for Coverage” reflected the result of this rate. However, as per Susep resolution, since December 2013 the risk-free yield curve (ETTJ) is used, which caused an increase in “Other Technical Reserves” and a decrease in “Complementary Reserve for Coverage”, which resulted in a net reversal of R$2,571,793 thousand in Technical Reserves. Nonetheless, we adjusted to market value the rates of certain securities (NTNs) given as collateral for technical reserves, reflecting Brazil’s current economic scenario, in the amount of R$6,860,597 thousand, recognizing a reduction which practically offset the reversal of technical reserves.

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Notes to the Consolidated Financial Statements

c)   Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2013		2012	2013		2012	2013		2012	2013		2012
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Total technical reserves	11,100,738	11,977,638	10,397,338	119,228,285	115,813,810	108,371,381	5,900,088	5,762,217	5,448,701	136,229,111	133,553,665	124,217,420
(-) Loading on insurance sales – extended guarantee	(213,353)	(138,436)	(34,822)	-	-	-	-	-	-	(213,353)	(138,436)	(34,822)
(-) Portion corresponding to contracted reinsurance	(841,829)	(827,723)	(865,364)	(6,048)	(7,074)	(9,730)	-	-	-	(847,877)	(834,797)	(875,094)
(-) Deposits retained at IRB and court deposits	(2,330)	(8,179)	(23,484)	(54,704)	(53,676)	(59,436)	-	-	-	(57,034)	(61,855)	(82,920)
(-) Receivables	(775,873)	(808,675)	(750,921)	-	-	-	-	-	-	(775,873)	(808,675)	(750,921)
(-) Unearned premium reserve – Health Insurance (1)	(774,247)	(753,652)	-	-	-	-	-	-	-	(774,247)	(753,652)	-
(-) Reserves from DPVAT agreements	(203,994)	(213,929)	(148,167)	(550,668)	(579,156)	(338,049)	-	-	-	(754,662)	(793,085)	(486,216)
To be insured	8,289,112	9,227,044	8,574,580	118,616,865	115,173,904	107,964,166	5,900,088	5,762,217	5,448,701	132,806,065	130,163,165	121,987,447
Investment fund quotas (VGBL and PGBL)	-	-	-	93,443,359	88,738,294	82,964,196	-	-	-	93,443,359	88,738,294	82,964,196
Investment fund quotas (excluding VGBL and PGBL)	6,155,469	3,233,527	2,452,318	20,251,406	15,609,846	13,297,865	3,602,178	3,394,508	3,148,904	30,009,053	22,237,881	18,899,087
Government securities	3,486,879	6,527,460	6,691,646	5,281,167	9,448,779	10,174,124	1,978,141	2,027,321	2,014,443	10,746,187	18,003,560	18,880,213
Private securities	101,109	104,310	105,279	194,651	202,429	212,432	95,610	94,504	114,383	391,370	401,243	432,094
Shares	5,029	5,859	4,710	1,048,629	1,443,174	1,504,244	388,824	271,223	370,971	1,442,482	1,720,256	1,879,925
Total technical reserve guarantees	9,748,486	9,871,156	9,253,953	120,219,212	115,442,522	108,152,861	6,064,753	5,787,556	5,648,701	136,032,451	131,101,234	123,055,515

(1)  Deduction set forth in Article 4 of ANS Resolution 314/12.

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d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Written premiums	5,958,188	6,093,004	23,177,258	19,946,059
Pension plan contributions (including VGBL)	7,317,234	3,838,473	22,307,218	20,870,225
Capitalization bond income	1,295,469	1,234,398	4,638,788	3,834,155
Granted coinsurance premiums	(35,222)	(41,855)	(153,485)	(198,284)
Refunded premiums	(44,369)	(54,897)	(218,195)	(143,905)
Net written premiums	14,491,300	11,069,123	49,751,584	44,308,250
Reinsurance premiums	(61,433)	(62,501)	(225,581)	(297,351)
Insurance, pension plan and capitalization bond retained premiums	14,429,867	11,006,622	49,526,003	44,010,899

22)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Banco Bradesco BBI S.A.	131,205	132,282	123,903
Other (1)	474,230	459,358	464,291
Total	605,435	591,640	588,194

(1)   Mainly related to the non-controlling interest in Odontoprev S.A.

23)  SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2013		2012
	December 31	September 30	December 31
Common shares	2,103,637,129	2,103,637,129	1,912,397,390
Preferred shares	2,103,636,910	2,103,636,910	1,912,397,191
Subtotal	4,207,274,039	4,207,274,039	3,824,794,581
Treasury (common shares)	(2,898,610)	(2,898,610)	(2,635,100)
Treasury (preferred shares)	(7,866,270)	(7,630,270)	(4,786,700)
Total outstanding shares	4,196,509,159	4,196,745,159	3,817,372,781

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2012	1,909,762,290	1,907,610,491	3,817,372,781
Capital increase through share issue – 10% bonus (1)	191,239,739	191,239,719	382,479,458
Increase in treasury shares – 10% bonus	(263,510)	(478,670)	(742,180)
Shares acquired and not cancelled	-	(2,600,900)	(2,600,900)
Number of outstanding shares as at December 31, 2013	2,100,738,519	2,095,770,640	4,196,509,159

(1)   Paid to shareholders of record as at March 25, 2013.

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The Special Shareholders’ Meeting held on March 11, 2013 deliberated on the capital increase of R$8,000,000 thousand, from R$30,100,000 thousand to R$38,100,000 thousand, through the capitalization of a portion of the “Profit Reserves – Statutory Reserve” account, in compliance with Article 169 of Law 6404/76, with a 10% stock bonus, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares, paid free of charge to shareholders as bonus, at the proportion of one (1) new share for every ten (10) new shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 25, 2013.

Simultaneously to the operation in the Brazilian Market and at the same proportion, the ADRs – American Depositary Receipts at the U.S. Market (NYSE) and GDRs – Global Depositary Receipts at the European Market (Latibex) were granted bonuses, and shareholders received one (1) new DR for every ten (10) DRs they held as at March 28, 2013.

c)     Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6404/76, amended by Law 10303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on March 11, 2013 approved the Board of Executive Officers’ proposal to maintain the monthly interest on shareholders’ equity at R$0.018817992 (net of 15% withholding income tax - R$0.015995293) per common share and R$0.020699791 (net of 15% withholding income tax - R$0.017594822) per preferred share, as of the payment of interest on shareholders' equity for April 2013, made on May 2, 2013. The amounts paid monthly to shareholders increased by 10% after the inclusion of new shares in shareholders’ positions.

The Board of Directors’ Meeting held on June 27, 2013 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2013, for the amount of R$830,000 thousand, at R$0.188253558 (net of 15% withholding income tax - R$0.160015524) per common share and R$0.207078914 (net of 15% withholding income tax - R$0.176017077) per preferred share, which was paid on July 18, 2013.

The Board of Directors’ Meeting held on December 23, 2013 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2013, for the amount of R$1,421,300 thousand, at R$0.322576529 (net of 15% withholding income tax - R$0.274190050) per common share and R$0.354834182 (net of 15% withholding income tax - R$0.301609055) per preferred share, which will be paid on March 7, 2014.

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Interest on shareholders’ equity and dividends for 2013 is calculated as follows:

	R$ thousand	% (1)
Net income for the year	12,011,028
(-) Legal reserve	(600,551)
Adjusted calculation basis	11,410,477
Monthly, interim and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	3,224,050
Withholding income tax on interest on shareholders’ equity	(483,608)
Supplementary dividends provisioned	853,858
Interest on shareholders’ equity (net) and dividends in 2013	3,594,300	31.50
Interest on shareholders’ equity (net) and dividends in 2012	3,405,802	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity and dividends were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid / recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid / recorded in provision
	Common shares	Preferred shares
Monthly dividends paid	0.091609	0.100770	367,208	-	367,208
Monthly interest on shareholders’ equity paid	0.112908	0.124199	452,558	67,884	384,674
Interim interest on shareholders’ equity paid	0.188185	0.207003	754,349	113,152	641,197
Supplementary interest on shareholders’ equity paid	0.512558	0.563814	2,054,400	308,160	1,746,240
Supplementary dividends paid	0.066485	0.073134	266,483	-	266,483
Total on December 31, 2012 YTD	0.971745	1.068920	3,894,998	489,196	3,405,802
Monthly interest on shareholders’ equity paid (1)	0.225815	0.248397	972,752	145,913	826,839
Interim interest on shareholders’ equity paid (1) (2)	0.188254	0.207078	829,998	124,500	705,498
Supplementary interest on shareholders’ equity provisioned (1)(3)	0.322576	0.354834	1,421,300	213,195	1,208,105
Supplementary dividends provisioned (1)(3)	0.193790	0.213169	853,858	-	853,858
Total on December 31, 2013 YTD	0.930435	1.023478	4,077,908	483,608	3,594,300

(1) Including the 10% stock bonus in March 2013;

(2) Paid on July 18, 2013; and

(3) To be paid on March 7, 2014.

d)    Treasury shares

The Board of Directors’ Meeting held on December 20, 2012 resolved to renew the term for the share buyback, based on the previous conditions. It was valid up to June 26, 2013. The Board of Directors’ Meeting held on June 25, 2013 resolved to renew the term for the share buyback, based on the previous conditions. It is valid until June 26, 2014.

A total of 2,898,610 common shares and 7,866,270 preferred shares had been acquired, totaling R$269,093 thousand up to December 31, 2013, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.41203 and R$27.14350, respectively, and R$26.10848, R$27.36069 and R$33.12855 per preferred share, respectively. The fair value was R$31.95 per common share and R$29.09 per preferred share on December 31, 2013.

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24)    FEE AND COMMISSION INCOME

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Credit card income	1,873,582	1,755,010	6,876,661	5,753,905
Checking account	952,614	933,269	3,607,887	3,244,851
Asset management	588,661	603,624	2,323,521	2,172,447
Loans	598,420	554,148	2,244,882	2,091,032
Collections	379,971	380,555	1,471,005	1,313,665
Consortium management	196,262	182,385	722,462	613,234
Underwriting / financial advisory services	153,191	69,340	568,402	516,556
Custody and brokerage services	123,885	126,690	510,785	482,883
Payments	86,593	87,424	353,265	318,798
Other	203,333	216,024	780,729	562,470
Total	5,156,512	4,908,469	19,459,599	17,069,841

25)    PAYROLL AND RELATED BENEFITS

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Payroll	1,552,086	1,552,440	6,017,209	5,683,536
Benefits	711,233	679,317	2,701,970	2,523,090
Social security charges	606,975	594,994	2,293,667	2,166,482
Employee profit sharing	317,887	275,708	1,115,330	1,030,896
Provision for labor claims	222,445	209,896	806,257	649,892
Training	54,577	33,197	126,836	132,596
Total	3,465,203	3,345,552	13,061,269	12,186,492

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26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Outsourced services	1,063,462	900,261	3,665,502	3,407,910
Depreciation and amortization	460,220	442,369	1,746,523	1,611,411
Communication	413,399	399,368	1,608,216	1,661,941
Data processing	352,248	329,952	1,297,411	1,115,347
Transport	213,274	214,966	832,345	867,130
Rental	212,908	209,355	830,841	781,169
Advertising and marketing	299,688	162,713	792,519	798,490
Financial system services	177,740	186,591	732,381	655,972
Asset maintenance	177,216	168,298	661,094	607,926
Security and surveillance	131,226	123,968	494,585	428,023
Supplies	83,446	81,093	310,151	322,168
Water, electricity and gas	54,627	51,014	224,990	254,239
Travel	38,889	38,144	138,011	138,882
Other	252,459	292,567	1,094,935	1,066,739
Total	3,930,802	3,600,659	14,429,504	13,717,347

27)    TAX EXPENSES

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Contribution for Social Security Financing (Cofins)	757,761	648,772	2,744,974	2,761,145
Social Integration Program (PIS) contribution	140,493	122,738	489,975	466,780
Tax on Services (ISS)	139,663	132,000	531,829	476,679
Municipal Real Estate Tax (IPTU) expenses	10,544	10,903	53,883	49,437
Other	47,965	49,637	208,301	296,103
Total	1,096,426	964,050	4,028,962	4,050,144

28)    OTHER OPERATING INCOME

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Other interest income	435,053	445,613	1,596,283	1,547,733
Reversal of other operating provisions (1)	2,083,799	140,252	2,615,863	471,752
Gains on sale of goods	19,504	26,707	87,626	72,327
Revenues from recovery of charges and expenses	40,285	25,070	110,905	177,064
Other	220,055	232,028	983,575	994,739
Total	2,798,696	869,670	5,394,252	3,263,615

(1)    The fourth quarter of 2013 and December 31, 2013 YTD comprise mainly the effect of the reversal of provision previously recorded, relating to the adhesion to the tax liability installment and cash payment program, in the amount of R$1,949,763 thousand (Note 18b III).

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29)    OTHER OPERATING EXPENSES

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Other finance costs	1,060,284	1,176,541	4,363,067	3,948,057
Sundry losses	396,761	427,358	1,628,011	1,633,656
Commissions on loans and financing	348,340	354,955	1,355,198	1,150,802
Discount granted	272,203	300,612	1,073,612	1,109,720
Intangible assets amortization	249,673	218,740	922,438	868,711
Goodwill amortization (Note 15a)	29,154	49,168	210,901	1,425,608
Other (1) (2)	976,593	225,299	1,864,837	2,111,714
Total	3,333,008	2,752,673	11,418,064	12,248,268

(1)  The fourth quarter of 2013 and December 31, 2013 YTD include impairment test expenses totaling R$104,606 thousand (R$581,436 thousand on December 31, 2012 YTD); and

(2)  The fourth quarter of 2013 and December 31, 2013 YTD include, basically: (i) change in the methodology to record the provision for the credit card loyalty program, in the amount of R$219,423 thousand; and (ii) provision for collateral, comprising guarantees, sureties, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, in the amount of R$337,623 thousand (Note 10h).

30)    NON-OPERATING INCOME (LOSS)

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Gain/loss on sale and write-off of assets and investments (1)	(114,883)	(80,383)	(126,959)	613,960
Recording/reversal of non-operating provisions	(48,710)	(53,028)	(183,347)	(156,070)
Others	7,139	29,399	67,973	41,699
Total	(156,454)	(104,012)	(242,333)	499,589

(1)   Including: (i) gain/loss on sale of BM&FBovespa shares in the fourth quarter of 2013, amounting to R$32,735 thousand (R$30,247 thousand in the third quarter of 2013) and R$211,379 thousand in December 2013 YTD, and (ii) gain/loss on sale of Serasa shares in December 2012 YTD, amounting to R$793,360 thousand, and on sale of Cetip shares, totaling R$29,205 thousand.

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31)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2013		2012	2013			2012
	December 31	September 30	December 31	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(724,226)	(512,815)	(735,902)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(533,391)	(377,687)	(541,990)	-	-	-	-
Fundação Bradesco	(190,835)	(135,128)	(193,912)	-	-	-	-
Demand deposits/Savings accounts:	(19,426)	(19,945)	(17,057)	(180)	(153)	(602)	(471)
BBD Participações S.A.	(3)	(2)	(5)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(11)	(9)	(9)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(10)	(8)	(7)	-	-	-	-
Key Management Personnel	(19,402)	(19,926)	(17,036)	(180)	(153)	(602)	(471)
Time deposits:	(140,390)	(132,026)	(164,099)	(1,932)	(1,688)	(6,920)	(10,507)
Cidade de Deus Companhia Comercial de Participações	(61,332)	(39,848)	(24,975)	(18)	(13)	(51)	(207)
Key Management Personnel	(79,058)	(92,178)	(139,124)	(1,914)	(1,675)	(6,869)	(10,300)
Federal funds purchased and securities sold under agreements to repurchase:	(812,459)	(772,097)	(233,551)	(17,972)	(16,880)	(48,557)	(21,995)
Cidade de Deus Companhia Comercial de Participações	(657,308)	(566,993)	-	(13,699)	(11,743)	(31,077)	-
BBD Participações S.A.	(1,715)	(8,606)	-	(168)	(884)	(1,448)	-
Key Management Personnel	(153,436)	(196,498)	(233,551)	(4,105)	(4,253)	(16,032)	(21,995)
Funds from issuance of securities:	(564,862)	(542,950)	(374,709)	(11,941)	(9,289)	(36,113)	(30,530)
Key Management Personnel	(564,862)	(542,950)	(374,709)	(11,941)	(9,289)	(36,113)	(30,530)
Rental of branches:	-	-	-	(352)	(352)	(1,408)	(1,302)
Fundação Bradesco	-	-	-	(352)	(352)	(1,408)	(1,302)
Subordinated debts:	(754)	(737)	(698)	(17)	(15)	(56)	(2,258)
Fundação Bradesco	(754)	(737)	(698)	(17)	(15)	(56)	(1,625)
Cidade de Deus Companhia Comercial de Participações	-	-	-	-	-	-	(633)

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b)  Compensation for key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2013, the maximum amount of R$337,100 thousand was set for Management compensation and R$332,100 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date. This procedure complies with CMN Resolution 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Salaries	81,192	81,364	326,132	336,912
INSS contributions	18,100	18,278	73,123	75,510
Total	99,292	99,642	399,255	412,422

Post-employment benefits

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Defined contribution supplementary pension plans	80,413	80,399	322,926	324,132
Total	80,413	80,399	322,926	324,132

Bradesco does not offer long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution 3989/11, to its key Management personnel.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

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II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2013		2012
	December 31	September 30	December 31
● Common shares	0.73%	0.73%	0.73%
● Preferred shares	1.02%	0.99%	1.00%
● Total shares (1)	0.87%	0.86%	0.86%

(1)  On December 31, 2013, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.10% of common shares, 1.06% of preferred shares and 2.08% of all shares.

32)    FINANCIAL INSTRUMENTS

a)    Fair value

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursuit of best practices. For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty for their respective financial obligations under agreed terms, as well as to the reduction of the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantages in renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

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Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with independently monitored limits.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

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Below is the statement of financial position by currency

	R$ thousand
	2013				2012
	December 31			September 30	December 31
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	892,495,713	831,636,337	60,859,376	58,690,204	51,782,498
Funds available	12,196,309	9,231,929	2,964,380	3,719,201	3,146,597
Interbank investments	135,456,338	131,873,410	3,582,928	2,066,561	1,619,256
Securities and derivative financial instruments	313,327,500	300,780,636	12,546,864	12,404,654	12,192,021
Interbank and interdepartmental accounts	56,995,476	56,995,476	-	-	-
Loans and leasing	276,107,829	243,034,215	33,073,614	28,965,380	26,636,996
Other receivables and assets	98,412,261	89,720,671	8,691,590	11,534,408	8,187,628
Permanent assets	15,643,572	15,599,833	43,739	39,985	42,078
Investments	1,830,388	1,830,037	351	344	325
Premises and equipment and leased assets	4,667,245	4,652,334	14,911	14,629	15,811
Intangible assets	9,145,939	9,117,462	28,477	25,012	25,942
Total	908,139,285	847,236,170	60,903,115	58,730,189	51,824,576

Liabilities
Current and long-term liabilities	835,917,315	763,968,021	71,949,294	71,254,165	65,586,848
Deposits	218,063,045	192,904,171	25,158,874	26,561,970	23,713,560
Federal funds purchased and securities sold under agreements to repurchase	256,278,796	254,012,517	2,266,279	2,205,428	3,925,918
Funds from issuance of securities	57,653,993	46,179,146	11,474,847	11,474,811	14,188,239
Interbank and interdepartmental accounts	6,863,668	4,992,425	1,871,243	1,833,799	1,593,626
Borrowing and onlending	56,094,852	40,448,721	15,646,131	12,391,925	8,433,743
Derivative financial instruments	1,808,500	1,461,776	346,724	356,159	298,041
Technical reserve for insurance, pension plans and capitalization bonds	136,229,111	136,228,035	1,076	1,103	1,099
Other liabilities:
- Subordinated debt	35,885,003	26,933,365	8,951,638	9,561,559	8,806,973
- Other	67,040,347	60,807,865	6,232,482	6,867,411	4,625,649
Deferred income	676,733	676,733	-	-	-
Non-controlling interests in subsidiaries	605,435	605,435	-	-	-
Shareholders’ equity	70,939,802	70,939,802	-	-	-
Total	908,139,285	836,189,991	71,949,294	71,254,165	65,586,848
Net position of assets and liabilities			(11,046,179)	(12,523,976)	(13,762,272)
Net position of derivatives (2)			(11,555,704)	(6,797,966)	(5,643,860)
Other net off-balance-sheet accounts (3)			(170,905)	91,879	(47,668)
Net exchange position (liability)			(22,772,788)	(19,230,063)	(19,453,800)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

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Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand
	2013		2012
	December 31	September 30	December 31
Fixed rates	18,626	36,461	24,793
Exchange coupon	4,999	9,412	7,053
Foreign currency	10,387	6,701	14,322
IGP-M/IPCA	15,158	9,033	29,025
Equities	476	756	4,640
Sovereign/Eurobonds and Treasuries	6,310	6,396	9,395
Other	1,055	1,412	1,868
Correlation/diversification effect	(16,069)	(28,365)	(36,197)
VaR (Value at Risk)	40,942	41,806	54,899

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. Also, due to our strong presence in the insurance and pension plan market, most of the assets are adjusted for price indexes, linked to the corresponding technical reserves.

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Notes to the Consolidated Financial Statements

Sensitivity Analysis - Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2013						2012
		December 31			September 30			December 31
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(7,177)	(1,942,202)	(3,739,065)	(7,525)	(1,919,121)	(3,643,803)	(11,099)	(2,128,929)	(4,115,092)
Price indexes	Exposure subject to variations in price index coupon rates	(14,665)	(2,100,989)	(3,876,937)	(16,969)	(2,150,739)	(3,979,143)	(22,273)	(1,902,223)	(3,448,019)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(371)	(49,769)	(91,023)	(616)	(73,880)	(136,883)	(661)	(58,363)	(109,978)
Foreign currency	Exposure subject to exchange variations	(11,161)	(253,210)	(482,709)	(4,166)	(72,975)	(120,780)	(11,347)	(164,807)	(305,127)
Equities	Exposure subject to variation in stock prices	(22,002)	(550,045)	(1,100,090)	(18,422)	(453,263)	(905,578)	(19,079)	(469,601)	(934,884)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(764)	(50,300)	(96,883)	(1,413)	(87,560)	(169,680)	(1,115)	(44,355)	(87,136)
Other	Exposure not classified in previous definitions	(397)	(9,939)	(19,877)	(158)	(3,980)	(7,960)	(82)	(2,056)	(4,112)
Total excluding correlation of risk factors		(56,537)	(4,956,454)	(9,406,584)	(49,269)	(4,761,518)	(8,963,827)	(65,656)	(4,770,334)	(9,004,348)
Total including correlation of risk factors		(39,608)	(4,078,197)	(7,698,477)	(35,152)	(3,996,258)	(7,477,156)	(36,642)	(3,712,361)	(6,979,548)

(1)  Amounts net of tax.

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Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly looks for market dynamism to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis - Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2013						2012
		December 31			September 30			December 31
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(1,161)	(314,600)	(610,764)	(1,169)	(301,752)	(580,956)	(1,596)	(300,144)	(577,467)
Price indexes	Exposure subject to variations in price index coupon rates	(714)	(101,267)	(196,397)	(358)	(46,051)	(89,573)	(2,864)	(256,727)	(489,707)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(378)	(51,033)	(93,293)	(587)	(72,050)	(133,240)	(649)	(55,701)	(104,875)
Foreign currency	Exposure subject to exchange variations	(6,050)	(148,787)	(297,318)	(953)	(27,996)	(56,832)	(12,312)	(216,083)	(418,084)
Equities	Exposure subject to variation in stock prices	(920)	(23,008)	(46,016)	(1,060)	(23,502)	(46,752)	(1,537)	(31,882)	(60,427)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(590)	(43,582)	(83,593)	(668)	(44,918)	(86,497)	(1,001)	(41,733)	(81,194)
Other	Exposure not classified in previous definitions	(20)	(505)	(1,010)	(191)	(4,815)	(9,630)	(49)	(1,232)	(2,464)
Total excluding correlation of risk factors		(9,833)	(682,782)	(1,328,391)	(4,986)	(521,084)	(1,003,480)	(20,008)	(903,502)	(1,734,218)
Total including correlation of risk factors		(7,434)	(509,080)	(991,248)	(1,666)	(331,675)	(634,185)	(13,585)	(580,483)	(1,111,507)

(1)  Amounts net of tax.

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Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:    Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example, in the scenario applied to positions on December 31, 2013, the Real/Dollar exchange rate was R$2.39. The rate applied on the positions on December 31, 2013 was 10.59% p.a. for the 1-year fixed interest rate scenario;

Scenario 2:    25% stresses were determined based on market information. For instance, in the scenario applied to positions on December 31, 2013, the Real/Dollar exchange rate was R$2.95. For the interest rate scenario, the 1-year fixed interest rate applied to positions on December 31 was 13.23% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices; and

Scenario 3:    50% stresses were determined based on market information. For instance, in the scenario applied to positions on December 31, 2013, the Real/Dollar exchange rate was R$3.54. For the interest rate scenario, the 1-year fixed interest rate applied to positions on December 31, 2013 was 15.87% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. As part of the criteria and procedures approved, the Organization also establishes a minimum liquidity reserve to be recorded daily and the types of assets eligible for making up the resources available. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

The liquidity risk is managed in a corporate and centralized manner, by daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations.

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Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	522,033,466	84,866,863	61,758,584	223,836,800	-	892,495,713
Funds available	12,196,309	-	-	-	-	12,196,309
Interbank investments (2)	128,745,222	2,127,459	3,761,122	822,535	-	135,456,338
Securities and derivative financial instruments (1) (2)	257,506,527	3,028,874	4,267,061	48,525,038	-	313,327,500
Interbank and interdepartmental accounts	56,411,850	-	-	583,626	-	56,995,476
Loan and leasing	28,186,046	64,261,728	45,629,931	138,030,124	-	276,107,829
Other receivables and assets	38,987,512	15,448,802	8,100,470	35,875,477	-	98,412,261
Permanent assets	249,603	1,255,566	1,515,834	9,715,495	2,907,074	15,643,572
Investments	-	-	-	-	1,830,388	1,830,388
Premises and equipment	62,066	310,324	372,389	3,517,040	405,426	4,667,245
Intangible assets	187,537	945,242	1,143,445	6,198,455	671,260	9,145,939
Total on December 31, 2013	522,283,069	86,122,429	63,274,418	233,552,295	2,907,074	908,139,285
Total on September 30, 2013	529,678,634	88,953,227	55,141,993	230,943,553	2,976,719	907,694,126
Total on December 31, 2012	495,127,151	100,217,648	51,751,930	229,321,312	2,674,137	879,092,178

Liabilities
Current and long-term liabilities	493,543,869	85,950,279	48,027,066	208,396,101	-	835,917,315
Deposits (3)	134,999,632	18,404,393	12,940,895	51,718,125	-	218,063,045
Federal funds purchased and securities sold under agreements to repurchase (2)	192,050,191	36,479,828	11,213,846	16,534,931	-	256,278,796
Funds from issuance of securities	2,855,025	9,289,359	8,634,955	36,874,654	-	57,653,993
Interbank and interdepartmental accounts	6,863,668	-	-	-	-	6,863,668
Borrowing and onlending	3,254,745	14,394,254	8,949,124	29,496,729	-	56,094,852
Derivative financial instruments	460,186	429,720	191,962	726,632	-	1,808,500
Technical reserves for insurance, pension plans and capitalization bonds (3)	107,947,909	3,455,535	1,338,090	23,487,577	-	136,229,111
Other liabilities:
- Subordinated debts	159,428	770	2,421,701	33,303,104	-	35,885,003
- Other	44,953,085	3,496,420	2,336,493	16,254,349	-	67,040,347
Deferred income	676,733	-	-	-	-	676,733
Non-controlling interests in subsidiaries	-	-	-	-	605,435	605,435
Shareholders’ equity	-	-	-	-	70,939,802	70,939,802
Total on December 31, 2013	494,220,602	85,950,279	48,027,066	208,396,101	71,545,237	908,139,285
Total on September 30, 2013	489,571,369	78,491,572	49,475,855	222,530,298	67,625,032	907,694,126
Total on December 31, 2012	450,962,629	99,715,386	41,417,556	216,360,954	70,635,653	879,092,178
Net assets on December 31, 2013 YTD	28,062,467	28,234,617	43,481,969	68,638,163	-	-
Net assets on September 30, 2013 YTD	40,107,265	50,568,920	56,235,058	64,648,313	-	-
Net assets on December 31, 2012 YTD	44,164,522	44,666,784	55,001,158	67,961,516	-	-

(1)    Investments in investment funds are classified as 1 to 30 days;

(2)    Repurchase agreements are classified according to the maturity of the transactions; and

(3)    Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising VGBL and PGBL products are classified as 1 to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes Strategy and Reputation Risk.

Operational risk management is essential to generate added value. Risk is controlled centrally through identification, measurement, mitigation plans and monitoring, on a consolidated basis and for each of the Organization’s companies.

Among plans to mitigate operational risk, the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

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Notes to the Consolidated Financial Statements

Below is the Capital Adequacy Ratio:

Calculation basis - Capital Adequacy Ratio	R$ thousand
	Capital Adequacy Ratio (Basel III)	Capital Adequacy Ratio (Basel II)
	2013	2013		2012
	December 31	September 30		December 31
	Financial (1)	Financial	Economic-financial	Financial	Economic-financial
Tier I capital	70,808,081	71,631,969	71,962,106	65,887,034	66,195,362
Principal capital	70,808,081	71,631,969	71,962,106	65,887,034	66,195,362
Shareholders’ equity	70,939,802	67,033,392	67,033,392	70,047,459	70,047,459
Non-controlling interests	197,679	195,712	591,640	189,066	588,194
Prudential adjustments - CMN Resolution 4192/13 (2)	(329,400)	-	-	-	-
Reduction of deferred assets - CMN Resolution 3444/07(2)	-	(104,846)	(170,637)	(120,784)	(211,584)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives - CMN Resolution 3444/07 (2)	-	4,507,711	4,507,711	(4,228,707)	(4,228,707)
Tier II capital	24,995,582	21,233,626	21,233,626	30,866,449	30,866,449
Total gains/losses of adjustments to fair value in available for sale and derivatives - CMN Resolution 3444/07 (2)	-	(4,507,711)	(4,507,711)	4,228,707	4,228,707
Subordinated debt (3)	24,995,582	25,741,337	25,741,337	26,637,742	26,637,742
Deduction of instruments for funding - CMN Resolution 3444/07 (2)	-	(131,872)	(131,872)	(128,153)	(128,153)
Capital (a)	95,803,663	92,733,723	93,063,860	96,625,330	96,933,658
- Credit risk	526,108,312	490,011,580	482,335,894	508,590,459	503,135,607
- Market risk	27,333,949	51,360,822	51,360,822	65,807,465	66,188,180
- Operational risk	23,334,834	23,334,834	33,100,324	23,120,659	31,196,694
Risk-weighted assets – RWA (b) (4)	576,777,095	564,707,235	566,797,040	597,518,584	600,520,480
Capital adequacy ratio (a/ b)	16.6%	16.4%	16.4%	16.2%	16.1%
Tier I capital	12.3%	12.6%	12.7%	11.0%	11.0%
Common equity	12.3%	12.6%	12.7%	11.0%	11.0%
Tier II capital	4.3%	3.8%	3.7%	5.2%	5.1%

(1)     As of October 2013, capital is calculated as per CMN Resolution 4192/13, which establishes that calculation is based on the “Financial Consolidated;”

(2)     Criteria used as of October 2013, pursuant to CMN Resolution 4192/13;

(3)     Until September 2013, the amounts are calculated pursuant to CMN Resolution 3444/07 and, as of October 2013, the amounts are calculated pursuant to CMN Resolution 4192/13; and

(4)     For comparison purposes, we adjusted the “Allocation of minimum required capital” from prior periods, given that we now report the portions relating to “Risk weighted asset – RWA.”

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Notes to the Consolidated Financial Statements

b)    Fair value

The book value, net of loss provisions on the main financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement			In shareholders’ equity
	2013		2013		2012	2013		2012
	December 31		December 31	September 30	December 31	December 31	September 30	December 31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	313,327,500	314,804,186	(274,411)	(2,932,597)	12,530,549	1,476,686	1,753,311	2,618,956
- Adjustment of available-for-sale securities (Note 8 cII) (1)			(1,751,097)	(4,685,908)	9,911,593	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			1,476,686	1,753,311	2,618,956	1,476,686	1,753,311	2,618,956
Loan and leasing (Notes 2, 3g and 10) (2)	323,061,169	322,272,437	(788,732)	(564,752)	1,670,767	(788,732)	(564,752)	1,670,767
Investments (Notes 3j and 13) (3)	1,830,388	17,007,301	15,176,913	14,063,256	12,042,266	15,176,913	14,063,256	12,042,266
Treasury shares (Note 23d)	269,093	321,440	-	-	-	52,347	69,532	60,483
Time deposits (Notes 3n and 16a)	95,762,908	95,414,285	348,623	336,978	193,401	348,623	336,978	193,401
Funds from issuance of securities (Note 16c)	57,653,993	57,778,133	(124,140)	(158,789)	(194,078)	(124,140)	(158,789)	(194,078)
Borrowing and onlending (Notes 17a and 17b)	56,094,852	56,217,841	(122,989)	(171,028)	134,504	(122,989)	(171,028)	134,504
Subordinated debts (Note 19)	35,885,003	36,232,216	(347,213)	(537,882)	(1,497,435)	(347,213)	(537,882)	(1,497,435)
Unrealized gains excluding tax			13,868,051	10,035,186	24,879,974	15,671,495	14,790,626	15,028,864

(1)  Unrealized gains on December 31, 2013 include mark-to-market accounting of securities reclassified from “Available-for-sale securities" to “Held-to-maturity securities,” totaling R$479,358 thousand, recorded under Shareholders’ Equity;

(2)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(3)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA).

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Notes to the Consolidated Financial Statements

Determination of the fair value of financial instruments:

•   Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, estimate amounts are based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•   Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•   Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

b)     Capital management

The Capital Management structure aims at providing conditions to monitor and control capital, contributing to the achievement of Organization’s strategic goals and objectives. It takes into consideration the business environment and a prospective and consistent outlook of capital sufficiency planning. This structure is composed of a Non-Statutory Committee and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The process of assessing capital adequacy is carried out so as to ensure that the Organization has a solid capital base to support development of activities and cope with risk, either in normal or in extreme market conditions, as well as meeting capital regulatory requirements.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a unrestricted benefit pension plan (PGBL) for employees and directors which is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIES.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

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Notes to the Consolidated Financial Statements

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec).

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

As of December 31, 2012, in accordance with CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using a real interest rate that reflects the new real interest rate scenario, recognizing their obligations in the financial statements.

Below are the main assumptions used by the independent actuary during the actuarial valuation of our plans, as per CPC 33 (R1):

Risk factors	On December 31
	2013	2012
Nominal discount rate	12.22% p.a.	8.68% p.a.
Minimum nominal rate of return of assets	12.22% p.a.	8.68% p.a.
Nominal rate of future raise in salaries	5.40% p.a.	4.50% p.a.
Nominal rate of increase in social security and pension plan benefits	5.40% p.a.	4.50% p.a.
Inflation rate	5.40% p.a.	4.50% p.a.
Biometric table - mortality	AT2000	AT2000
Biometric table - disability	Per Plan	Per Plan
Expected turnover rate	-	-
Retirement probability	100% at the first time the person is entitled to receive a benefit from the plan	100% at the first time the person is entitled to receive a benefit from the plan

Based on the assumptions above and in accordance with CPC 33 (R1), the present value of actuarial liabilities of the benefit plans and its assets to cover these liabilities, on December 31, 2013, represented: (i) plan’s net assets amounting to R$995,591 thousand (R$1,137,588 thousand on December 31, 2012); (ii) actuarial liabilities amounting to R$1,082,613 thousand (R$1,389,605 thousand on December 31, 2012); and (iii) deficiency amounting to R$87,022 thousand (deficiency of R$252,017 thousand on December 31, 2012).

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Below is the sensitivity analysis of the benefit plan obligations, showing the impact on the actuarial exposure (12.22% p.a.) due to the 1 p.p. change in the discount rate assumption:

Discount rate	Sensitivity analysis	Effect on actuarial liabilities	Effect on the present value of obligations
13.22%	Increase of 1 p.p.	decrease	(102,197)
11.22%	Decrease of 1 p.p.	increase	122,267

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Notes to the Consolidated Financial Statements

Bradesco’s foreign branches and subsidiaries provide their employees and directors with a pension plan in accordance with standards set locally by the authorities accumulating funds throughout the participant’s career.

Expenses relating to contributions made in the year ended December 31, 2013 totaled R$622,160 thousand (R$590,907 thousand in 2012) and R$163,931 thousand in the fourth quarter of 2013 (R$150,329 thousand in the third quarter of 2013).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, whose expenses, including the aforementioned contributions, amounted to R$2,828,806 thousand in 2013 (R$2,655,686 thousand in 2012) and R$765,810 thousand in the fourth quarter of 2013 (R$712,514 thousand in the third quarter of 2013).

34)   INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Income before income tax and social contribution	1,825,768	4,587,070	14,150,289	14,334,815
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(730,307)	(1,834,828)	(5,660,116)	(5,733,926)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	10,316	803	17,206	59,260
Non-deductible expenses, net of non-taxable income (2)	656,718	(114,014)	328,737	(501,058)
Prior-period tax credits (3)	462,270	-	462,270	1,465,377
Interest on shareholders’ equity (paid and payable)	328,096	324,305	1,289,620	1,304,523
Other amounts (4)	545,002	122,916	1,520,470	519,758
Income tax and social contribution for the period	1,272,095	(1,500,818)	(2,041,813)	(2,886,066)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11727/08, remaining at 9% for other companies (Note 3h);

(2)  Includes tax effect arising from the adhesion to the tax liability installment payment program, with amnesty for settlement of tax liabilities managed by the Brazilian Federal Revenue Service (RFB) and the Office of the General Counsel to the National Treasury (PGFN), set forth by Law 12865/13;

(3)  Tax credits from the investment acquisition operation, totaling R$$462.270 thousand, were recorded in the fourth quarter of 2013 and December 31, 2013 YTD, given that they already comply with regulatory aspects and have effective perspectives of realization, in accordance with studies and analyses prepared by Management; and

(4)  Primarily includes the exchange variation on investments made abroad and bringing the effective social contribution rate to the (40%) rate.

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b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2013			2012
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Current taxes:
Income tax and social contribution payable	1,332,149	(1,926,107)	(6,112,249)	(6,934,713)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	(3,311,880)	565,754	1,259,971	2,651,565
Use of opening balances of:
Social contribution loss	137,246	(64,677)	(132,577)	(152,120)
Income tax loss	17,107	(90,138)	(215,049)	(179,008)
Prior-period tax credits:
Social contribution loss	-	-	-	545,699
Income tax loss	-	-	-	706,287
Temporary additions (Note 34a-3)	462,270	-	462,270	213,391
Recording in the period on:
Social contribution loss	1,163,496	4,422	1,181,811	151,626
Income tax loss	1,471,707	9,928	1,514,010	111,207
Total deferred taxes	(60,054)	425,289	4,070,436	4,048,647
Income tax and social contribution for the period	1,272,095	(1,500,818)	(2,041,813)	(2,886,066)

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c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2012	Amount recorded	Amount realized	Balance on 12.31.2013	Balance on 9.30.2013
Allowance for loan losses	12,175,635	5,611,281	2,438,134	15,348,782	14,686,820
Civil provisions	1,473,051	454,728	409,845	1,517,934	1,549,622
Tax provisions	4,953,069	400,748	3,054,737	2,299,080	5,639,850
Labor provisions	987,394	487,172	475,503	999,063	988,961
Provision for devaluation of securities and investments	411,399	133,445	11,199	533,645	423,958
Provision for devaluation of foreclosed assets	185,942	133,290	97,298	221,934	212,870
Adjustment to fair value of trading securities	15,072	173,302	5,205	183,169	12,810
Amortization of goodwill (Note 34a-3)	356,837	462,270	41,863	777,244	321,303
Provision for interest on shareholders’ equity (1)	-	-	-	-	339,924
Other	1,697,152	1,184,614	784,825	2,096,941	2,651,284
Total deductible taxes on temporary differences	22,255,551	9,040,850	7,318,609	23,977,792	26,827,402
Income tax and social contribution losses in Brazil and abroad	1,697,087	2,695,821	347,626	4,045,282	1,255,726
Subtotal (2)	23,952,638	11,736,671	7,666,235	28,023,074	28,083,128
Adjustment to fair value of available-for-sale securities (2)	109,446	1,201,078	69,394	1,241,130	2,344,636
Social contribution - Provisional Measure 2158-35/01	140,842	-	645	140,197	140,842
Total deferred tax assets (Note 11b)	24,202,926	12,937,749	7,736,274	29,404,401	30,568,606
Deferred tax liabilities (Note 34f)	7,996,282	835,655	5,643,992	3,187,945	4,130,802
Deferred tax assets, net of deferred tax liabilities	16,206,644	12,102,094	2,092,282	26,216,456	26,437,804
- Percentage of net deferred tax assets on capital (Note 32a)	16.7%			27.4%	28.4%
- Percentage of net deferred tax assets over total assets	1.8%			2.9%	2.9%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred taxes from companies in the financial and insurance sectors were recorded considering the increase in the social contribution rate, established by Law 11727/08 (Note 3h).

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Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, income tax and social contribution losses and deductible social contribution - Provisional Measure 2158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2014	5,556,446	3,286,093	405,153	251,898	33,578	9,533,168
2015	5,624,783	3,315,494	135,628	192,665	522	9,269,092
2016	2,167,630	1,231,977	937,592	550,779	106,097	4,994,075
2017	333,445	183,595	711,014	509,037	-	1,737,091
2018	1,494,352	783,977	17,564	333,952	-	2,629,845
Total	15,176,656	8,801,136	2,206,951	1,838,331	140,197	28,163,271

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$26,444,826 thousand (R$26,842,448 thousand on September 30, 2013 and R$22,846,106 thousand on December 31, 2012), of which R$22,629,784 thousand (R$25,520,181 thousand on September 30, 2013 and R$ 21,104,063 thousand on December 31, 2012) refers to temporary differences, R$3,684,786 thousand (R$1,183,887 thousand on September 30, 2013 and R$1,605,688 thousand on December 31, 2012) to income tax and social contribution losses and R$130,256 thousand (R$138,380 thousand on September 30, 2013 and R$136,355 thousand on December 31, 2012) of social contribution tax credit, pursuant to Provisional Measure 2158-35.

e)   Unrecognized deferred tax assets

On December 31, 2013, deferred tax assets of R$2,014 thousand (R$464,284 thousand on September 30, 2013 and R$1,958 thousand on December 31, 2012) has not been recorded in the financial statements, and will be recorded when they meet with regulatory demands and/or present the probable prospects to be realized according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Mark-to-market adjustment to securities and derivative financial instruments	536,478	500,351	4,267,397
Difference in depreciation	1,340,059	1,539,207	2,390,590
Judicial deposit and others	1,311,408	2,091,244	1,338,295
Total	3,187,945	4,130,802	7,996,282

The deferred tax liabilities of companies in the financial and insurance sector were established considering the increased social contribution rate, established by Law 11727/08 (Note 3h).

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Notes to the Consolidated Financial Statements

35)   OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets of R$435,363,444 thousand as at December 31, 2013 (R$438,268,979 thousand on September 30, 2013 and R$441,831,211 thousand on September  30, 2012).

b)   Consortia funds

	R$ thousand
	2013		2012
	December 31	September 30	December 31
Monthly estimate of funds receivable from consortium members	361,036	343,387	296,347
Contributions payable by the group	17,706,357	16,836,122	15,224,883
Consortium members - assets to be included	15,836,920	15,059,398	13,580,081
Credits available to consortium members	3,765,379	3,624,438	3,315,241

	In units
	2013		2012
	December 31	September 30	December 31
Number of groups managed	3,274	3,163	2,859
Number of active consortium members	924,245	876,126	736,202
Number of assets to be included	450,401	432,418	188,675

c)   In 2013, Bacen redefined the rules relating to reserve requirement on exchange short position and time deposits, anticipating the remuneration schedule. Below are the main changes:

Description	Previous regulation	Current regulation
Reserve requirement on exchange short position	The reserve requirement for financial institutions is calculated applying the rate of 60% on amount exceeding US$3 billion.	The reserve requirement for financial institutions is calculated applying the rate of 0% on amount exceeding US$3 billion.
Reserve requirement on time deposits

Bacen used to remunerate balance, limited to the lower among the following amounts:

I – the requirement discounted from deductions set forth by Bacen, which cannot exceed 50% of requirements.

II – the requirement multiplied by the percentage of:

- 64% as of the calculation period started on February 10, 2014;

- 73% as of the calculation period started on April 14, 2014;

- 82% as of the calculation period started on June 9, 2014; and

- 100% as of the calculation period started on August 11, 2014.

Bacen will remunerate balance, limited to the lower among the following amounts:

I – the requirement discounted from deductions set forth by Bacen, which cannot exceed 50% of requirements.

II – the requirement multiplied by the percentage of:

- 64% as of the calculation period started on July 1, 2013;

- 73% as of the calculation period started on November 11, 2013;

- 82% as of the calculation period started on January 13, 2014; and

- 100% as of the calculation period started on March 17, 2014.

d)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution 3566/08 - Impairment of Assets (CPC 01);

•       Resolution 3604/08 - Statement of Cash Flows (CPC 03);

•       Resolution 3750/09 - Related Party Disclosures (CPC 05);

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Notes to the Consolidated Financial Statements

•       Resolution 3823/09 - Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution 3973/11 - Subsequent Events (CPC 24);

•       Resolution 3989/11 - Share-based Payment (CPC 10);

•       Resolution 4007/11 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23); and

•       Resolution 4144/12 - Framework (R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively.

CMN Resolution 3786/09 and Bacen Circular Letters 3472/09 and 3516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish their consolidated financial statements in up to 90 days from the reference date December 31, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 28, 2013, Bradesco published its consolidated financial statements for December 31, 2012 and 2011 on its website, in accordance with IFRS standards. Management believes that net income and shareholders´ equity as at December 31, 2013 do not differ significantly from the nature or amounts that will be disclosed to the reference date December 31, 2013 under IFRS, as issued by the IASB.

e)     On November 11, 2013, the Provisional Measure 627 (MP 627/13) was published, amending the Federal Tax Legislation on IR, CS, PIS and Cofins. This Measure provides for the following:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria for the compliance of the Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil, for acquisition of equity resulting from profit sharing recorded abroad by subsidiaries and unconsolidated companies; and

•    special installment payment of PIS/Pasep and Cofins contributions.

Bradesco will wait for MP 627/13 to be converted into Law to carry out a deeper and conclusive analysis. Based on a preliminary assessment, there will be no significant impacts on the Organization.

f)     On January 2, 2014, the corporate restructuring of Odontoprev S.A, through which Bradesco, through its indirect subsidiary Bradesco Saúde S.A. (Bradesco Saúde), indirectly acquired interest representing 6.5% of Odontoprev’s voting capital held by Randal Luiz Zanetti (Mr. Randal). With this acquisition, Bradesco Saúde increased its interest on Odontoprev’s total and voting capital stock from 43.5% to approximately 50.01%, being its sole controlling shareholder. The Shareholder Agreement entered into between Bradesco Saúde and Mr. Randal was terminated on that date.

g)    There were no other events after the reporting period that need to be adjusted or disclosed for these consolidated financial statements as at December 31, 2013.

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Management Bodies

Reference Date: January 28, 2014

Board of Directors	Department Directors (continued)	Ethical Conduct Committee
	José Ramos Rocha Neto	Milton Matsumoto - Coordinator
Chairman	Júlio Alves Marques	Carlos Alberto Rodrigues Guilherme
Lázaro de Mello Brandão	Laércio Carlos de Araújo Filho	Julio de Siqueira Carvalho de Araujo
	Layette Lamartine Azevedo Júnior	Domingos Figueiredo de Abreu
Vice- Chairman	Lúcio Rideki Takahama	Marco Antonio Rossi
Antônio Bornia	Luiz Carlos Brandão Cavalcanti Junior	Alexandre da Silva Glüher
	Marcelo Santos Dall’Occo	André Rodrigues Cano
Members	Marcos Aparecido Galende	Josué Augusto Pancini
Mário da Silveira Teixeira Júnior	Marcos Bader	Clayton Camacho
João Aguiar Alvarez	Marcos Daré	Frederico William Wolf
Denise Aguiar Alvarez	Marlene Morán Millan	Glaucimar Peticov
Luiz Carlos Trabuco Cappi	Marlos Francisco de Souza Araujo	José Luiz Rodrigues Bueno
Carlos Alberto Rodrigues Guilherme	Nobuo Yamazaki	Júlio Alves Marques
Milton Matsumoto	Octavio Manoel Rodrigues de Barros	Rogério Pedro Câmara
Paulo Aparecido dos Santos
Executive Officers	Paulo Faustino da Costa	Integrated Risk Management
	Roberto Sobral Hollander	and Capital Allocation Committee
Chief Executive Officer	Rogério Pedro Câmara	Julio de Siqueira Carvalho de Araujo - Coordinator
Luiz Carlos Trabuco Cappi	Waldemar Ruggiero Júnior	Domingos Figueiredo de Abreu
	Walkiria Schirrmeister Marquetti	José Alcides Munhoz
Executive Vice-Presidents		Aurélio Conrado Boni
Julio de Siqueira Carvalho de Araujo	Directors	Sérgio Alexandre Figueiredo Clemente
Domingos Figueiredo de Abreu	Antonio Chinellato Neto	Marco Antonio Rossi
José Alcides Munhoz	Cláudio Borges Cassemiro	Alexandre da Silva Glüher
Aurélio Conrado Boni	João Sabino	Alfredo Antônio Lima de Menezes
Sérgio Alexandre Figueiredo Clemente	Paulo Manuel Taveira de Oliveira Ferreira	Luiz Carlos Angelotti
Marco Antonio Rossi	Roberto de Jesus Paris	Marlos Francisco de Souza Araujo
Roberto Sobral Hollander
Managing Directors	Regional Officers
Maurício Machado de Minas	Alex Silva Braga	Sustainability Committee
Alexandre da Silva Glüher	Almir Rocha	Luiz Carlos Angelotti - Coordinator
Alfredo Antônio Lima de Menezes	André Ferreira Gomes	Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano	Antonio Gualberto Diniz	Milton Matsumoto
Josué Augusto Pancini	Antonio Piovesan	Julio de Siqueira Carvalho de Araujo
Luiz Carlos Angelotti	Carlos Alberto Alástico	Domingos Figueiredo de Abreu
Marcelo de Araújo Noronha	Delvair Fidêncio de Lima	Aurélio Conrado Boni
Nilton Pelegrino Nogueira	Francisco Aquilino Pontes Gadelha	Marco Antonio Rossi
	Francisco Assis da Silveira Junior	Alexandre da Silva Glüher
Deputy Directors	Geraldo Dias Pacheco	André Rodrigues Cano
Altair Antônio de Souza	João Alexandre Silva	Moacir Nachbar Junior
André Marcelo da Silva Prado	Leandro José Diniz	Amilton Nieto
Denise Pauli Pavarina	Luis Carlos Furquim Vermieiro	Antonio José da Barbara
Luiz Fernando Peres	Mauricio Gomes Maciel	Aurélio Guido Pagani
Moacir Nachbar Junior	*Osmar Sanches Biscuola	Edilson Wiggers
Octávio de Lazari Júnior	Wilson Reginaldo Martins	Eurico Ramos Fabri
Frederico William Wolf
Department Directors	Compensation Committee	Jorge Pohlmann Nasser
Adineu Santesso	Lázaro de Mello Brandão - Coordinator	José Luiz Rodrigues Bueno
*Alexandre Rappaport	Antônio Bornia	Paulo Faustino da Costa
Amilton Nieto	Mário da Silveira Teixeira Júnior	Roberto Sobral Hollander
André Bernardino da Cruz Filho	Luiz Carlos Trabuco Cappi	João Sabino
Antonio Carlos Melhado	Carlos Alberto Rodrigues Guilherme
Antonio José da Barbara	Milton Matsumoto	Executive Disclosure Committee
Arnaldo Nissental	Sérgio Nonato Rodrigues (non-Management member)	Luiz Carlos Angelotti - Coordinator
Aurélio Guido Pagani		Julio de Siqueira Carvalho de Araujo
*Bruno D’Avila Melo Boetger	Audit Committee	Domingos Figueiredo de Abreu
Cassiano Ricardo Scarpelli	Carlos Alberto Rodrigues Guilherme - Coordinator	Marco Antonio Rossi
Clayton Camacho	José Lucas Ferreira de Melo	Alexandre da Silva Glüher
Diaulas Morize Vieira Marcondes Junior	Romulo Nagib Lasmar	Moacir Nachbar Junior
Edilson Wiggers	Osvaldo Watanabe	Antonio José da Barbara
Eurico Ramos Fabri		Marcelo Santos Dall’Occo
Fernando Antônio Tenório	Compliance and Internal Control Committee	Marcos Aparecido Galende
Fernando Roncolato Pinho	Mário da Silveira Teixeira Júnior - Coordinator	Paulo Faustino da Costa
Frederico William Wolf	Carlos Alberto Rodrigues Guilherme	Haydewaldo R. Chamberlain da Costa
* Gedson Oliveira Santos	Milton Matsumoto
Glaucimar Peticov	Julio de Siqueira Carvalho de Araujo	Fiscal Council
Guilherme Muller Leal	Domingos Figueiredo de Abreu
João Albino Winkelmann	Marco Antonio Rossi	Sitting Members
João Carlos Gomes da Silva	Alexandre da Silva Glüher	Nelson Lopes de Oliveira - Coordinator
Joel Antonio Scalabrini	Clayton Camacho	João Carlos de Oliveira
Johan Albino Ribeiro	Frederico William Wolf	Domingos Aparecido Maia
Jorge Pohlmann Nasser	Roberto Sobral Hollander
José Luis Elias	Rogério Pedro Câmara	Deputy Members
José Luiz Rodrigues Bueno		Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira
* Pending approval by the Brazilian Central Bank		João Batistela Biazon

General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant-CRC 1SP201309/O-6		Júlio Alves Marques - Ombudsman

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Independent Auditors’ Report on the Consolidated Financial Information

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at December 31, 2013, the statements of income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Bradesco’s Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the Bradesco’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, above mentioned, present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A., as at December 31, 2013, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

Consolidated statement of value added

We have also audited the consolidated statement of value added (DVA), preparation of which is the responsibility of the Banco Bradesco S.A’s Management, for the year ended December 31, 2013, which presentation is required by publicly-held companies under the Brazilian Corporate Law. The aforementioned statement was subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

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Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Independent Auditors’ Report on the Consolidated Financial Information

Review of corresponding amounts for the third and fourth quarters of 2013

The consolidated balance sheet information as of September 30, 2013 and the related consolidated statements of income, cash flows, value added and the statement of changes in shareholders’ equity for the third and fourth quarters of 2013, which are presented herein by the Bradesco’s Management as supplemental information, were reviewed by us, on which we issued reports that did not contain any modifications, dated October 18, 2013 with reference to September 30, 2013 and the third quarter of 2013, and January 29, 2014 with reference to the fourth quarter of 2013.

Osasco, January 29, 2014

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Summary of the Audit Committee’s Report

Corporate Governance and Related Responsibilities

The Board of Directors of Banco Bradesco S.A. opted for a single Audit Committee for all the companies comprising the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

The Management is in charge of defining and implementing managerial information systems to prepare the financial statements of the companies composing Bradesco Organization, pursuant to the accounting principles adopted in Brazil, applicable to institutions the Brazilian Central Bank (Bacen) authorizes to operate, the rules of the National Monetary Council, the Bacen, the Brazilian Securities and Exchange Commission (CVM), National Private Insurance Board (CNSP), the Insurance Superintendence (Susep) and the National Supplementary Healthcare Agency  (ANS).

The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the management of risk operations of Bradesco Organization.

The Independent Audit is in charge of examining the financial statements and issuing a report about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned report, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as limited reviews of the quarterly information to be delivered to Bacen and CVM.

It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s internal control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of financial reports.

It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization’s internal control systems and to analyze the financial statements, providing the relevant recommendations when applicable.

Among the Audit Committee’s duties are also those required by the U.S. Sarbanes-Oxley Act for companies registered with the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange.

The Audit Committee’s charter is available on the website www.bradesco.com.br,  in the Corporate Governance area.

Activities in 2013

The Audit Committee attended 206 meetings with business, risk control and management areas, and with internal and independent auditors, checking the information considered relevant or critical through the referencing of different sources.

The Audit Committee’s work schedule for 2013 was focused on the main processes and products referring to Bradesco Organization’s activities. Among the most relevant aspects, we point out:

•       process of preparing and disclosing financial reports to shareholders and external users, which contain accounting and financial information;

•       the credit and operating risk management and control systems, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Bacen’s rules about the issue; and

•       the improvement of internal controls systems deriving from projects in the IT and Risk Management areas.

Internal Controls Systems

Based on the work program and agenda established for 2013, the Audit Committee was informed on the main processes within the Organization, evaluating their quality and management commitment to their continuous improvement.

As a result of meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest manners to improve the processes to the Board of Directors, as well as to monitor the implementation of improvement suggestions identified in the audit process and discussions with business areas.

Based on the information and remarks collected, the Audit Committee hereby deems the internal control system of Bradesco Organization as suitable to the size and complexity of its businesses and structured so as to ensure the efficiency of its operations, the financial report-generating systems, as well as compliance with internal and external rules, to which all transactions are subject.

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Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Summary of the Audit Committee’s Report

Independent Audit

The planning of the independent audit for 2013 was discussed with KPMG Auditores Independentes (KPMG) and, throughout 2013, the audit teams responsible for services presented their results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee, which requested the monitoring of the implementations and improvements in the areas in charge.

Based on the planning submitted by auditors and on the subsequent discussions about results, the Committee considered that the works developed by the teams were adequate to the Organization’s businesses.

Internal Audit

The Committee requested that the Internal Audit considered several works in line with issues covered by the Committee’s agenda in its planning for 2013.

Throughout 2013, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

Based on discussions regarding the planning of the Internal Audit, focused on risks, processes and the evaluation of the results thereof, the Audit Committee found that the Internal Audit had adequately met the demands of the Committee and the needs and requirements of the Organization and regulatory bodies.

Consolidated Financial Statements

The Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to examine the monthly, quarterly, half-yearly and annually financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements.

Bradesco’s accounting policies were also considered in the preparation of financial statements, as well as compliance with accounting practices adopted in Brazil, applicable to institutions that Bacen authorizes to operate as well as with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs), half-yearly and annually balance sheets, the Committee held meetings with KPMG to assess the aspects of independence of auditors and control environment when producing the figures to be disclosed.

Based on aforementioned reviews and discussions, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2013.

Cidade de Deus, Osasco, SP, January 29, 2014

CARLOS ALBERTO RODRIGUES GUILHERME

(Coordinator)

JOSÉ LUCAS FERREIRA DE MELO

ROMULO NAGIB LASMAR

OSVALDO WATANABE

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Fiscal Council’s Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements for the year ended December 31, 2013, and the technical feasibility study of taxable income generation, brought to present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, Resolution 3059/02 of the National Monetary Council, and Bacen Circular Letter 3171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil, applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position, and recommend their approval by the Annual Shareholders’ Meeting.

Cidade de Deus, Osasco, São Paulo, January 29, 2014

Nelson Lopes de Oliveira

Domingos Aparecido Maia

João Carlos de Oliveira

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 06, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.